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04035477

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Tobacco Inc.

*CURRENT ADDRESS 2-1 Toranaman, Minato-ku
Tokyo 105-8422, Japan

PROCESSED
JUL 15 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4362 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7-12-04

82-4362

ARIS
3-31-03

Japan Tobacco Inc.

Annual Report 2003

For the Year Ended March 31, 2003

Forging ahead to the future

PROFILE

In April 2002, JT formulated a new corporate strategy called the "JT Brand•ing Declaration" at the time of its "new foundation." As part of the JT branding strategy, we seek in our tobacco, pharmaceuticals, and foods businesses and all corporate activities to satisfy our shareholders and other stakeholders through the provision of unique added value that brings delight to and exceeds the expectations of our customers. This is how JT aims to become a truly excellent company.

While implementing the JT Brand•ing Declaration, JT will continue to strive to maximize cash flow, enhance corporate value, and maintain the trust of its shareholders and other stakeholders.


MEET
YOUR
DELIGHT

CONTENTS

* Unless otherwise specified in this annual report, the information herein is as of August 6, 2003.

** Fiscal 2003 refers to our fiscal year ended March 31, 2003, and other fiscal years are referred to in a corresponding manner.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Japan Tobacco Inc. and Consolidated Subsidiaries / Years ended March 31

	Millions of yen			Millions of U.S. dollars
	2001[1]	2002	2003[2]	2003
For the year:				
Net sales	¥4,501,701	¥4,544,175	**¥4,492,264**	**$37,373**
EBITDA	312,045	334,119	**337,297**	**2,806**
Net income	43,687	36,850	**75,302**	**626**
Free cash flow (FCF)	307,311	31,413	**170,372**	**1,417**
At year-end:				
Total assets	¥3,188,230	¥3,063,077	**¥2,957,665**	**$24,606**
Total shareholders' equity	1,513,846	1,613,105	**1,622,654**	**13,499**
Amounts per share (in yen and U.S. dollars):				
Net income	¥ 21,843	¥ 18,425	**¥ 37,586**	**$ 313**
Cash dividends applicable to the year	8,000	8,000	**10,000**	**83**

Notes: 1. Figures stated in U.S. dollars in this report are translated solely for convenience at the rate of ¥120.20 per $1, the rate of exchange as of March 31, 2003

(1) As discussed in Note 3 i), l) and m) to the consolidated financial statements, effective April 2000, the consolidated financial statements have been prepared in accordance with new accounting standards for financial instruments, foreign currency transactions and employees' retirement benefits.

(2) As discussed in Note 3 p) to the consolidated financial statements, effective from January 1, 2002, goodwill and other intangible assets of a foreign consolidated subsidiary have been accounted for in accordance with new accounting standards. Also, as discussed in Note 3 p) to the consolidated financial statements, effective April 2002, the Company changed its method of accounting for the translation into Japanese yen of the revenue and expense accounts of foreign consolidated subsidiaries.

2. EBITDA = operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

3. FCF = (cash flow from operating activities + cash flow from investing activities) excluding the following items:

From "cash flow from operating activities": Dividends received / interest received and its tax effect (42%) / interest paid and its tax effect (42%)

From "cash flow from investing activities": Cash outflow from purchase of marketable securities / proceeds from sales of marketable securities / cash outflow from purchases of investment securities / proceeds from sales of investment securities / others (but not business-related investment securities, which are included in the investment securities item)


NET SALES
(Billions of yen)
4,502
4,544
4,492
'01
'02
'03


EBITDA
(Billions of yen)
312
334
337
'01
'02
'03


NET INCOME
(Billions of yen)
44
37
75
'01
'02
'03


FCF
(Billions of yen)
307
31
170
'01
'02
'03

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions.
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan,
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

A MESSAGE FROM THE MANAGEMENT



Tadashi Ogawa,

Katsuhiko Honda,

Forging ahead to the future:

Enhancing corporate value

In April 2002, Japan Tobacco Inc. (JT) formulated its "Plan 2004" medium-term management plan, which spans the three years from April 2002 to March 2005. Since then, we have steadily implemented a range of corresponding initiatives. As a result, for fiscal 2003, ended March 31, 2003, we achieved the highest levels of operating income and recurring profit since our incorporation in 1985. In the interest of providing increased returns to our shareholders, we increased the annual shareholder's dividend by ¥2,000, to ¥10,000 per share, including a ¥4,000 interim dividend.

Although we recognize JT's overall business performance is in keeping with Plan 2004, the tobacco excise tax hike in Japan on July 1, 2003, is expected to adversely impact domestic cigarette sales volume, which has gradually declined due to such factors as a graying population, increasing health consciousness, and more stringent smoking restrictions.

In August 2003, we also reached agreement with Philip Morris International Inc. to not renew the licensing agreement for the manufacturing and selling of *Marlboro*-brand cigarettes in the Japanese market upon the expiration of the contract at the end of April 2005. JT's sales volume is thus expected to substantially decline in fiscal 2006.

In consideration of theses changes in our business environment, we have formulated our new "JT PLAN-V" three-year action plan, from April 1, 2003 to March 31, 2006, anticipating medium- to long-term changes to the business environment and clearly setting and progressing toward our corporate vision over the next decade.

Regarding the Companywide management goals set forth in JT PLAN-V, we will aim to achieve EBITDA of ¥360.0 billion for fiscal 2006. Our other major goals include the attainment of a 7% ROE for fiscal 2006 and total cumulative free cash flow for the three years of the plan of ¥450.0 billion.

Although the highly challenging nature of our business environment continues to intensify, by firmly implementing our new medium-term management plan, we will establish a foundation to enable profit growth and achieve our corporate vision over the next 10 years—a global growth company that develops diverse value-creating businesses.

JT PLAN-V Companywide Management Targets

- EBITDA: Fiscal 2003: ¥337.2 billion
  → Fiscal 2006: ¥360.0 billion
- ROE: Fiscal 2003: 4.7%
  → Fiscal 2006: 7% minimum
- Cumulative free cash flow:
  Fiscal 2004–fiscal 2006: ¥450.0 billion

T. Ogawa

Tadashi Ogawa,
Chairman of the Board and Representative Director

Katsuhiko Honda

Katsuhiko Honda,
President and CEO and Representative Director

JT PLAN-V

1. Individual Business Segment Measures

Domestic Tobacco Business

In addition to the structural changes taking place in the domestic tobacco market, the termination of JT's *Marlboro* license is expected to result in a substantial dip in sales volume for fiscal 2006. Nevertheless, we will work to expand the enterprise value of our domestic tobacco business by implementing a range of measures aimed both at sales growth strategies and cost structure reform.

In sales growth strategies, JT has lagged behind in the growing 1mg-tar and menthol segments of the market, and it will seek to reverse the current state of market share distribution in its favor with new price strategies, which it implemented with recent cigarette price revisions, and proactive marketing of new products. In the premium (¥300 or more per pack) market segment, the success of our new reduced-odor *LUCIA* product indicates the growth potential of the reduced-odor sector. Through the ongoing introduction of new products, JT will cultivate reduced-odor products into a new cigarette category and boost its competitive edge by implementing a third market revolution following the previous milestones of the introduction of filters and charcoal.

The Company will also concentrate on reforming its cost structure for profit growth. We will assemble a flexible cost structure by cutting fixed costs and lowering variable costs to safeguard against the risk of business volume decline.

International Tobacco Business

Building upon the progress made under Plan 2004, JT will continue to work to expand profit in its international tobacco business through growth in its global flagship brands (GFBs). By continuing to concentrate on core markets and unflinchingly working to strengthen its business structure, the international tobacco business will contribute substantially to the fulfillment of JT's overall management targets as the driver of profit growth for the JT Group. While adhering to a basic policy of organic growth, we will also proactively seek collaboration or acquisition opportunities if complementary to our business strategy.

Pharmaceuticals Business

JT is working to establish its pharmaceuticals business as one of its future cash flow generators. The pharmaceuticals division's goal in JT PLAN-V is to put into clinical development three additional compounds that have the potential to become global products.

Foods Business

JT has positioned its foods business as its next cash flow generator. Our goal for the foods business in JT PLAN-V is to attain profitability at the operating income level and reinforce the division's business foundation, from which we will make the foods business a solid generator of cash flow from the next medium-term management plan onward.

The processed food segment has already achieved steady growth, and the Company will work to further enhance its business value under JT PLAN-V. This segment covers the frozen food, seasoning, bakery item, and chilled food sectors, and, in areas requiring additional management resources, the Company will proactively seek out partnerships and collaborations with other companies.

In the beverage segment of its foods business, JT will implement comprehensive programs to enhance efficiency and work to attain profitability at the operating income level.

In other businesses, we will accelerate initiatives to achieve self-sufficiency for these businesses and radically restructure those businesses that fail to display self-sustaining potential.

II. Companywide Measures

To strengthen its corporate structure, JT will revise the organization and workforce of its corporate administrative division to further hone its functions and streamline its operations. We will also consolidate our Group companies' human resources and accounting operations in a common service center, thereby enabling us to maximize cost performance.

As a result of the integration of facilities and other initiatives to improve cost-competitiveness in its domestic tobacco business, JT expects approximately 4,000 jobs to be made redundant, and it will offer voluntary retirement packages to eligible workers.

III. Dividends and Financial Strategies

JT plans to increase shareholder dividends gradually, contingent on its attainment of its medium-term plan targets and the medium-to-long-term profit outlook.

JT's financial strategies are aimed at optimum capital allocation, including investments in current and future businesses, the acquisition of external resources, the reduction of interest-bearing debt, and the improvement of returns for its shareholders.

Furthermore, JT will repurchase its own shares and utilize treasury stock to provide management with more financial options when considering external business opportunities.

Corporate Vision for the Next Decade:

To become a global growth company that develops diverse value-creating businesses

Business Goals in 10 Years' Time

1. Tobacco Business

To become a leading global cigarette manufacturer with the most competitive brand portfolio, through the enhancement of solid and profitable business foundations worldwide

2. Pharmaceuticals Business

- Distinguish itself as a unique pharmaceuticals business with world-class R&D
- Enhance its presence with innovative drugs

3. Foods Business

To become a distinctive food manufacturer operating in multiple food categories

- Enhance its firm business base and economies of scale in Japan
- Pursue further business opportunities in the Asian and Oceanian markets

Domestic Tobacco Business

DOMESTIC TOBACCO MARKET SHARE OF JT (%)


73.3
'97 '98 '99 '00 '01 '02 '03

Overcoming the changes in the business environment and securing stable cash flow while augmenting cash flow generating capabilities

Japan's tobacco market is one of the largest in the world. However, the Japanese market has recorded a continuing, slight downtrend in recent years due to persisting lackluster economic conditions as well as such social factors as the graying of the population and the rise in social concerns regarding the impact of smoking on health.

JT succeeded in maintaining a 73.3% market share of the Japanese tobacco market in the fiscal year ended March 31, 2003, while the Company's overall cigarette sales volume went on to decrease along with the market downtrend. Japan's leading brand of cigarettes is *MILD SEVEN*, which was first launched by JT in 1977. We manufacture and sell nine of the ten top-selling products in Japan, with the top three products as well as the number seven product coming from the *MILD SEVEN* brand family.

For the fiscal year ended March 31, 2003, JT worked to strengthen its main brands and to develop and introduce new products to meet the diversifying preferences of its consumers. The Company also implemented aggressive and efficient marketing activities tailored to the unique features of the Japanese market. Regarding the leading brand of *MILD SEVEN*, *MILD SEVEN ONE* was launched. In response to diversifying consumer tastes, the Company also introduced two new brands for sale in selected areas: *Icene Super Cooling Menthol* (nationwide from May 2003) and *LUCIA Citrus Fresh Menthol*, which features reduced odor and sidestream smoke, made possible through JT's proprietary technological innovations. Despite the Company's efforts in the period under review, JT's annual cigarette sales volume was down 3.5%, to 229.0 billion cigarettes, amid a declining trend in the Japanese cigarette market. Under such difficult business conditions, to strengthen cost-competitiveness, JT proceeded to carry out a range of initiatives. In July 2002, we decided to streamline our cigarette production operations from 25 plants to 17, and, as of March 31, 2003, we had stopped production operations at three of these facilities.

The environment surrounding JT's domestic tobacco business is currently undergoing enormous change. In addition to the tobacco excise tax hike on July 1, 2003, in the midst of industry volume decline, in August 2003, JT and Phillip Morris International agreed not to renew the current licensing agreement for *Marlboro* products, as a result of which JT will not manufacture and market *Marlboro* products after the end of April 2005. Consequently, we anticipate a substantial dip in our domestic cigarette sales volume for the fiscal year ending March 31, 2006, during which the *Marlboro* contract will expire.

In response to these changes in the business environment, JT will proactively promote new products, with a focus on the premium price range, and work to gain market share while leveraging our original reduced-odor technologies to develop new segments of the market. We will also work to achieve a dynamic and flexible cost structure through thorough cost structure reforms centered on the streamlining of every link in our value chain, including sales, production, and procurement. While we have already decided to reduce our cigarette manufacturing plants to 17, we plan to close six additional plants, and change the function of one plant. Furthermore, we plan to consolidate six regional sales headquarters with remaining ones. By implementing this range of initiatives that covers both top-line and bottom-line issues, domestic tobacco business will advance toward its goal of expanding its cash flow.

Furthermore, to promote harmonious coexistence between smokers and nonsmokers, we will provide comfortable public smoking areas as well as take other measures to enhance the satisfaction of adult smokers and improve smoking manners.

10 Top-Selling Brands and Domestic Market Share (Fiscal 2003)

Brand	Manufacturer	Market Share
Mild Seven Lights	JT	8.9%
Mild Seven Super Lights	JT	8.9%
Mild Seven	JT	8.0%
Seven Stars	JT	7.1%
Caster Mild	JT	4.5%
Marlboro Lights Menthol Box	JT	3.1%
Mild Seven Extra Lights	JT	2.7%
Cabin Mild Box	JT	2.2%
Lark Milds KS Box	PM	2.2%
Frontier Lights Box	JT	1.9%

Source: Tobacco Institute of Japan (TIOJ)

International Tobacco Business

SALES VOLUME OF INTERNATIONAL TOBACCO BUSINESS
(Billion units)



191.6
203.1
215.1
207.8
88.0
95.7
107.8
112.4
'00
'01
'02
'03
Total sales volume (including GFBs)
GFBs

Being the driving force for profit growth in JT Group

To expand its revenue sources and strengthen cash flow, in May 1999, JT acquired the non-U.S. tobacco operations of RJR Nabisco, Inc., for approximately US$7.8 billion. Beyond strengthening the sales and distribution network of its tobacco products in overseas markets, in substantially all countries outside of the United States, JT obtained the trademark rights to such brands as *CAMEL*, *Winston*, and *Salem*, which boast a high level of international brand recognition. These brands, together with *MILD SEVEN*, constitute our strategic Global Flagship Brands (GFBs). The integration of the non-U.S. tobacco operations of RJR Nabisco into our international tobacco business was completed in 2000, and our subsidiary JT International S.A. currently spearheads the business.

During the fiscal year under review, JT worked proactively toward sustained growth in its international tobacco business through continual and effective sales promotion efforts. We improved the flavor and packaging of our *CAMEL* product range and introduced this upgraded lineup first in European markets and then to other regions. Also, we continued to enhance our business structure and operations to improve profitability. Consequently, international cigarette sales volume decreased 3.4%, to 207.8 billion cigarettes, due primarily to a decline in sales of low-priced cigarettes in Russia as a result of our concentration on selling higher-priced products. However, GFB sales grew steadily. In fact, GFB sales volume increased to 112.4 billion cigarettes, up 4.3% from the previous fiscal year, and net sales increased steadily.

In our international tobacco business, we will accelerate the growth of sales volume by fostering GFB expansion accompanied by unit price increases through upgrading our *Salem* product lineup in addition to our *CAMEL* range. Through these efforts, international tobacco operations will continue to move ahead to serve their function as an important profit growth driver for the JT Group.

We will also continue to take appropriate measures with regard to tobacco-related regulations of the World Health Organization (WHO), the European Union, and various countries.

In January 2003, we established the China Division under our Tobacco Headquarters. The division centralizes two functions: the formation of key relationships in the Chinese market through technical support and other activities, which had previously been handled by the JT parent company, and the marketing of tobacco products, which had been handled by subsidiary JT International. The aim of this reorganization is to strengthen our medium- and long-term activities in the Chinese market in view of that country's entry into the World Trade Organization.

Top Ten Brands Worldwide

Brand (Manufacturer)	Total World Annual Sales Volume (Billion units)
Marlboro (PM)	474.7
Mild Seven (JT)	120.7
L&M (PM)	90.8
Winston (JT/RJR)	66.0
Cleopatra (Eastern Tobacco)	61.0

Brand (Manufacturer)	Total World Annual Sales Volume (Billion units)
Camel (JT/RJR)	59.8
Derby (BAT)	52.0
Philip Morris (PM)	37.8
Yava (BAT)	31.5
Newport (Lorillard/BAT)	31.2

Source: Maxwell, July 2003

Pharmaceuticals Business



Cultivating the pharmaceuticals business as a future cash flow generator

JT's pharmaceuticals business is positioned as one of the future pillars of JT, and, as such, its missions are to develop into a world-class business backed by unique R&D and to firmly establish its market presence through the development of original pharmaceutical products. Specifically, JT's most crucial purpose as a pharmaceuticals manufacturer is to conduct R&D activities with the principal objective of bettering the lives of the greatest number of people through the drugs that it brings to market.

In pursuit of these goals, in 1993, JT established its Central Pharmaceutical Research Institute in Takatsuki City, Osaka Prefecture, to focus on R&D. The institute has since engaged in R&D concerning new compounds in fields including glucose and lipid metabolism, anti-virus, immune disorders and inflammation, and bone metabolism and has branched out into collaboration with other research institutions both in Japan and overseas.

In domestic pharmaceuticals operations, we rededicated ourselves to optimizing the synergies available in the prescription pharmaceuticals business with our acquisition of Torii Pharmaceutical Co., Ltd., which became a JT Group company in 1998. Currently, Torii Pharmaceutical handles sales and marketing functions, while JT is in charge of R&D operations.

To improve and augment our overseas R&D activities, in April 2000, we added clinical development functions to our subsidiary U.S.-based Akros Pharma Inc. and configured it as an overseas development center. Since June 2000, through a partnership with Tularik Inc. of the United States, we have been operating the Tularik Pharmaceutical Company in California as a new overseas research facility.

As of September 16, 2003, five pharmaceutical compounds developed by JT were at the clinical trial stage. We have also prepared two anti-HIV agents procured from Gilead Sciences in the United States for NDA submission. In October 2002, we terminated the development of a drug for diabetes that had completed phase II clinical trials in Japan. The overseas rights (except for in the Republic of Korea) for this compound have been licensed out to Pharmacia Corporation (now Pfizer Inc.) since June 1998, which also decided to terminate clinical development of this compound.

In September 2003, we decided to terminate the clinical development of the anti-inflammatory agents for which development had extended to the completion of the second phase of clinical trials. In January 2002, we entered into an agreement with Fujisawa Pharmaceutical Co., Ltd., to jointly develop and market, as of phase III of clinical trials, this anti-inflammatory agent in Japan, but the agreement was terminated.

JT will work to establish a solid business foundation for its pharmaceuticals business to achieve rapid business expansion as a future pillar of cash flow by augmenting in-house R&D capabilities and accelerating development with the utilization of external resources.

(As of September 16, 2003)

Clinical Development

Code	Stage	Indication	Mechanism
JTE-607 (inj.) (inj.)	Phase II (Japan) Phase I (Overseas)	SIRS (Systemic Inflammatory Response Syndrome)	Inflammatory cytokines inhibitor
JTV-803 (inj.) (inj.)	Phase II (Japan) Phase I (Overseas)	Anticoagulant	Factor Xa inhibitor
JTT-705 (oral)	Phase II (Overseas) Phase I (Japan)	Hyperlipidemia	CETP inhibitor
JTK-003 (oral)	Phase II (Japan) Phase I (Overseas)	Hepatitis C	HCV RNA polymerase inhibitor
JTT-130 (oral)	Phase I (Japan) Phase I (Overseas)	Hyperlipidemia	MTP inhibitor
Tenofovir disoproxil fumarate (oral)	Prepared for NDA submission (Japan)	Anti-HIV	Reverse transcriptase inhibitor
Emtricitabine (oral)	Prepared for NDA submission (Japan)	Anti-HIV	Reverse transcriptase inhibitor









Foods Business

Fortifying the foundation of the foods business for future growth and expanding business value to position the segment as the next generator of cash flow

Striving to be a distinctive food manufacturer operating in multiple food categories, JT's foods business conducts operations in two major segments: processed foods and beverages. During the fiscal year ended March 31, 2003, JT upgraded the scale of its foods business by actively developing and introducing new products as well as acquiring new sales channels and strengthening existing ones.

We extended our processed foods business by adding new products to the *Dai-ninki!* line of frozen food. To further grow our bakery operations by utilizing our R&D know-how, we acquired 100% of the equity of Saint-Germain Co., Ltd., the former bakery and retail subsidiary of Tokyu Department Store Co., Ltd., in May 2002.

In our beverage business, the sales volume of JT-brand products increased slightly. We enhanced the lineup of our *Roots* canned coffee and launched *SENOBY*, a calcium-enriched health drink with milk basic protein (MBP). Sales of both these products were favorable. In the sugarless tea market, the largest domestic segment for soft drinks, in March 2003, we proactively launched *Shibucha*, a green-tea beverage featuring 100% domestic tea leaves, *Aka Oolong*, which exclusively uses highly fermented oolong tea leaves, and *Ao Oolong* in July 2003. These products are free of added fragrances or flavors. In addition, from April 2003, we began selling *Twining* brand beverages in Japan. *Twining* is one of the world's major brands of black tea. Also, we steadily expanded vending machine channels through Japan Beverage Inc., our vending machine operations subsidiary.

JT will strengthen the foundation of its foods business for future growth and expand its business value to position the segment as the next generator of cash flow. In processed foods, therefore, we will develop our current business strategy and work to further expand the business value of such operations. We have strategically concentrated on the four sectors of frozen foods, seasonings, bakery items, and chilled foods,* and we will proactively seek out partnerships and collaboration opportunities to supplement areas that require additional management resources.

Following careful assessment of the current situation and changes to the business environment, JT will move its beverage business away from strategies that emphasize EBITDA break-even and scale expansion toward policies that emphasize profitability. We will implement thorough efficiency programs covering all aspects of the business and aim to achieve profitability at the operating income level by the fiscal year ending March 31, 2006. The Company will continue to invest in R&D, advertising and promotion, and vending machine sales channels to cultivate and reinforce its brand power.

* Chilled food operations are currently being conducted by Hans Continental Smallgoods Pty. Ltd. of Australia, which JT acquired when it took over the food business operations of Asahi Kasei Corporation.

FREQUENTLY ASKED QUESTIONS

MANAGEMENT

Why has JT diversified into the international tobacco, pharmaceuticals, and foods businesses? What is its plan for other existing businesses?

The growth potential of JT may become limited if it continues to solely rely on its domestic tobacco business, with such factors as the continual graying of the Japanese population and changes in the social climate surrounding smoking. JT is striving to become a global growth company with value-creating and diversified businesses and will concentrate its investments in the three major segments of international tobacco, pharmaceuticals, and foods in order to compile a business portfolio reflecting a balance of risk and return as well as JT's skill at recognizing business opportunities.

Although JT will continue to work hard in its core business, it will also carry out radical reforms of businesses that fail to attain profitability. Accordingly, the Company withdrew from its agriculture business in June 2003.

What is JT's philosophy on mergers and acquisitions?

JT strives for firm growth based on the foundations it has laid thus far in its international tobacco, pharmaceuticals, and foods businesses. We will also proactively seek out growth opportunities based on the procurement of external resources as a means to accelerate business growth and supplement our value chain. We also have no system of fixed priority levels for our individual business. Based on assessments of synergistic value, speed, scale, business conditions, and financial conditions, we will place priority on the projects with the greatest potential to contribute to the expansion of our enterprise value.

What is JT's philosophy on shareholder profit sharing?

Growth in our corporate value over the medium-to-long term will determine JT's attractiveness to shareholders. In the interest of augmenting profit sharing with our shareholders, we increased the annual shareholder's dividend for the fiscal year ended March 31, 2003, by ¥2,000, to ¥10,000 per share. We also intend to continue to increase shareholder dividends gradually, contingent on the attainment of medium-term plan objectives and the medium-to-long-term profit outlook.

Retained earnings will be allocated to investment in current and future businesses, the acquisition of external resources, and the reduction of interest-bearing debt.

Why did JT obtain authorization for the repurchase of its shares?

The October 2001 revisions to the Commercial Code of Japan provided Japanese companies with greater flexibility in the holding and use of treasury stock. In consideration of this development and to pursue greater maneuverability in response to the changing business environment, we obtained authorization to repurchase a maximum of 100,000 shares for up to ¥75 billion at our June 25, 2003, general meeting of shareholders. Under JT PLAN-V, while taking into account such factors as plan progress, market trends, and stock liquidity, we will repurchase shares and utilize treasury stock to provide management with more financial options when considering external business opportunities or the feasibility of making Group companies wholly owned subsidiaries. Authorization was approved for a repurchase of stock of the same size in the previous year. However, we did not repurchase any such shares.

CONDITIONS SURROUNDING THE TOBACCO BUSINESS

Many of the major tobacco manufacturers in the United States are now facing numerous legal actions. Are the risks of litigation increasing for the JT Group as well?

As of August 31, 2003, there were 41 tobacco-related lawsuits involving JT, 40 overseas, primarily in the United States, and one in Japan.

In the United States, since the scale of JT's business is extremely small, we believe tobacco-related litigation risk is limited and unlikely to materially affect JT's operations over the short-to-medium term. Outside the United States, smoking and health-related lawsuits are far fewer in number, and the amount of damages sought is much lower. U.S.-type lawsuits seem to be specific to the country's unique legal environment, and we do not expect them to expand rapidly to other jurisdictions.

However, the business environment surrounding the tobacco industry worldwide has become stringent because of the youth smoking issues and other smoking and health issues as well as the tighter restrictions put in place to address these issues. In such circumstances, JT observes with great interest developments of lawsuits involving other companies in the context of relations between the tobacco industry and society.

WHO and EU restrictions on tobacco are growing tighter. How will this affect JT's tobacco business?

There are many positions on the issue of smoking. Tobacco has been the subject of a great deal of discussion in recent years with regard to its effect on health. JT maintains a supportive position regarding appropriate restrictions on tobacco, which it considers necessary.

Tobacco is a firmly established feature of human lifestyle and has a long history of enjoyment by adults, and we believe that adults are entitled to choose for themselves whether to smoke or not, based on a full awareness of health-related information. We therefore take issue with the imposition of a single uniform set of restrictions or excessive restrictions that fail to take into account the unique cultures of individual nations.

JT will continue to live up to its social responsibilities, implement programs to prevent underage smoking and improve smoking manners, and meet the general expectations of today's society. At the same time, we will wholeheartedly provide a variety of services to individuals who choose to smoke and continue to conduct our business in a manner that promotes harmonious coexistence between smokers and nonsmokers.

DOMESTIC TOBACCO BUSINESS

To what extent will the termination of the *Marlboro* licensing agreement influence JT's finances?

JT currently is a party to a licensing agreement with Philip Morris Products S.A. for the exclusive manufacture, sale, and trademark use of *Marlboro* products in Japan. The current contract is valid through April 30, 2005.

Total *Marlboro* product sales in Japan for the fiscal year ended March 31, 2003, amounted to approximately ¥318.0 billion (approximately ¥130.0 billion after tobacco excise taxes) and generated approximately ¥12.0 billion in operating income. With the termination of our *Marlboro* licensing agreement, factoring in such costs as manufacturing- and sales-related personnel costs and depreciation and amortization and assuming earnings equal to those for the fiscal year ended March 31, 2003, we anticipate an approximate ¥50.0 billion potential decline in operating income as a result.

With the continual decline in market share and sales volumes, what measures will JT take to increase sales?

In sales growth strategies, JT has lagged behind in the growing 1mg-tar and menthol segments of the market, and it will seek to reverse the current state of market share distribution in its favor with new price strategies, which it implemented with the July 2003 cigarette price revisions, and proactive marketing of new products.

We will also work to enhance our competitive edge in the premium market segment. Our new reduced-odor *LUCIA* product, which we launched in February 2003, pinpoints the needs of customers who are concerned with cigarette odor and has substantially outperformed other recently marketed premium products. The success of *LUCIA* has convinced JT of the growth potential of the reduced-odor product sector. Through the ongoing introduction of new products, JT will cultivate reduced-odor products into a new cigarette category, thus bringing about a third market revolution, following the previous milestones of the use of filters and charcoal, and thereby boost its competitive edge.

Although we have lagged behind in growth areas, this means we face little risk of causing competition among our own products when it comes to launching new ones into the market. Focusing on these growth areas, we will proactively develop products that are precisely oriented to customer needs and test-market approximately 10 new product brands each year—double the number in the past—primarily in growth areas.

What is JT doing to reduce costs?

In our domestic tobacco business, we will accelerate business efficiency programs with attention to the risk of declining future business volume. Regarding manufacturing operations, during the JT PLAN-V time frame, in addition to our previously announced closure of eight of our plants,* we will close six** of our remaining 17 plants and change the function of one plant***. We will also reduce fixed costs through the integration of Group companies and the consolidation of facilities, including the consolidation of six regional sales headquarters with remaining ones, the restructuring of our domestic raw materials division, and the streamlining of the head office.

We will also work to reduce variable costs. More efficient mechanisms for managing raw materials and other material costs will be developed, encompassing all stages from purchasing through transport and storage. At the same time, we will augment the synergistic effects of our Group management by implementing joint purchasing of raw materials with JT International and pursue a further reduction of logistics costs. By implementing these thorough cost reductions, spanning both fixed and variable costs, JT will further enhance its cost-competitiveness.

Our aim is to maximize cost-effective operations by improving efficiency not only for our business divisions but also for our head office administrative divisions, which we will streamline by revising organizations and personnel numbers and further enhancing head office functions.

We anticipate that approximately 4,000 jobs will be made redundant as a result of this range of initiatives for streamlining our domestic tobacco business and head office operations, and we will offer early retirement packages to qualified employees.

* JT first announced and commenced the restructuring of its domestic cigarette manufacturing operations in July 2002. The shutdown schedule is as follows:
Sendai, Nagoya, and Hashimoto plants: Shutdown by March 31, 2003
Hiroshima, Fuchu, Matsuyama, and Naha plants: Shutdown by March 31, 2004
Ueda Plant: Shutdown by March 31, 2005

** JT announced to close the following plants in September 2003:
Hakodate, Takasaki, Takamatsu, Tokushima, Usuki, Kagoshima plants: Shutdown by March 31, 2005.

*** In addition, the Tokyo plant will be consolidated with a machinery center to become a manufacturing technology center in April 2005, as part of our aim to enhance manufacturing technology and product development while providing technical support to remaining plants.
As a result, the total number of our domestic cigarette manufacturing plants will be 10 by April 1, 2005.

What effect will the July 2003 increase in the tobacco excise tax have on JT's domestic tobacco business?

In response to the Japanese government's consideration of a tobacco excise tax hike, the entire industry united in opposition to the imposition of an inordinate burden on one specific industry and its consumers, and a petition against such tax increases gathered signatures from more than 6.5 million people. However, an increase of approximately ¥1 per cigarette effective from July 2003 was decided. All tobacco companies have revised their product prices to reflect this tax increase, including JT, which raised all cigarette prices—with the exception of certain products—by ¥1 per cigarette to pass along the increased tax burden to selling prices. For products to which we did not apply the ¥1 per cigarette increase, we set prices based on a comprehensive consideration of such factors as market trends, customer evaluation, and individual cost structure.

The tax hike and corresponding price revisions are likely to suppress total domestic demand and present a potential strain to JT's profits. To minimize the influence on profit, we will continue to maintain our top line and reduce costs.

What is JT's stance on the risk of further increases in domestic tobacco excise taxation?

JT will strongly oppose any tobacco excise tax increase. A disproportionate tax burden levied against a single industry and its consumers is not acceptable. JT will continue to do everything in its power to prevent tobacco excise tax increases and protect the interests of Japan's 31.5 million tobacco users and people employed in tobacco-related industries.

INTERNATIONAL TOBACCO BUSINESS

How does JT view the reorganization and privatization of tobacco companies that are taking place worldwide?

A great deal of reorganization is currently taking place among European tobacco companies. For example, in October 1999, Société Nationale d'Exploitation Industrielle des Tabacs et Allumettes, S.A., of France and Tabacalera, S.A., of Spain merged to form the Altadis Group, and, in February 2002, Imperial Tobacco Group PLC of the United Kingdom agreed to purchase Reemtsma Cigarettenfabriken GmbH of Germany. Furthermore, in June 2003, British American Tobacco p.l.c. agreed to acquire Ente Tabacchi Italiani S.p.A., Italy's state tobacco company. Such developments are not limited solely to Europe, as national tobacco monopolies around the world are increasingly becoming privatized.

Following our acquisition of the non-U.S. tobacco operations of RJR Nabisco, we worked to achieve continual top-line growth, improve cash flow generation ability, and enhance operational performance in an effort to attain a strengthened business foundation for firm and continual growth, and we believe that our efforts have proved successful. However, while organic growth is our primary policy, we will also proactively seek collaboration or acquisition opportunities if complementary to our business strategy.

What is JT's price strategy?

JT's basic policy is to maintain an orderly price structure to protect its brand equity. We therefore avoid resorting to simple price reductions to increase sales volume. However, we will consider assuming a more flexible price strategy should such a need arise due to the level of competition or the current state of the market.

PHARMACEUTICALS BUSINESS

Why did JT make the decision to enter the pharmaceuticals business?

The pharmaceuticals business is a highly valuable entity for society with the ability to contribute to the well-being of humanity through the development of new drugs. Despite the high level of business risk, its potentially high added value was enough to attract us to this market, which we engaged with a full regiment of business resources gained through our tobacco operations. Another reason for entering the pharmaceuticals business is that, at the time, such new technologies as biotechnology had just begun to appear, and we concluded that even as a latecomer to the market, opportunities were still available if we proactively engaged in joint research and tie-ups with biopharmaceutical companies that are instrumental to technological innovation.

What are the scale and priority areas of JT's R&D operations? What is unique about JT's pharmaceuticals business?

At our Central Pharmaceutical Research Institute, established in 1993, we are pursuing world-class pharmaceutical R&D with a staff of approximately 520 as of April 2003, including proven talent recruited from outside JT. We are also actively seeking alliances with other research facilities in Japan and around the world. JT's R&D investments for the fiscal year ended March 31, 2003, amounted to ¥26.4 billion, and we plan to invest approximately ¥80.0 billion in the three-year JT PLAN-V, which will conclude in the fiscal year ending March 31, 2006.

In the field of research, we are focusing our energies primarily on fields including glucose and lipid metabolism, anti-virus, immune disorders and inflammation, and bone metabolism from the perspective of leveraging our competitive strengths and repository of knowledge.

Our pharmaceuticals business sets itself apart with a degree of flexibility that allows it to work "outside the box" and its commitment to the development of new drugs at a global level.

With the worldwide pharmaceutical industry growing steadily larger through mergers and acquisitions, can the JT Group compete on a global scale?

We believe that R&D strength is the lifeblood of a pharmaceuticals manufacturer, and we consider the question of our ability to create internationally marketable drugs a crucial one.

The Company is aiming to start clinical trials of three compounds that have the potential to become new world-class medicines that can be licensed to global pharmaceuticals companies. For this reason, we will maintain our current level of R&D spending, accelerate development through the use of external sources, and search for licensing opportunities with major overseas companies as necessary in tandem with efforts to strengthen the Company's ability to develop pharmaceuticals.

We will also work to improve the operations of our subsidiary Torii Pharmaceutical by increasing and strengthening its marketing power.

FOODS BUSINESS

Why did JT decide to enter the food product market?

We determined that there was an opportunity for entering this market since we could utilize our technologies with respect to taste and flavor as well as our consumer-oriented marketing skills, which are common to the foods business, acquired through our experience in the tobacco industry. We believed that among our diversifying investment fields, we could establish and expand the foods business within a relatively short time. Also, we consider the foods business crucially important from the viewpoint of expanding our customer base and improving our corporate image.

It is indeed true that Japan's food product market has become extremely competitive as restructuring spreads throughout the industry. With such restructuring initiatives accelerating at an increasing rate, JT has a substantial opportunity to claim a prominent position amid this business environment.

Please tell me about the performance of the processed foods business.

In the processed foods business, given the successes of our efforts to strengthen product development capabilities and R&D as well as in the procurement of key raw materials, we will continue to pursue and develop our current business strategies to further expand the value of the business.

Our frozen foods business is laboring under conditions of fierce competition, but we have established a fixed earnings structure while ensuring top-line growth.

In the seasoning business, we are proceeding quickly in our shift from chemical seasonings to naturally flavored seasonings in line with our policy of being natural, safe, and additive-free.

In our bakery item business, we are implementing measures including the strategic remodeling of storefronts and the review of operations, and we seek to further boost customer support.

In our chilled food operations, leveraging Hans Continental Smallgoods (additional details subsequently), we are making full use of our accumulated management resources to construct a sturdy foundation in raw materials procurement.

In our processed food business, we will focus on the preceding four businesses, and, if our resources are insufficient to strengthen the value chain, giving due consideration to profitability and business strategy, we will secure necessary resources through cooperation and alliances with other companies.

The beverage industry is experiencing great difficulties. How does JT intend to develop in the future to confront these challenges?

Based on the immediate situation and changes in the business climate, we have changed from strategies pursuing both EBITDA break-even and scale expansion to ones focusing on profitability, and we are seeking to achieve profitability in operating income by the fiscal year ending March 31, 2006. As our primary measure to reach this goal, we will strengthen R&D and product development, develop unique and differentiated products, and expand and strengthen our strongest sales channel, vending machines. In addition, we will promote the highest degree of efficiency throughout our operations and create a corporate structure conducive to sustainable profitability, while continuing to invest in R&D, advertising, and vending machine channel expansion, as such investments contribute to cultivating and reinforcing our brand power.

What are your plans for development overseas?

In the processed food business, we have utilized accumulated management resources centered on Hans Continental Smallgoods and created a sturdy foundation for the procurement of raw materials. Accordingly, JT would next like to work to expand business in the Asian and Oceanian markets.

- Asia

Alliance formed with Shanghai Industrial Investment (Holding) Co., Ltd. (SIIC),* for the company's food business, and food retailing joint-venture company established with Shanghai SIIC Modern Agricultural Development Co., Ltd., an SIIC Group company, on Chongming Island, Shanghai

* This is the Shanghai municipal government's only company to handle overseas customers, and it controls an extensive network of food companies and distributors.

- Oceania

Acquired 100% of shares in Hans Continental Smallgoods in 1999, when JT purchased Asahi Kasei's foods business

* Hans Continental Smallgoods produces and markets ham, bacon, salami, sausage, and other meat products and is establishing the No. 1 brand in Australia in retail packaged ham and sausage products.

LEGAL FRAMEWORK AND BUSINESS ENVIRONMENT SURROUNDING JT

To promote better understanding of the tobacco industry and JT, we have provided this brief outline of the legal framework and business environment surrounding Japan's tobacco industry and JT.

Tobacco Business Law

The Tobacco Business Law was enacted in August 1984 for the purpose of achieving sound growth for Japan's tobacco industry, securing stable government revenues, and contributing to the healthy expansion of the Japanese economy. The Tobacco Business Law governs the cultivation and purchase of leaf tobacco and the manufacture and distribution of tobacco products. Japan Tobacco Inc. is obliged to negotiate contracts with domestic leaf tobacco growers to determine the total area used for tobacco cultivation and tobacco leaf prices based on type and quality. Japan Tobacco Inc. is required to purchase the entire usable domestic tobacco crop. Contracts stipulate the area to be cultivated and the prices of leaf tobacco for the subsequent year, and in this regard Japan Tobacco Inc. respects the opinion of the Leaf Tobacco Deliberative Council.*

As the sole manufacturer of tobacco products in Japan, Japan Tobacco Inc. must obtain the approval of the Minister of Finance on the maximum prices of each class of tobacco released from storage to the market.

Tobacco product importers and wholesalers must register with the Minister of Finance, and retailers of tobacco products need to get approval from the Minister of Finance. In addition, list prices for Japan Tobacco Inc.'s tobacco products and imported tobacco products must be approved by the Minister of Finance. In principle, manufacturers' list prices will be approved unless the Minister of Finance deems that they are unfair to consumers. Tobacco retailers are only permitted to sell tobacco products at list prices that have been approved by the Minister of Finance.

* The Leaf Tobacco Deliberative Council is a council for conferring on important matters concerning the cultivation and purchase of domestically grown leaf tobacco in response to inquiries by Japan Tobacco Inc. representatives. The council consists of no more than 11 members, appointed by JT with the approval of the Minister of Finance from among representatives of domestic leaf tobacco growers and academic appointees.

The Japan Tobacco Inc. Law

Japan Tobacco Inc. was established under the Japan Tobacco Inc. Law (JT Law) for the purpose of developing businesses related to the manufacture, sale, and import of tobacco products. The JT Law provides that the Japanese government must continue to hold at least one-half of all of the original 2,000,000 shares, which the government acquired upon Japan Tobacco Inc.'s establishment, and that, even if Japan Tobacco Inc. issues new shares in the future, the government must continue to hold more than one-third of all of the issued shares. The JT Law also provides that the issue of new shares, of options or warrants to subscribe for new shares, and of bonds with options or warrants to subscribe for new shares requires the approval of the Minister of Finance.

The JT Law grants Japan Tobacco Inc. the freedom to enter other non-tobacco-related business areas in line with its overall objectives as a corporation, dependent upon ministerial permission, in addition to the manufacture, distribution, and import of tobacco products and tobacco-related businesses. Japan Tobacco Inc. must also obtain authorization from the Minister of Finance for certain matters, including the appointment or dismissal of directors, executive officers, and auditors, amendments to Japan Tobacco Inc.'s Articles of Incorporation, appropriations of earnings, and any merger, corporate split, or dissolution of Japan Tobacco Inc. Within three months after the close of each fiscal year, Japan Tobacco Inc. must issue its balance sheets, statements of income or loss, and operating report to the Minister of Finance.

Taxation

All tobacco products sold in Japan are subject to the national tobacco excise tax, the national tobacco special excise tax, and local tobacco excise taxes. The national tobacco excise tax is set at ¥3,126 per thousand units, the national tobacco special excise tax is set at ¥820 per thousand units, and the local tobacco excise taxes are set at ¥3,946 per thousand units, as of July 1, 2003, after the increase in the tobacco excise tax.

In the majority of overseas markets outside of Japan, tobacco products are subject to various taxes, including federal, state, local, and other tobacco excise taxes.

Breakdown of a ¥270 Package of Cigarettes

Consumption tax	¥12.86	(4.76%)		List Price
Retailer's margin	¥27.00	(10.00%)		List Price
National tobacco excise tax	¥62.52	(23.16%)	Net Sales before Tobacco Excise Taxes	List Price
National tobacco special excise tax	¥16.40	(6.07%)	Net Sales before Tobacco Excise Taxes	List Price
Local tobacco excise taxes (prefecture) (municipality)	¥78.92 (¥19.38) (¥59.54)	(29.23%)	Net Sales before Tobacco Excise Taxes	List Price
JT's proceeds	¥72.30	(26.78%)	Net Sales before Tobacco Excise Taxes	List Price

Tobacco Brand-ing Declaration

We have developed "Tobacco Brand-ing Declaration" as a tobacco business version of our corporate mission, "JT Brand-ing Declaration". It clarifies our recognition on tobacco product and our commitments towards actions based on the recognition in conducting tobacco business.

"Tobacco Brand-ing Declaration" consists of three sections:

- Our Recognition on Tobacco
- Tobacco Business Mission
- Tobacco Business Management Guideline

We take pride in the brands we provide to consumers through our tobacco business. We aim to be an "irreplaceable company" by keeping our commitment to "Tobacco Brand-ing Declaration".

● Our Recognition on Tobacco

We, as JT Group, recognize our main product, Tobacco, as follows:

<Tobacco for Customers>

Almost one third of the adult population of the world smokes. People smoke for various reasons; some people smoke for pleasure, to enjoy tobacco's rich taste and flavor, others to relax and gain a peace of mind, or to focus.

On the other hand, with smoking pleasure come real risks. There are many people who report difficulty quitting.

We believe adults have a freedom to choose smoking as a personal habit, being fully informed about its risks.

<Tobacco for Society>

Tobacco has been commonly used as a mean to promote communication between people; to break a moment of silence or sometimes to gain relief from tension.

However, people who do not smoke are often irritated by tobacco smoke. Smokers should at all times be courteous and pay full attention to non-smokers.

From a socio-economic standpoint, tobacco is the product of a wide range of industries, from farmers to retailers. Many people in the world rely on tobacco for their livelihoods.

It should also be noted that tobacco taxes stemming from cigarette sales are borne by smokers and contribute to a significant part of government revenues across the world.

<Tobacco in History>

Tobacco has a long history going back to the days of the Mayan civilization. Many unique and interesting cultures can be traced back to its natural proximity to people's everyday lives.

In modern times, tobacco became an important agricultural product with significant economic value. The manufacture of tobacco products, starting off as a household industry, went through rapid technological innovation and became one of the first industries to globalize in the end of the 19th century. On the other hand, some countries have, from time to time, banned tobacco because smoking was considered as an unnecessary pastime, and for other reasons. Smoking has recently become controversial in terms of its effects on health.

Tobacco has been a controversial product through history, yet it is a product which people enjoy for more than 500 years.

● Tobacco Business Mission

Bearing in mind our recognition on tobacco, our main product, we manage and operate our business in order to satisfy and deliver pleasure to our customers and to meet our stakeholders' expectations:

<Customers>

We enhance customer satisfaction by offering a range of first class, quality and added-value brands to adult smokers. To this end, we will not compromise in recognizing and addressing the various needs of our customers.

We are committed to offer comprehensive support to smokers' pleasure.

<Society>

We operate our business with high ethical standards, dedicated efforts towards environmental protection and respect for the local communities and the cultures of different countries. We strive to be a good corporate citizen welcomed by both local and global communities.

Minors should not smoke. We will aggressively address this social problem and are committed to playing a significant role towards youth smoking prevention.

We are aware that smoking is controversial. This is why we will continue our efforts to listen to non-smokers' opinions and to achieve sensible accommodation where smokers and non-smokers can work together and co-exist.

<Employees>

We, as employees of one of the leading tobacco companies, take pride, dedication and responsibility in providing valued tobacco brands to our customer.

We will provide attractive business opportunities for those who are capable and motivated.

We will continue our efforts so that we can enhance employee satisfaction.

<Shareholders>

Our mission is characterized by the development of consistent positions in individual markets through selection and concentration, in order to generate long-term value in the tobacco business. We operate an open and transparent business in accordance with social rules and regulations in order to safeguard shareholders' interests.

● Tobacco Business Management Guideline

Tobacco is a controversial product, and public authorities have determined that with smoking come health risks. As a tobacco business operator, we therefore recognize that we must meet high social expectations of honesty and transparency.

We have established management guidelines by which we discipline ourselves in order to meet these expectations, and are committed to the following principles:

<Openness about the risks of smoking>

Public authorities have determined that smoking causes or is an important risk factor of a number of diseases. We support efforts to advise smokers accordingly. No one should smoke without knowledge about the risks of smoking.

<Transparency about our product>

Smokers should be informed about the products. We acknowledge and take on the responsibility to tell them what we put into our cigarettes.

<Endeavoring to reduce the risks of smoking>
We do not believe that smoking risks can be completely eliminated, but there are ways in which we may be able to reduce them. We are committed to developing cigarettes that have the potential to reduce the risks of smoking.

<Youth smoking prevention>
Minors should not smoke. Youth smoking is a societal problem and cannot be solved by tobacco companies alone. We are committed to playing a full role in stopping minors from smoking.

<Accommodation of smokers and non-smokers>
People who do not smoke are often irritated by tobacco smoke. Cigarette littering spoils the environment, can cause fire, and smoking in a crowd can be dangerous.

At all times, smokers should show more courtesy to non-smokers and to society.

We advocate reasonable solutions to accommodate smokers and non-smokers.

International Tobacco Products Marketing Standards

In September 2001, JT and six tobacco companies, including Philip Morris International and British American Tobacco, reached an agreement on the International Tobacco Products Marketing Standards, which have been implemented since September 2002.

These standards represent a minimum set of mutually adopted restrictions for tobacco product marketing worldwide, by which the participating tobacco companies ensure that marketing is directed only at informed adults who choose to smoke and never at youths. These standards cover all aspects of marketing activities, including print media, billboards, electronic media, sales promotion events, packaging, and sponsorship.

Provisions of the International Tobacco Products Marketing Standards

The main points are as follows:

- Restricting broadcast and electronic media marketing to adults only
  Television and radio advertising shall not be conducted when the adult status of the audience cannot be verified, even in countries where television and radio tobacco advertising is not prohibited. This restriction also applies to Internet advertising.
- Size and location limit on billboards
  Billboards shall not exceed 35m² and shall not be placed closer than 100m from schools attended primarily by underage people.
- Restriction of readership in print media
  Advertising in print media shall be limited to those whose readership is over 75% adult.
- Restriction on advertisement content
  Advertisements shall not target minors or use celebrities. No advertisements shall suggest that smoking enhances sports performance or athletic, professional, social, or sexual success. All advertisements in principle shall carry a health warning.
- Restriction of promotional offers and programs to adults
  Promotional offers and programs shall be directed only at adults.
- Restriction of promotional events to adults
  Admission to promotional events shall be limited to adults.
- Restriction on sponsorship activities
  No sponsorship activities shall be of particular appeal to youths. (From December 2006, only sponsorship of events where adult attendance is over 75%)

Adult Identification Vending Machines

In November 2001, the Tobacco Institute of Japan (TIOJ)*, the Japan Tobacconist Federation, and the Japan Vending Machine Manufacturers Association reached an agreement to cooperate in the development and implementation of cigarette vending machines equipped with adult identification systems and have been working together toward equipping all vending machines throughout Japan with such systems by 2008.

Vending machines with these systems are designed to prevent minors from purchasing cigarettes from vending machines and will dispense cigarettes only after scanning and verifying special IC cards that indicate the purchaser's age.

One-year trial use of these new machines was conducted from April 2002 to March 2003 in Yokaichiba, Chiba Prefecture, with the full support of local authorities. Basic technical and operational knowledge was attained and market receptivity was ascertained. In consideration of the results of these tests, JT is currently conducting development and preparation for nationwide implementation of these machines in 2008.

JT fully respects the intentions of these cooperative efforts and intends to actively participate in the smooth development and implementation of adult identification vending machines.

* Tobacco Institute of Japan: The TIOJ was established in 1987 as a public-service corporation, whose purpose is to contribute to the promotion of a fair and objective social understanding of tobacco through the collection and propagation of information regarding tobacco, enhance the sound development of the tobacco industry in our country, and thereby contribute to the sound progress of the national economy by responding appropriately to the social environment surrounding tobacco and carrying out various activities.
The TIOJ was established as a voluntary organization in 1987 as an offshoot of the Association of Tobacco Manufacturers, which was established in 1985, and was reorganized as an incorporated body in 1990.

Youth Smoking Prevention

In Japan, smoking by minors has been prohibited by law for more than a century. This problem has to be addressed by all members of society. JT, in order to fulfill its social responsibility, has been implementing various measures in cooperation with other relevant organizations, such as informing the public to prevent smoking by youths.

As a member of the TIOJ, mainly for the purpose of youth smoking prevention, JT has observed voluntary standards for advertising, sales promotion, and other related activities. The standards were recently revised to incorporate the International Tobacco Products Marketing Standards, which were agreed upon in September 2001. These revisions went into effect in June 2002. JT actively supports the voluntary standards and faithfully adheres to them.

Promoting Harmony between Smokers and Nonsmokers

Tobacco smoke can be irritating to those who do not smoke, and inconsiderate smokers can be a social nuisance. As a tobacco manufacturer, JT believes it is necessary to promote better smoking manners and appropriate accommodation for smokers and nonsmokers in public places, etc., to enable a society where smokers and nonsmokers coexist.

JT, for more than a quarter of a century, has been organizing campaigns aimed at fostering better smoking manners. Through the media, we have sought to increase public awareness for courtesy toward nonsmokers and have installed many standing ashtrays in public facilities as well as distributed portable ashtrays and organized street-cleaning activities. Furthermore, to improve smoking environments in public places, we strive to promote accommodation and have been carrying out R&D on the improvement of air-conditioning technologies.

WHO: Framework Convention on Tobacco Control

During the May 1999 World Health Assembly of the WHO, a resolution was passed to commence work toward the adoption of the Framework Convention on Tobacco Control. Following six rounds of intergovernmental negotiations, the Convention was adopted in May 2003. The new FCTC proposes various provisions, including the following:

- Price and tax measures
  Including prohibition or restriction on duty-free sales, as appropriate and without prejudice to the nations' sovereign taxation policies.
- Packaging and labeling restrictions
  Measures including those to ensure that tobacco product packaging and labeling do not promote a tobacco product by any means that would create the false impression that the particular tobacco product is less harmful than other tobacco products (these may include terms such as "low-tar," "light," or "mild") and that the health warning shall be no less than 30% of the principal display areas.
- Restrictions on advertising
  Including a comprehensive ban, or restrictions in the case of nations that cannot undertake a comprehensive ban due to constitutional principles, of all tobacco advertising, promotion, and sponsorship.
- Ban on sales of tobacco products to minors
  Including adoption and implementation of effective measures that may include those ensuring that tobacco vending machines under its jurisdiction are not accessible to minors.
- Provision of support for economically viable alternative activities
  Promotion of economically viable alternatives for tobacco workers, growers, and sellers, as appropriate.
- Reservations
  No reservations may be made to this convention.

This Convention shall enter into force on the 90th day following the date of deposit of the 40th instrument of ratification. For each nation that ratifies thereafter, the Convention shall enter into force on the 90th day following the date of the deposit.

JT fully intends to coordinate with governments for the implementation of items toward which JT is already committed voluntarily and proactively to support, including the prevention of underage smoking and illicit sales. Also, for the sake of effective implementation of the Convention, we continue to take issue with the excessive enforcement of a single set of restrictions globally, without taking into account the unique legal systems, cultures, and histories of individual nations.

We, at JT, recognize that the many of the provisions of this Convention are left to the discretion of each signatory country, and we wish to see future measures adopted in an appropriate and reasonable manner with respect to each country's individual circumstances.

EU Tobacco Control Directive

On July 18, 2001, the EU Tobacco Control Directive entered into force. The purpose of the directive is to approximate the laws, regulations, and administrative provisions of the member states concerning tar, nicotine, and carbon monoxide levels, warning labels on individual packages, ingredients, and product description terminology.

Primary regulations are as follows:

- Limits on tar, nicotine, and carbon monoxide of 10mg, 1mg, and 10mg per cigarette, respectively
- Introduction of quantitative labeling for tar, nicotine, and carbon monoxide levels, general warning labels, and additional warning labels
- Disclosure to consumers of the ingredients in tobacco products, usage quantity, reason for their usage, toxicological data, and effects on health
- Bans on the use of such words as "light" or "mild" for cigarettes

Limits on tar, nicotine, and carbon monoxide will go into effect on January 1, 2004, and new warning labels and product descriptions will be applied from the end of September 2003.

Although the directive seeks to ban such descriptive terms as "light" or "mild," JT cannot agree on the application of this ban to *MILD SEVEN*, which is a registered trademark in all EU member nations, and launched a legal challenge in the European Court of First Instance for the nullification of the clause in question. However, this claim was turned down in September 2002.

JT's Attitude toward Ban on Descriptive Terms

Provisions that prohibit us from using our *MILD SEVEN* trademark infringe upon our property rights, and we will challenge such provisions in order to globally protect our valuable property rights through all available legal means.

Tobacco-Related Litigation

As of August 31, 2003, JT was involved in 41 lawsuits related to smoking and health, 40 overseas and one in Japan.

In Japan, JT is currently facing a suit filed by plaintiffs claiming damage to their health allegedly caused by smoking. Overseas, in addition to similar litigation, JT is also involved in cases initiated by national or regional government bodies seeking recovery of health care costs related to tobacco-related illnesses.

Also, JT is one of the defendants in the litigation instituted in the United States by the EU and 10 member states against the major cigarette companies. The litigation was originally brought in November 2000 by the EU, alleging that the major cigarette companies, including JT, systematically participated in smuggling schemes and thus caused damages to economic interests of the EU. After the federal district court dismissed the case in 2001, the EU and the newly added 10 member states brought a new case in January 2002 before the same court, which also dismissed it. The plaintiffs have filed an appeal.

In response to plaintiffs' allegations in those cases, we will vigorously defend ourselves on many bases, which we believe are valid.

HISTORY OF JT

JT's history dates back to 1898, when a government bureau was formed to operate a monopoly for the sale of domestic leaf tobacco. In the early 1900s, this monopoly was extended to all tobacco products in Japan and the domestic salt business. The bureau was incorporated in 1949 as the Japan Tobacco and Salt Public Corporation (JTS) to act as the country's sole producer and supplier of tobacco and sole purchaser and supplier of salt products. In this capacity, JTS provided a stable supply of tobacco products and secured government revenues. However, in the mid-1970s, conditions arose that required the rethinking of the basic structure of the monopoly and public corporation system.

Although the domestic tobacco market had been growing until the mid-1970s, the growth in demand for cigarettes in Japan slowed afterward as a result of a number of factors, including demographic trends, health concerns, price increases, and a peaking of the rate of cigarette consumption per smoker. It was further predicted that these trends would persist. Meanwhile, JTS was suddenly faced with strong pressure from other countries, particularly the United States, to open the Japanese tobacco market to help even the trade balance. Moreover, such demand for increased market access from Europe and the United States was predicted to increase in the years to come, requiring JTS to prepare for even more intense market competition.

Such increased competition demanded more efficient business operation based on autonomy and responsibility of management. However, JTS faced a number of constraints due to its status as a public corporation. For example, JTS's operating budget and capital investment plans were subject to ratification by the Japanese Diet and were determined strictly on an annual basis, which made long-term planning difficult. Furthermore, the limitation of JT's scope of operations and investment under the Japan Tobacco and Salt Public Corporation Law prohibited any business diversification.

JTS was also required to purchase all domestically grown leaf tobacco, of which there was a substantial surplus and which was significantly more expensive than foreign-grown leaf tobacco. Sales volume stagnation in the late 1970s created an imbalance in leaf tobacco supply and generated a considerable surplus inventory. At the same time, there was increased public interest in the privatization of public corporations within the context of an administrative reform initiative in Japan. In a report presented to the Japanese government in 1982, the Provisional Commission on Administrative Reform recommended the privatization of three public corporations, including JTS. The government's adoption of this recommendation led to the enactment of the Tobacco Business Law and the Japan Tobacco Inc. Law in 1984, the subsequent establishment of Japan Tobacco Inc. in April 1985, and the succession of JTS's business and assets to JT in their entirety.

The abolition of the monopoly system for the sale of tobacco was accompanied by the opening of the Japanese tobacco market to foreign tobacco companies. Competition in the domestic market from foreign tobacco products increased with this measure and then intensified further with the suspension of all customs duties on imported tobacco products in 1987, following negotiations between the Japanese and U.S. governments. This action reduced the price of foreign cigarettes and allowed foreign companies' market share to grow more rapidly.

From the date of its establishment until 1994, Japan Tobacco Inc. was wholly owned by the government. A total of one-third of Japan Tobacco Inc.'s common stock (666,666 shares) was sold in October 1994 and June 1996. Coinciding with the initial sale, Japan Tobacco Inc.'s common stock also became listed on each of Japan's eight stock exchanges.

Following the repeal of the monopoly law for the sale of salt products in March 1996, Japan Tobacco Inc. transferred all assets, rights, and obligations relating to salt operations to the Salt Industry Center of Japan, a newly established entity supervised by the Japanese government.

Japan Tobacco Inc. had previously managed the salt business exclusively on behalf of the Japanese government under the monopoly law for the sale of salt products. The transfer did not affect shareholder rights or interests, because shareholder rights did not legally extend to salt operations.

In recent years, JT has built up and expanded international tobacco, pharmaceuticals, and foods businesses. In May 1999, JT acquired the non-U.S. tobacco operations of RJR Nabisco for approximately US$7.8 billion. In the pharmaceuticals sector, JT acquired a majority share of Torii Pharmaceutical, a company listed on the Tokyo Stock Exchange with an extensive marketing network in Japan, in 1998. In the foods business, JT acquired a majority share of Unimat Corporation in 1998, a Japanese vending machine operator with a large nationwide network of vending machines, which we renamed Japan Beverage. In 1999, JT acquired the foods division, comprising the manufacture of frozen foods, seasonings, and bakery products, of Asahi Kasei. Further, in 2002, the Company acquired all outstanding shares of Saint-Germain, a bakery products retail chain, from its parent company, Tokyu Department Store, with the aim of expanding its foods business by utilizing its own distinctive technology for bakery products.

In April 2002, at the 154th ordinary session of the Diet, a law was enacted to partially revise the Japan Tobacco Inc. Law. Under the amended law, the Japanese government must continue to hold at least one-half (one million shares) of all the original shares (two million shares) that the Japanese government acquired upon Japan Tobacco Inc.'s establishment and more than one-third of issued shares. This will allow Japan Tobacco Inc. to issue new shares in an amount up to but not including one million shares. Previously, the Japanese government was obligated to hold at least two-thirds of Japan Tobacco Inc.'s outstanding shares.

April 1985	Japan Tobacco Inc. was established. The Business Development Division was set up to promote and facilitate the launch of new businesses. Subsequent organizational enhancements of operations were implemented in each business area through July 1990; the business development division was reorganized and the pharmaceutical, agriculture, and other divisions were established.
October 1988	The Company name, JT, was adopted for public-relations purposes.
September 1993	The Central Pharmaceutical Research Institute was established to bolster the R&D structure of JT's pharmaceuticals business.
October 1994	394,276 government-held shares were released, and Japan Tobacco Inc. was listed on the first sections of the Tokyo, Osaka, and Nagoya stock exchanges.
June 1996	272,390 government-held shares were released.
April 1998	An alliance for the beverages business was concluded with Unimat Corporation, after which JT purchased a majority share in that company.
December 1998	JT acquired a majority of the issued and outstanding shares of Torii Pharmaceutical Co., Ltd.
April 1999	Following the repeal of the monopoly law for the sale of salt products, JT ceased its salt operations.
May 1999	JT acquired RJR Nabisco, Inc.'s non-U.S. tobacco business.
July 1999	JT acquired the foods business of Asahi Kasei Corporation, including eight of Asahi Kasei's subsidiaries
October 1999	In pharmaceutical operations, R&D activities were concentrated at Japan Tobacco Inc., and marketing functions were integrated with Torii Pharmaceutical.
January 2000	JT's international tobacco operations and RJR International Inc.'s operations were merged.
May 2002	JT acquired Saint-Germain Co., Ltd., from its parent company, Tokyu Department Store Co., Ltd.

SOCIAL CONTRIBUTIONS

As an upstanding corporate citizen, JT contributes to society through its business, cultural, and community activities.

Volunteer activities have blossomed in recent years as an expression of social concern. JT organizes such activities through the Tobacco Industry Kosaikai (association) and subsidizes volunteer work carried out by NPOs in such fields as welfare, environment, and education of the young. We have also offered scholarships for Asian students studying in Japan.*

* JT has been providing support for volunteer activities in the field of youth education through NPOs and other organizations and offering scholarships to Asian students studying in Japan since April 2003

To contribute to local communities, JT offers its business facilities for the use of local communities, conducts street-cleaning campaigns, and provides funding, personnel, and equipment to local events. We also urge our employees to become involved in volunteer work by providing special volunteer leave and information on nationwide volunteer activities through JT's newsletter.

We support classical music through the Affinis Arts Foundation, which we established in 1988. The Foundation helps Japanese musicians study overseas and funds performances by professional domestic orchestras. It also sponsors music festivals centered on training seminars by famous virtuosos as well as holding concerts in support of the ensemble activities of orchestra members.

We also opened the JT Art Hall Affinis as a center of classical music concerts in the JT Building in 1995. The hall supports performers and local citizens on the musical level by hosting all kinds of programs in classical music—particularly chamber music—performed by university students, young musicians, and virtuosos, either free of charge or for a nominal fee.

Our JT Biohistory Research Hall is one of only a handful of facilities around the world devoted to the topic of the three-billion-year history of life on earth. It comprises both halls and galleries to provide a fascinating glimpse into the origins and history of life.

We also maintain the Tobacco and Salt Museum, which highlights the role of tobacco and salt in society and holds seminars and special exhibitions.

JT actively contributes to communities overseas as well through JT International. As part of its responsibility toward customers, shareholders, employees, and the surrounding communities, which comprise its stakeholders, JT International actively supports local communities and their activities.

Examples of JT International's recent efforts in social programs and charitable donations include providing scholarships for young journalists in Romania to study in the United States and making donations to foster homes and a children's hospital in Russia. Donations are also made to orphanages in Kiev and charities dealing with the reinsertion of adults into society. In the area of environmental protection, we support programs for the protection of wild eagles in Australia, reforestation in Tanzania, and nature preservation campaigns in Taiwan. In the area of culture and the arts, JT International participates in a wide variety of activities, including archaeological excavation, the reconstruction of ancient Persian relics in Turkey, the national ballet in Russia, the modern art museum in Geneva, and also many other community activities (local theaters, orchestras, art centers) around the world.



Street-cleaning campaign



Tobacco and Salt Museum

PROTECTING THE ENVIRONMENT

JT considers responsiveness to environmental issues to be part of its social responsibility as a corporation and treats this as a top priority business issue with direct bearing on JT's continued existence.

In 1995, we formulated our JT Global Environment Charter, which was followed by the enactment of the JT Environmental Action Plan in 1996. These two documents provide medium-term objectives and guidelines for our environmental protection efforts, which we are implementing at all manufacturing plants, offices, and facilities. We have since taken further steps to improve environmental management, including the formulation of general regulations for the JT Group's environmental management in April 2003.

The primary content of JT's environmental protection efforts is as follows.

Global-Warming Prevention,
CO_2 Emission Volume Reduction

JT is working to conserve energy through the conversion to high-efficiency boilers and the implementation of cogeneration systems and other systems. It is also striving to reduce CO_2 emission volumes through conversion to natural gas from heavy oil as an energy source.

Waste Reduction

JT strives to curb waste emissions, recycle waste products, and reduce disposal volumes. Programs are in place at JT's manufacturing plants to eliminate landfill disposal of waste and attain 100% recycling rates.

Environmental Consideration at the Product and Distribution Levels

We believe that, along with environmental protection efforts at business facilities, the reduction of the environmental impact of our products is one of our most crucial tasks as a manufacturer. In March 2003, we formulated the JT Container and Packaging Environmental Compliance Policy as a means to reduce the environmental impact of our product containers and packaging. We completely modified the packaging of our entire product line and converted to 100% "green" materials for containers and packaging. We are also engaged in the development of more environment-friendly products.

JT also takes measures to reduce environmental impact at the distribution stage. As of March 31, 2003, we had 160 business vehicles and 25 transport vehicles in operation that run on natural gas, and we plan to continually increase these numbers over the months and years ahead.

Green Purchasing

JT's green purchasing efforts commenced with office supplies and have continued to expand in scope. Regarding work clothes and uniforms, more than 6,300 of our employees wear clothing made from recycled PET bottles.

Environmental Management Systems

In June 2003, ISO 14001 environmental management certification was achieved at all domestic cigarette manufacturing plants. Furthermore, to enhance the effectiveness of the efforts of our branches and research facilities, we will assemble ISO 14001-compliant systems by fiscal 2004 year-end as well as create an environmental management system by fiscal 2005 year-end for the entire JT Group, supported by our various businesses, including tobacco, pharmaceuticals, and foods.

Environmental Management Organization of JT


CEO
Auditing Div.
JT Group Environmental Management Representative (Planning Group Leader)
Global Environment Committee
Divisional Environmental Management Representative (Div. Directors/Vice Presidents)
Global Environment Div.
JT Offices
JT Group Companies

Financial Section

CONSOLIDATED SIX-YEAR FINANCIAL SUMMARY

Japan Tobacco Inc. and Consolidated Subsidiaries / Years ended March 31

	Millions of yen						Millions of U.S. dollars
	1998	1999[1]	2000	2001[2]	2002	**2003[3]**	**2003**
For the year:							
Net sales	¥3,596,919	¥3,876,528	¥4,371,250	¥4,501,701	¥4,544,175	**¥4,492,264**	**$37,373**
Operating income	143,448	168,899	153,972	139,965	163,805	**188,963**	**1,572**
Net income	58,020	74,633	50,792	43,687	36,850	**75,302**	**626**
At year-end:							
Net property, plant and equipment	¥ 673,358	¥ 675,883	¥ 770,639	¥ 757,311	¥ 743,712	**¥ 733,314**	**$ 6,101**
Total assets	2,058,681	2,228,566	3,095,298	3,188,230	3,063,077	**2,957,665**	**24,606**
Long-term debt	81,868	63,639	560,669	475,351	399,545	**348,066**	**2,896**
Total shareholders' equity	1,355,668	1,415,996	1,526,583	1,513,846	1,613,105	**1,622,654**	**13,499**
Ratios:							
Return on equity (%)	4.35	5.39	3.45	2.87	2.36	**4.65**	
Equity to assets (%)	65.85	63.54	49.32	47.48	52.66	**54.86**	

	Yen						U.S. dollars
	1998	1999	2000	2001	2002	**2003**	**2003**
Amounts per share:							
Net income	¥ 29,010	¥ 37,317	¥ 25,395	¥ 21,843	¥ 18,425	**¥ 37,586**	**$ 313**
Shareholders' equity	677,834	707,998	763,292	756,923	806,552	**811,263**	**6,749**
Cash dividends applicable to the year	7,000	7,000	8,000	8,000	8,000	**10,000**	**83**

Note: Figures stated in U.S. dollars in this report are translated solely for convenience at the rate of ¥120.20 per $1, the rate of exchange as of March 31, 2003

(1) *As discussed in Note 3 l) to the consolidated financial statements, there was a change in the accounting for liability for retirement benefits effective April 1, 1998.*

(2) As discussed in Note 3 *i), l)* and *m)* to the consolidated financial statements, effective April 2000, the consolidated financial statements have been prepared in accordance with *new accounting standards for financial instruments, foreign currency transactions and employees' retirement benefits.*

(3) As discussed in Note 3 *p)* to the consolidated financial statements, effective from January 1, 2002, goodwill and other intangible assets of a foreign consolidated subsidiary have been accounted for in accordance with new accounting standards. *Also, as discussed in Note 3 p)* to the consolidated financial statements, effective April 2002, the Company changed its method of accounting for the translation into Japanese yen of the revenue and expense accounts of foreign consolidated subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Income statement data	Millions of yen			Millions of U.S. dollars
For the year ended March 31,	2001	2002	2003	2003
Net sales	¥4,501,701	¥4,544,175	¥4,492,264	$37,373
Cost of sales	3,571,153	3,598,796	3,569,394	29,695
Gross profit	930,548	945,379	922,870	7,678
Selling, general and administrative expenses	790,583	781,574	733,907	6,106
Operating income	139,965	163,805	188,963	1,572
Other expenses, net	(20,181)	(65,562)	(46,465)	(386)
Income before income taxes and minority interest	119,784	98,243	142,498	1,186
Income taxes	70,669	56,730	61,814	515
Income before minority interest	49,115	41,513	80,684	671
Minority interest	5,428	4,663	5,382	45
Net income	¥ 43,687	¥ 36,850	¥ 75,302	$ 626

YEAR ENDED MARCH 31, 2003 COMPARED TO YEAR ENDED MARCH 31, 2002

Net Sales

Net sales for the year ended March 31, 2003 decreased 1.1% to ¥4,492.3 billion, due primarily to a decrease in tobacco business sales of ¥43.6 billion. Net sales amounts discussed below represent amounts after the elimination of intersegment revenues.

● Tobacco Business

Net sales for the year ended March 31, 2003 decreased 1.0% to ¥4,134.5 billion from the previous fiscal year. Decreases in sales in our domestic tobacco business due to a decrease in sales volume were only partially offset by an increase in sales from our international tobacco business. We sold 438.2 billion cigarettes worldwide for the year ended March 31, 2003.

—Domestic Tobacco Business

Net sales for the domestic tobacco business, which comprises sales in Japan of tobacco products manufactured by us in or outside Japan and products manufactured by foreign tobacco manufacturers for which we serve as wholesalers, were ¥3,443.1 billion, a decrease of 2.0% from the previous fiscal year. Net sales from the domestic tobacco business decreased due to a drop in sales volume of tobacco products we manufactured. The decline was mainly due to weak demand influenced by a weak economy and a reduction in the number of smokers reflecting social factors such as growing health consciousness and the aging of Japanese society. This was partially offset by an increase in the average net sales price of cigarettes sold in Japan.

—International Tobacco Business

Net sales from the international tobacco business were ¥691.4 billion, an increase of 4.1% from the previous fiscal year despite the adverse effect of foreign currency translation into Japanese yen. This increase in net sales was primarily due to an increase in average unit price as a result of a combination of a shift toward higher priced products, reflecting an increase in sales volume of global flagship brands, an increase in sales in higher retail price markets, and the imposition of higher excise taxes. Sales denominated in foreign currencies are first translated into U.S. dollars and then translated into yen at the average exchange rate for the period. Prior to the fiscal year ended March 31, 2003, the translation into yen was conducted at the period-end exchange rate.

● Pharmaceuticals Business

Net sales in the pharmaceuticals business declined 12.8% to ¥53.9 billion, due principally to a decrease in royalties from our anti-HIV viral drug Viracept and a decrease in net sales by our Torii Pharmaceutical Co., Ltd. subsidiary.

● Foods Business

Net sales from the foods business increased by ¥11.2 billion, or 5.1%, to ¥232.4 billion. Net sales from our processed foods business increased to ¥60.1 billion as a result of the inclusion of ten months of results of Saint-Germain due to our acquisition of Saint-Germain in May 2002, and an increase in sales of frozen foods, which was partially offset by a decrease in sales of ingredients. Net sales from the beverages business decreased slightly to ¥172.3 billion, despite an increase in sales of JT-brand beverage products mainly through expanded vending machine distribution channels, due to the exclusion of JT Canning Corporation, which was renamed Nishinihon Canpack Co., Ltd., from our consolidated results as a result of a reduction of our ownership in this company. Beverage sales volume of our products increased by 1.3% to 31.6 million cases.

● Others

Net sales from other businesses decreased by 14.0% to ¥71.5 billion due primarily to a decrease in net sales of the real estate business and agribusiness operations.

Cost of Sales

For the year ended March 31, 2003, cost of sales decreased by ¥29.4 billion, or 0.8%, to ¥3,569.4 billion, as compared to the year ended March 31, 2002, primarily as a result of a decrease in domestic tobacco sales volume, cost reduction efforts and the absence of certain costs of sales related to the sale of the Shinagawa property by our real estate business division in the previous fiscal year. This decrease was partially offset by an increase in cost of sales associated with increased sales in our international tobacco business and the consolidation of Saint-Germain.

Selling, General and Administrative Expenses

For the year ended March 31, 2003, selling, general and administrative expenses decreased by ¥47.7 billion, or 6.1%, to ¥733.9 billion as compared to the previous fiscal year. The decrease was due primarily to a decrease in sales promotion expenses, including the effect of decreased depreciation expenses from using existing tobacco vending machines for a period longer than the depreciation period, a decrease in amortization expense due to ceasing the amortization of goodwill relating to the acquisition of RJR Nabisco, Inc.'s international tobacco operations, a reduction in personnel costs as a result of the voluntary early retirement program implemented in the previous fiscal year and a decrease in research and development expenses in our pharmaceuticals business.

Operating Income

As a result of the foregoing factors, operating income increased by ¥25.2 billion, or 15.4%, to ¥189.0 billion. Operating income by business segment was as follows:

● Tobacco Business

Operating income in the tobacco business for the year ended March 31, 2003 increased to ¥213.3 billion, or by 11.0%, from the previous fiscal year. The increase primarily reflected cost reduction measures in our domestic tobacco business, the increase in sales of global flagship brands in our international tobacco business and ceasing the amortization of goodwill by JT International due to the adoption of a new accounting pronouncement. This increase was partially offset by a decline in sales volume of domestic tobacco.

● Pharmaceuticals Business

For the year ended March 31, 2003, operating loss decreased by ¥5.1 billion, or 27.0%, to ¥13.9 billion from the previous year. The decrease in operating loss was due to a decrease in research and development expenses that were larger in the fiscal year because of various other factors, such as changes in some of our international alliances and one-time charges required for financial reporting purposes. This improvement was partially offset by a decrease in Viracept royalties and a decrease in income generated from our Torii Pharmaceutical Co., Ltd. subsidiary.

● Foods Business

For the year ended March 31, 2003, our operating loss increased by ¥1.3 billion, or 11.0%, to ¥13.2 billion as compared to the year ended March 31, 2002. The increase in operating loss was due primarily to the full amortization of ¥1.7 billion of goodwill incurred upon acquisition of Saint-Germain in May 2002. The increase in operating loss was partially offset by the absence of goodwill expenses relating to Japan Beverage.

● Others

For the year ended March 31, 2003, operating income decreased by ¥0.9 billion to ¥0.9 billion as compared to the year ended March 31, 2002. The decrease in operating income was attributable primarily to the decrease in income from our real estate business.

Other Expenses, Net

Other expenses, net, decreased ¥19.1 billion to ¥46.5 billion. This decrease was due primarily to the absence of ¥31.4 billion recorded in connection with an early retirement program in the previous fiscal year, as well as the absence of a ¥5.0 billion compensation payment related to a contract modification of a joint development agreement between JT and a pharmaceutical company in the previous fiscal year. The decrease in other expenses, net, was partially offset by foreign exchange losses of ¥6.7 billion due to an unrealized loss on Japan Tobacco Inc.'s foreign currency deposits and various currency transactions in JT International's worldwide operations, a decrease in gains on the sale of property compared to the previous fiscal year and a loss on the sale of securities.

Income before Income Taxes and Minority Interest

As a result of the foregoing factors, income before income taxes and minority interest increased to ¥142.5 billion, or by 45.0%, from the previous fiscal year.

Income Taxes

Income taxes for the year ended March 31, 2003 were ¥61.8 billion, compared to ¥56.7 billion for the year ended March 31, 2002, due to an increase in income before income taxes and minority interest. For the year ended March 31, 2003, the actual effective tax rate was 43.4%, compared to 57.7% for the year ended March 31, 2002. The lower actual effective tax rate was due primarily to the absence of JT International's non-deductible amortization of goodwill, which was partially offset by a change in enterprise tax rates that reduced deferred tax assets and resulted in an increase in income tax of ¥1.8 billion.

Income before Minority Interest

Income before minority interest increased to ¥80.7 billion, or by 94.4%, from the previous fiscal year. Minority interest increased to ¥5.4 billion for the year ended March 31, 2003 from ¥4.7 billion for the previous fiscal year.

Net Income

As a result of the foregoing factors, net income for the year ended March 31, 2003 increased ¥38.5 billion, or 104.3%, to ¥75.3 billion.

YEAR ENDED MARCH 31, 2002 COMPARED TO YEAR ENDED MARCH 31, 2001

Net Sales

Net sales for the year ended March 31, 2002 increased 0.9% to ¥4,544.2 billion, due primarily to an increase in tobacco business sales of ¥37.7 billion and an increase in foods business sales of ¥10.9 billion. Net sales amounts discussed below represent amounts after the elimination of intersegment revenues.

● Tobacco Business

Net sales for the year ended March 31, 2002 increased 0.9% to ¥4,178.0 billion from the previous fiscal year. Decreases in sales in our domestic tobacco business due to a decrease in sales volume were more than offset by increases in overseas sales from our international tobacco business. We sold 453.5 billion cigarettes worldwide in the year ended March 31, 2002.

—Domestic Tobacco Business

Net sales for the domestic tobacco business, which comprises sales in Japan of tobacco products manufactured by us in or outside Japan, and products manufactured by foreign tobacco manufacturers for which we serve as wholesalers, were ¥3,514.0 billion, a decrease of 1.6% from the previous fiscal year. Net sales from the domestic tobacco business decreased due to a drop in sales volume of tobacco products we manufactured. The decline was mainly due to reduced demand primarily attributed to a deflationary environment and a reduction in the number of smokers reflecting social factors such as growing health consciousness and the aging of Japanese society.

—International Tobacco Business

Net sales from the international tobacco business were ¥664.0 billion, an increase of 16.7% from the year ended March 31, 2001. This increase in net sales was primarily due to the effect of foreign currency translation into Japanese yen. Sales denominated in foreign currencies are first translated into U.S. dollars and then translated into yen at December year-end rates. Net sales increased as a result of increased demand, due in part to active sales promotion and improved economic conditions, in our other regions geographic segment, particularly in Eastern Europe, Russia and Asia.

● Pharmaceuticals Business

Net sales in the pharmaceuticals business declined 6.8% to ¥61.9 billion, due principally to our withdrawal in May 2001 from the OTC drug business to focus our pharmaceutical business resources on the prescription drug segment, the expiration of the patent in September 2000 for Futhan, a drug marketed by our Torii Pharmaceutical Co., Ltd., subsidiary, and a decrease in royalties from our anti-HIV viral drug Viracept.

● Foods Business

Net sales from the foods business increased by ¥10.9 billion, or 5.2%, to ¥221.2 billion. The increase was due mainly to increased sales volumes of beverages and processed foods. The increase in net sales for our beverages business to ¥173.1 billion reflected an increase in volume sold primarily as a result of the inclusion of a full year's results for Roots and the effect of consolidation of additional subsidiaries. Beverage sales volume of our products increased to 31.2 million cases, or by 3.3%. Net sales from the processed foods business increased as a result of steady growth in consumer frozen foods.

● Others

Net sales from other businesses decreased by 1.9% to ¥83.1 billion due primarily to a general decline in the amount of business exceeding sales from the real estate business.

Cost of Sales

For the year ended March 31, 2002, cost of sales increased by ¥27.6 billion, or 0.8%, to ¥3,598.8 billion, as compared to the year ended March 31, 2001 as a result of a corresponding increase in cost of sales associated with increased sales by our international tobacco business. This increase was partially offset by cost decreases resulting from the decline in the sales volume of cigarettes sold in Japan.

Selling, General and Administrative Expenses

In the year ended March 31, 2002, selling, general and administrative expenses decreased by ¥9.0 billion, or 1.1%, to ¥781.6 billion as compared to the previous fiscal year. The decrease was due primarily to the absence of the ¥11.4 billion amortization charge for an additional pension obligation recorded in the previous year upon the merger of JT Mutual Assistance Association into the National Welfare Pension Plan and a decrease in advertising and sales promotion expenses which together more than offset an increase in research and development expenses in our pharmaceuticals business.

Operating Income

As a result of the foregoing factors, operating income increased by ¥23.8 billion, or 17.0%, to ¥163.8 billion. Operating income by business segment was as follows:

● Tobacco Business

Operating income in the tobacco business for the year ended March 31, 2002 increased to ¥192.1 billion, or by 15.8%, from the previous fiscal year. The increase was due primarily to cost reduction efforts in our domestic tobacco business, including the effect of decreased depreciation expenses from using existing vending machines for a period longer than the depreciation period and a decrease in advertising and sales promotion expenses. Increased sales volume from the international business also contributed to the increase in operating income. The increase was offset in part by a decline in domestic sales volume of our tobacco products manufactured in Japan.

● Pharmaceuticals Business

For the year ended March 31, 2002, operating loss increased by ¥6.2 billion, or 48.0%, to ¥19.0 billion from the previous year. The increase in operating loss was due primarily to an increase in research and development expenses, a decrease in Futhan sales by our Torii Pharmaceutical Co., Ltd. subsidiary, and a decrease in Viracept royalties. The increase in operating loss was offset in part by the decrease in losses generated by our OTC drugs business from which we withdrew in May 2001.

● Foods Business

For the year ended March 31, 2002, our operating loss decreased by ¥5.5 billion, or 31.7%, to ¥11.9 billion as compared to the year ended March 31, 2001. The decrease in operating loss was due primarily to an increase in sales volume of beverages sold through vending machines, more efficient use of largely flat marketing expenses and a reduction in amortization of goodwill.

● Others

For the year ended March 31, 2002, operating income decreased by ¥1.6 billion to ¥1.8 billion as compared to the year ended March 31, 2001. The decrease in operating income is attributable primarily to the decrease in income from our real estate business as compared to the previous year.

Other Expenses, Net

Other expenses, net, increased ¥45.4 billion to ¥65.6 billion. This increase was due primarily to an expense of ¥31.4 billion for our domestic early retirement program, business reorganization expenses of ¥13.4 billion incurred in Germany and Puerto Rico and an ¥8.7 billion increase in write-down of investment securities caused by declining share prices, particularly for bank stocks in Japan. These losses were offset in part by an increase of ¥14.3 billion in gain on disposition of property, plant and equipment.

Income before Income Taxes and Minority Interest

As a result of the foregoing factors, income before income taxes and minority interest declined to ¥98.2 billion, or by 18.0%, from the previous fiscal year.

Income Taxes

Income taxes for the year ended March 31, 2002 were ¥56.7 billion, compared to ¥70.7 billion for the year ended March 31, 2001 due to a decrease in income before income taxes and minority interest. For the year ended March 31, 2002, the actual effective tax rate was 57.7%, compared to 59.0% for the year ended March 31, 2001. The higher effective actual tax rate compared to a 41.75% normal effective statutory tax rate was due primarily to non-deductible amortization of goodwill and a valuation allowance recognized for deferred tax assets attributable to operating losses of subsidiaries.

Income before Minority Interest

Income before minority interest decreased to ¥41.5 billion, or by 15.5%, from the previous fiscal year. Minority interest decreased to ¥4.7 billion for the year ended March 31, 2002 from ¥5.4 billion for the previous fiscal year.

Net Income

As a result of the foregoing factors, net income for the year ended March 31, 2002 decreased ¥6.8 billion, or 15.6%, to ¥36.9 billion.

LIQUIDITY AND CAPITAL RESOURCES

In our financial management, we strive to maintain a stable financial base in which capital expenditures, strategic acquisitions and investments, and research and development activities can be conducted in a cost-efficient and effective manner to grow our businesses without being affected by short-term fluctuations of revenues. We derive the funds we require to meet our capital requirements principally from cash flow provided by operations, borrowings from financial institutions and issuances of long-term debt securities.

CASH FLOWS

Overview

As of March 31, 2003 and 2002, cash and cash equivalents totaled ¥602.6 billion and ¥534.5 billion, respectively.

The following table presents information about our cash flows during the years ended March 31, 2001, 2002 and 2003:

Year ended March 31,	Millions of yen		
	2001	2002	2003
Net cash provided by operating activities	¥393,958	¥ 89,727	**¥258,057**
Net cash used in investing activities	(90,477)	(40,472)	**(74,877)**
Net cash used in financing activities	(76,990)	(124,838)	**(111,968)**
Effect of exchange rate changes and other	4,250	6,525	**(3,071)**
Net increase (decrease) in cash and cash equivalents	230,741	(69,058)	**68,141**
Cash and cash equivalents at beginning of year	372,821	603,562	**534,504**
Cash and cash equivalents at end of year	¥603,562	¥534,504	**¥602,645**

YEAR ENDED MARCH 31, 2003 COMPARED TO YEAR ENDED MARCH 31, 2002

Net cash provided by operating activities was ¥258.1 billion for the year ended March 31, 2003 compared to ¥89.7 billion for the previous fiscal year. Cash provided by operating activities in the previous year was reduced by a ¥152.3 billion net decrease in excise taxes payable over the period associated with (x) a relatively high balance of accrued but unpaid excise taxes as of March 31, 2001 as it was a bank holiday and (y) our voluntary prepayment of excise taxes prior to the end of the period despite March 31, 2002 also being a bank holiday. During the year ended March 31, 2003, there was a ¥3.7 billion increase in excise taxes payable. The increase also reflected an increase in income before income taxes and minority interest of ¥44.3 billion and a reduction in corporate taxes paid of ¥18.4 billion. This was partially offset by a decrease in other accounts payable during the year of ¥31.8 billion, including Japan Tobacco Inc.'s retirement benefits payable.

Net cash used in investing activities was ¥74.9 billion for the year ended March 31, 2003 compared to ¥40.5 billion for the previous fiscal year. This increase was due to an increase in the purchase of property, plant and equipment of ¥12.8 billion, a reduction in the proceeds from the sale of property, plant and equipment of ¥11.7 billion and an increase in purchases of short-term investments of ¥7.6 billion. This was partially offset by an increase in the proceeds from the sales and redemption of investment securities of ¥12.6 billion.

Net cash used in financing activities was ¥112.0 billion for the year ended March 31, 2003 compared to ¥124.8 billion for the previous fiscal year. During both the year ended March 31, 2003 and the year ended March 31, 2002, we reduced long- and short-term debt through repayment at the scheduled maturity date. The reduction in net cash used was due to the lower amount of long-term debt maturing during the period.

YEAR ENDED MARCH 31, 2002 COMPARED TO YEAR ENDED MARCH 31, 2001

Net cash provided by operating activities was ¥89.7 billion for the year ended March 31, 2002, compared to ¥394.0 billion for the previous fiscal year. The decrease was primarily due to the absence of accrued but unpaid tobacco excise taxes due to a bank holiday on the previous fiscal year end, resulting in an increase in tobacco excise taxes payable of ¥128.8 billion. Although March 31, 2002 was also a bank holiday, we voluntarily paid tobacco taxes in advance of the due date for the year ended March 31, 2002 in order to avoid the risk of potential market disorder from the adoption of a new deposit insurance system in Japan. The early payment resulted in a net decrease in tobacco excise taxes payable of ¥152.3 billion for the year. The aggregate effect of our advance payment and the payment of taxes for the year ended March 31, 2001 in the next fiscal year was increased cash outflows in relation to tobacco excise taxes of ¥281.1 billion during the year ended March 31, 2002, the most significant factor in the decrease in net cash provided by operating activities. Cash flow from our international operations increased significantly.

Net cash used in investing activities was ¥40.5 billion for the year ended March 31, 2002, compared to ¥90.5 billion for the previous fiscal year. Although we spent ¥91.6 billion, only slightly less than the previous year, on the acquisition of property, plant and equipment, principally tobacco manufacturing-related machinery and equipment, net cash used in investing activities still decreased significantly due to an increase in income from the sale of real estate and decreased purchases of securities.

Net cash used in financing activities was ¥124.8 billion for the year ended March 31, 2002, compared to ¥77.0 billion for the previous fiscal year. The increase was due to the scheduled repayment of long-term and short-term debt.

LIQUIDITY AND CAPITAL REQUIREMENTS

Our principal capital and liquidity needs have been for capital expenditures, working capital, strategic acquisitions and investments, repayment of borrowings and payment of interest and funds for payment of dividends and income taxes.

Capital Expenditures

Capital expenditures include purchases of property, plant and equipment, as well as trademarks and other assets related to tangible and intangible assets needed to enhance the productivity of our factories and other facilities, strengthen our competitiveness, and promote businesses in various fields.

The following table shows capital expenditures for the years ended March 31, 2001, 2002, and 2003.

	Millions of yen		
Year ended March 31,	2001	2002	2003
Capital expenditures	¥114,870	¥96,527	¥109,179

For the year ended March 31, 2003, we invested ¥109.2 billion in capital expenditures primarily to improve production capabilities. For the tobacco business, we invested ¥61.0 billion in capital expenditures principally to boost the efficiency and flexibility of manufacturing operations and to enhance new product development. For the pharmaceuticals business, we invested ¥1.2 billion in capital expenditures to improve research and development facilities and for other purposes. For the foods business, we invested ¥7.3 billion in capital expenditures primarily to strengthen manufacturing facilities. For other businesses, we invested ¥38.8 billion in capital expenditures principally for real estate development projects.

For the year ended March 31, 2002, we invested ¥96.5 billion in capital expenditures primarily to improve production capabilities. For the tobacco business, we invested ¥70.1 billion in capital expenditures principally to boost the efficiency and flexibility of manufacturing operations and to enhance new product development. For the pharmaceuticals business, we invested ¥2.3 billion in capital expenditures to improve research and development facilities and for other purposes. For the foods business, we invested ¥6.9 billion in capital expenditures primarily to strengthen manufacturing facilities. For other businesses, we invested ¥18.2 billion in capital expenditures principally for real estate development projects.

For the year ended March 31, 2001, we invested ¥114.9 billion in capital expenditures. For the tobacco business, we invested ¥77.3 billion in capital expenditures principally to boost the efficiency and flexibility of manufacturing operations and to enhance new product development. For the pharmaceuticals business, we invested ¥3.7 billion in capital expenditures for improvement of research and development facilities and other purposes. For the foods business, we invested ¥4.2 billion in capital expenditures primarily to strengthen manufacturing facilities. For other businesses, we invested ¥29.2 billion in capital expenditures, principally for real estate development projects.

For the year ending March 31, 2004, we plan to spend approximately ¥99 billion on capital expenditures. We plan to spend approximately ¥69 billion for machines for faster production of cigarettes, approximately ¥3 billion for pharmaceutical research and development facilities, approximately ¥9 billion for foods production facilities and approximately ¥20 billion mainly for real estate development projects.

Working Capital

Our principal working capital requirements are for the purchase of raw materials, including leaf tobacco and other inventories, salaries and wages, selling costs, advertising and promotion costs, taxes and research and development.

Dividends

We also require sufficient liquidity to make our scheduled dividend payments. In accordance with our dividend policy, we are seeking to gradually increase dividend payouts depending upon our financial performance and medium- to long-term outlook.

Stock Repurchases

Repurchase of our own shares, should we choose to do so in the future, also requires cash outlays. The repurchase of up to 100,000 shares for up to ¥75 billion was approved at our ordinary general meeting of shareholders on June 25, 2003. We may hold the repurchased shares as treasury stock or cancel, dispose of or utilize for any purpose any repurchased treasury stock. We will consider the timing, scale and manner of any such repurchase based on business needs and market trends. Repurchase of our own shares of the same size was approved at our ordinary general meeting of shareholders in the previous year. However, having considered various factors such as business needs and market trends, we have not repurchased any such shares.

CAPITAL RESOURCES

We have historically had and expect to continue to have significant cash flow from operating activities. Cash from operating activities was ¥258.1 billion for the year ended March 31, 2003, ¥89.7 billion for the year ended March 31, 2002 and ¥394.0 billion for the year ended March 31, 2001. We expect to continue to cover capital expenditures and debt servicing from cash generated by operating activities. For significant capital requirements relating to strategic acquisitions and investments, such as our acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc., we also sometimes utilize debt financing, primarily borrowings from financial institutions and issuances of debt securities. See "Long-term and Short-term Debt" subsequently.

Equity financing is subject to the approval of the Minister of Finance under the Japan Tobacco Inc. Law (the "JT Law"). We were unable to use equity financing because the government held two-thirds of the issued outstanding shares, the minimum level previously required by the JT Law. However, revisions to the JT Law effective April 19, 2002 gives us the flexibility to issue new equity shares with approval by the Minister of Finance so long as the Japanese government continues to hold more than one-third of our issued shares. We may choose to raise capital through equity issuances in the future, which would have the effect of diluting existing shareholders' interests.

LONG-TERM AND SHORT-TERM DEBT

Long-term Debt

Our long-term liabilities consist mainly of long-term debt and accrued pension and severance costs. At March 31, 2003, long-term debt (including current portion) was ¥404.0 billion, of which ¥272.5 billion was in the form of bonds. At March 31, 2002, long-term debt was ¥479.2 billion, of which ¥272.5 billion was in the form of bonds. The remaining long-term debt (including current portion) consisted of loans from banks and life insurance companies. Annual interest rates applicable to yen-denominated long-term bank loans outstanding at March 31, 2003 and 2002 ranged from 0.43% to 5.50% and 0.68% to 5.55%, respectively. Annual interest rates ranged from 1.00% to 8.60% for long-term loans denominated in other currencies outstanding at March 31, 2003 and ranged from 2.43% to 7.55% at March 31, 2002.

Annual maturities of long-term debt (including current portion) at March 31, 2002 were as follows:

Years ending March 31,	Millions of yen
2004	¥ 55,910
2005	146,952
2006	19,815
2007	18,263
2008	10,474
2009 and thereafter	152,562
Total	¥403,976

As of March 31, 2003, our long-term debt was rated as AA- by Standard & Poor's Ratings Services and Aa3 by Moody's Investors Service, Inc. These ratings are one of the highest ratings among international tobacco companies. By maintaining high credit ratings, we expect to be able to finance large sums of capital at relatively low costs from third parties from time to time. The ability to maintain high ratings is influenced by a number of factors such as developments in the principal markets in which we conduct our business and the success of our business strategies, as well as some elements beyond our control such as general economic trends in Japan. The ratings are not recommendations to purchase, sell or possess the shares. The ratings could be withdrawn or modified at any time. Each rating should be evaluated distinctly from other ratings.

Under the Japan Tobacco Inc. Law, bonds issued by Japan Tobacco Inc. are secured by a statutory preferential right over the property of Japan Tobacco Inc. This right gives bondholders preference to unsecured creditors in seeking repayment, with the exception of national and local taxes and other statutory obligations.

In September 2002, in order to diversify our capital resources and enhance our debt financing capability, we established a medium-term note program in the euro market allowing us to issue up to $5 billion. We may issue notes under this program, from time to time, with board approval.

Short-term Debt

We also use banks and other financial institutions for short-term loans. Short-term loans were ¥20.5 billion at March 31, 2003 and ¥32.5 billion at March 31, 2002, including foreign currency-denominated loans of ¥13.4 billion and ¥24.7 billion, respectively. Annual interest rates applicable to yen denominated short-term bank loans outstanding at March 31, 2003 ranged from 0.45% to 1.81% and from 0.41% to 1.81% at March 31, 2002. Annual interest rates ranged from 0.90% to 6.60% for short-term loans denominated in other currencies outstanding at March 31, 2003 and from 2.53% to 8.60% at March 31, 2002. These borrowings have terms ranging from three months to 12 months.

We have paid down a significant amount of the debt assumed through the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc., and have improved borrowing terms by leveraging our credit rating and creditworthiness. From May 12, 1999, the date of the acquisition, to December 31, 2002, JT International's total short-term and long-term debt decreased from approximately ¥56 billion to approximately ¥18 billion.

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that under certain circumstances, security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank. We have never been requested to provide such collateral. As of March 31, 2003, we were contingently liable for guarantees of loans of unconsolidated subsidiaries and affiliates in the amount of ¥4.5 billion.

DERIVATIVE TRANSACTIONS

We are exposed to market risks principally from changes in interest rates, foreign exchange rates and equity and debt security prices. Our interest rate risk exposures primarily relate to financing activities. Our foreign currency exposures relate to buying, selling and financing in currencies other than the local currencies in which we operate. In order to reduce foreign exchange rate risk and interest rate risk, we use derivative financial instruments that include interest rate swaps, forward exchange contracts, currency swaps and option contracts. We do not hedge against price fluctuations of debt and equity securities.

We have risk management policies and procedures designated to mitigate the risks arising from exposures from the use of derivative financial instruments. We utilize derivatives solely for risk management purposes, and no derivatives are held or issued for trading purposes. As part of our risk management procedures, we identify the specific risks and transactions to be hedged and the appropriate hedging instruments to be used to reduce the risk, and then assess the correlation between the hedged risks and the hedging instruments. The effectiveness of our hedging activities is assessed in accordance with our risk management policies and practice manual for hedging transactions.

We are also exposed to credit-related risks in the event of non-performance by counterparties to derivative financial instruments. However, we strive to mitigate this risk by limiting counterparties to international financial institutions with high credit ratings with regard to which we believe there is no significant risk of default.

We use interest rate swaps for the purpose of managing interest rate risk relating to financing activities. We generally create fixed rate long-term debt obligations by entering into mirror-image receive-variable, pay-fixed interest rate swaps. The interest rate swap agreements, which qualify for hedge accounting under Japanese GAAP and meet specific matching criteria, are not measured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expenses.

We use foreign exchange forward contracts and currency swap and option contracts for the purpose of managing the risk of fluctuations in foreign exchange rates on our borrowings, bonds and forecasted transactions in foreign currencies. Hedging contracts outstanding as of March 31, 2003 and March 31, 2002 held by Japan Tobacco Inc. and domestic subsidiaries qualify for hedge accounting, and gains or losses arising from change in value of these contracts are deferred and recognized in the period in which corresponding losses or gains from transactions being hedged by such contracts are recognized. We do not use hedge accounting for hedging contracts associated with our international tobacco operations and therefore recognize changes in value in derivative foreign exchange instruments currently in earnings. This could result in a gain or loss from fluctuations in exchange rates related to a derivative contract being recognized in a period which may be different from the gain or loss recognized from the underlying forecasted transaction.

For information about the contract or notional principal amount of interest rate swap contracts, foreign currency forward contracts and currency option contracts outstanding as at March 31, 2003 and 2002 that did not qualify for hedge accounting, please see Note 17 to the consolidated financial statements.

ADOPTION OF NEW ACCOUNTING STANDARD

Financial statements of JT International in conformity with U.S. GAAP are reflected in our Japanese GAAP consolidated financial statements included in this Annual Report.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") which establishes a new accounting standard for goodwill and other intangible assets. SFAS 142 continues to require recognition of goodwill as an asset but does not permit amortization of goodwill as previously required by Accounting Principles Board Opinions No. 17, "Intangible Assets." Instead of being amortized, goodwill needs to be tested for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. SFAS 142 also establishes a new standard for intangible assets other than goodwill. All other intangible assets are required to be classified as either having finite or indefinite useful lives, and other intangible assets having indefinite useful lives are not amortized and are subject to an impairment test in accordance with SFAS 142. Other intangible assets determined to have finite useful lives are subject to amortization and an impairment test should be performed in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," replaced by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," as previously required.

JT International adopted SFAS 142 and SFAS 144 effective from the fiscal year beginning on January 1, 2002. Accordingly, starting from that fiscal year, amortization of goodwill on the balance sheet of JT International ceased, while trademarks on such balance sheet were classified as other intangible assets with finite useful lives, and are being amortized substantially over 40 years. The unamortized balance of goodwill on the consolidated balance sheet of JT International in the aggregate was $3.1 billion, which translated into ¥373.9 billion as of December 31, 2002. Amortization of the goodwill recognized in the consolidated statements of income of JT International was $86 million, or ¥11 billion for its fiscal year ended December 31, 2001. As a result of adopting the new accounting standard, income before income taxes and minority interest of JT International for the year ended December 31, 2002 increased by $83.5 million, or ¥10.5 billion, as compared to the previous method. After conducting the impairment test, no impairment losses were recognized for the year ended December 31, 2002. However, the situation could change and an impairment loss could be recognized in the future.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries / March 31, 2002 and 2003

Assets	Millions of yen 2002	Millions of yen 2003	Millions of U.S. dollars (Note 2) 2003
Current assets:			
Cash and cash equivalents	¥ 534,504	¥ 602,645	$ 5,014
Short-term investments (Note 4)	16,214	20,903	174
Trade notes and accounts receivable	131,823	133,324	1,109
Inventories (Note 5)	524,165	492,177	4,095
Other current assets (Note 7)	97,806	99,324	826
Allowance for doubtful accounts	(2,358)	(2,008)	(17)
Total current assets	1,302,154	1,346,365	11,201
Property, plant and equipment (Note 6):			
Land	175,019	177,674	1,478
Buildings and structures	709,951	710,479	5,911
Machinery, equipment and vehicles	586,644	569,080	4,734
Tools	242,686	242,194	2,015
Construction in progress	32,759	41,231	343
Total	1,747,059	1,740,658	14,481
Accumulated depreciation	(1,003,347)	(1,007,344)	(8,380)
Net property, plant and equipment	743,712	733,314	6,101
Investments and other assets:			
Investment securities (Note 4)	97,893	63,829	531
Investments in and advances to unconsolidated subsidiaries and associated companies	9,034	10,516	87
Trademarks	331,921	288,514	2,400
Goodwill	431,503	381,602	3,175
Deferred tax assets (Note 7)	71,034	64,524	537
Other assets	86,663	76,689	638
Allowance for doubtful accounts	(6,725)	(5,895)	(49)
Allowance for loss on investments	(4,112)	(1,793)	(15)
Total investments and other assets	1,017,211	877,986	7,304
Total	¥3,063,077	¥2,957,665	$24,606

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	Millions of yen 2002	Millions of yen 2003	Millions of U.S. dollars (Note 2) 2003
Current liabilities:			
Short-term bank loans (Note 6)	¥ 32,521	¥ 20,523	$ 171
Current portion of long-term debt (Note 6)	79,672	55,910	465
Tobacco excise taxes payable (Note 8)	175,526	180,040	1,498
Trade notes and accounts payable	106,992	108,043	899
Other accounts payable	102,745	67,918	565
Income taxes payable (Note 7)	22,234	38,584	321
Accrued employees' bonuses	24,201	27,905	232
Consumption taxes payable	30,307	29,387	245
Other current liabilities (Note 7)	89,006	66,432	552
Total current liabilities	663,204	594,742	4,948
Non-current liabilities:			
Long-term debt (Note 6)	399,545	348,066	2,896
Liabilities for employees' retirement benefits (Note 9)	224,961	230,345	1,916
Deferred tax liabilities (Note 7)	54,994	48,910	407
Other non-current liabilities	57,680	61,876	515
Total non-current liabilities	737,180	689,197	5,734
Minority interest	49,588	51,072	425
Commitments and contingent liabilities (Note 14)			
Shareholders' equity (Notes 11 and 18):			
Common stock:			
Authorized—8,000,000 shares			
Issued and outstanding—2,000,000 shares	100,000	100,000	832
Capital surplus	736,400	736,400	6,126
Retained earnings	731,835	789,912	6,571
Unrealized gain on available-for-sale securities	1,405	2,632	22
Foreign currency translation adjustments	43,465	(6,290)	(52)
Total shareholders' equity	1,613,105	1,622,654	13,499
Total	¥3,063,077	¥2,957,665	$24,606

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries / Years ended March 31, 2001, 2002 and 2003

	Millions of yen			Millions of U.S. dollars (Note 2)
	2001	2002	2003	2003
Net sales	¥4,501,701	¥4,544,175	¥4,492,264	$37,373
Cost of sales (Note 8)	3,571,153	3,598,796	3,569,394	29,695
Gross profit	930,548	945,379	922,870	7,678
Selling, general and administrative expenses (Notes 10 and 12)	790,583	781,574	733,907	6,106
Operating income	139,965	163,805	188,963	1,572
Other income (expenses):				
Interest and dividend income	6,596	4,697	3,742	31
Gain on disposition of property, plant and equipment—net	3,445	17,762	2,967	25
Interest expense (Note 6)	(12,160)	(10,268)	(8,553)	(71)
Other—net (Note 15)	(18,062)	(77,753)	(44,621)	(371)
Other expenses—net	(20,181)	(65,562)	(46,465)	(386)
Income before income taxes and minority interest	119,784	98,243	142,498	1,186
Income taxes (Note 7):				
Current	68,397	54,945	60,006	500
Deferred	2,272	1,785	1,808	15
Income before minority interest	49,115	41,513	80,684	671
Minority interest	5,428	4,663	5,382	45
Net income	¥ 43,687	¥ 36,850	¥ 75,302	$ 626

	Yen			U.S. dollars (Note 2)
	2001	2002	2003	2003
Amounts per share:				
Net income	¥ 21,843	¥ 18,425	¥ 37,586	$ 313
Cash dividends applicable to the year	8,000	8,000	10,000	83

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Japan Tobacco Inc. and Consolidated Subsidiaries / Years ended March 31, 2001, 2002 and 2003

	Thousands	Millions of yen				
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments
Balance, April 1, 2000	2,000	¥100,000	¥736,400	¥690,183	¥ —	¥ —
Net income	—	—	—	43,687	—	—
Adjustments to retained earnings for change in scope of consolidation	—	—	—	(3,159)	—	—
Appropriations:						
Cash dividends paid (¥8,000 per share)	—	—	—	(16,000)	—	—
Bonuses to directors and corporate auditors	—	—	—	(317)	—	—
Unrealized gain on available-for-sale securities (Note 3)	—	—	—	—	2,962	—
Transfer of foreign currency translation adjustments (Note 3)	—	—	—	—	—	(39,910)
Balance, March 31, 2001	2,000	100,000	736,400	714,394	2,962	(39,910)
Net income	—	—	—	36,850	—	—
Adjustments to retained earnings for change in scope of consolidation	—	—	—	579	—	—
Minimum pension liability adjustment of foreign consolidated subsidiaries	—	—	—	(2,622)	—	—
Appropriations:						
Cash dividends paid (¥8,500 per share)	—	—	—	(17,000)	—	—
Bonuses to directors and corporate auditors	—	—	—	(366)	—	—
Net decrease in unrealized gain on available-for-sale securities	—	—	—	—	(1,557)	—
Net increase in foreign currency translation adjustments	—	—	—	—	—	83,375
Balance, March 31, 2002	2,000	100,000	736,400	731,835	1,405	43,465
Net income	—	—	—	75,302	—	—
Adjustments to retained earnings for change in scope of consolidation	—	—	—	219	—	—
Minimum pension liability adjustment of foreign consolidated subsidiaries	—	—	—	(1,172)	—	—
Appropriations:						
Cash dividends paid (¥8,000 per share)	—	—	—	(16,000)	—	—
Bonuses to directors and corporate auditors	—	—	—	(272)	—	—
Net increase in unrealized gain on available-for-sale securities	—	—	—	—	1,227	—
Net decrease in foreign currency translation adjustments	—	—	—	—	—	(49,755)
Balance, March 31, 2003	2,000	¥100,000	¥736,400	¥789,912	¥2,632	¥ (6,290)

(Note 2)	Millions of U.S. dolls				
	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments
Balance, March 31, 2002	$832	$6,126	$6,088	$12	$362
Net income	—	—	626	—	—
Adjustments to retained earnings for change in scope of consolidation	—	—	2	—	—
Minimum pension liability adjustment of foreign consolidated subsidiaries	—	—	(10)	—	—
Appropriations:					
Cash dividends paid ($67 per share)	—	—	(133)	—	—
Bonuses to directors and corporate auditors	—	—	(2)	—	—
Net increase in unrealized gain on available-for-sale securities	—	—	—	10	—
Net increase in foreign currency translation adjustments	—	—	—	—	(414)
Balance, March 31, 2003	$832	$6,126	$6,571	$22	$ (52)

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries / Years ended March 31, 2001, 2002 and 2003

	Millions of yen			Millions of U.S. dollars (Note 2)
	2001	2002	2003	2003
Operating activities:				
Income before income taxes and minority interest	¥119,784	¥ 98,243	**¥142,498**	**$ 1,186**
Adjustments for:				
Income taxes paid	(69,818)	(61,876)	**(43,517)**	**(362)**
Depreciation and amortization other than goodwill	150,414	148,096	**136,534**	**1,136**
Amortization of goodwill	21,666	22,218	**11,799**	**98**
Gain on disposition of property, plant and equipment	(3,445)	(17,762)	**(2,967)**	**(25)**
Write-down of investment securities	4,212	12,887	**11,108**	**92**
Change in assets and liabilities:				
Increase in trade notes and accounts receivable	(6,296)	(15,641)	**(3,809)**	**(32)**
Decrease in inventories	38,169	12,741	**25,573**	**213**
Increase (decrease) in tobacco excise taxes payable	128,767	(152,311)	**3,751**	**31**
Increase (decrease) in trade notes and accounts payable	(2,326)	(9,078)	**3,197**	**27**
Increase (decrease) in other accounts payable	15,981	18,737	**(31,802)**	**(265)**
Increase (decrease) in other current liabilities	(843)	10,198	**(1,024)**	**(9)**
Increase (decrease) in liabilities for employees' retirement benefits	(14,371)	(9,815)	**1,390**	**12**
Increase (decrease) in other non-current liabilities	13,954	8,861	**(602)**	**(5)**
Decrease in contribution to JT Mutual Assistance Association	11,433	—	**—**	**—**
Other—net	(13,323)	24,229	**5,928**	**50**
Total adjustments	274,174	(8,516)	**115,559**	**961**
Net cash provided by operating activities	393,958	89,727	**258,057**	**2,147**
Investing activities:				
Purchases of short-term investments	(59,746)	(10,446)	**(18,090)**	**(150)**
Proceeds from sales and redemption of short-term investments	34,273	19,295	**13,522**	**112**
Purchases of investment securities	(16,796)	(6,863)	**(1,623)**	**(13)**
Proceeds from sales and redemption of investment securities	27,218	9,158	**21,722**	**181**
Purchases of property, plant and equipment	(95,693)	(91,551)	**(104,311)**	**(868)**
Proceeds from sales of property, plant and equipment	20,689	35,148	**23,479**	**195**
Purchases of trademarks and other assets	(10,633)	(6,162)	**(4,881)**	**(41)**
Acquisition of shares of subsidiaries	—	—	**(3,594)**	**(30)**
Other—net	10,211	10,949	**(1,101)**	**(9)**
Net cash used in investing activities	(90,477)	(40,472)	**(74,877)**	**(623)**
Financing activities:				
Net increase (decrease) in short-term bank loans	3,374	(11,768)	**(14,674)**	**(122)**
Proceeds from issuance of long-term borrowings	9,899	3,293	**4,980**	**41**
Repayments of long-term borrowings	(74,446)	(94,512)	**(83,493)**	**(695)**
Repayments of bonds	(906)	(200)	**—**	**—**
Dividends paid	(16,000)	(17,000)	**(16,000)**	**(133)**
Dividends paid to minority shareholders	(3,668)	(2,599)	**(1,961)**	**(16)**
Other—net	4,757	(2,052)	**(820)**	**(7)**
Net cash used in financing activities	(76,990)	(124,838)	**(111,968)**	**(932)**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	775	2,389	**239**	**2**
Foreign currency translation adjustments on cash and cash equivalents	3,475	4,136	**(3,310)**	**(27)**
Net increase (decrease) in cash and cash equivalents	230,741	(69,058)	**68,141**	**567**
Cash and cash equivalents, beginning of year	372,821	603,562	**534,504**	**4,447**
Cash and cash equivalents, end of year	¥603,562	¥534,504	**¥602,645**	**$ 5,014**

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Japan Tobacco Inc. and Consolidated Subsidiaries

1. Business

Japan Tobacco Inc. ("JT") is a joint stock corporation *(kabushiki kaisha)* incorporated under the Commercial Code of Japan (the "Code") pursuant to the Japan Tobacco Inc. Law (the "JT Law"). JT is primarily engaged in the manufacture and sale of tobacco products in the domestic and international markets as one of the largest producers of tobacco products in the world.

In the domestic tobacco market, JT manufactures and sells its tobacco products to retail stores all over the country, as provided by the Tobacco Business Law. The Tobacco Business Law provides that (1) JT shall be the sole manufacturer of tobacco products in Japan and that (2) the maximum wholesale price of each tobacco product manufactured and sold and the retail price of every product sold in Japan, as well as any changes in these prices, shall be approved by the Minister of Finance. The products are transported from its factories to its distribution bases and depots by its logistic subsidiaries and outside distributors and then distributed to the retail stores through its five distribution service subsidiaries, including Tokyo Tobacco Service Co., Ltd., except in Okinawa Prefecture. These distribution subsidiaries also purchase and sell tobacco products of foreign tobacco manufacturers to retail stores as wholesalers in the domestic market.

JT greatly expanded its international tobacco business through the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. ("RJR Nabisco") on May 12, 1999. In connection with this, JT paid $5.0 billion to purchase the net assets of the non-U.S. tobacco business of RJR Nabisco, which resulted in $3.5 billion of goodwill, and JT also acquired non-U.S. tobacco-related trademarks and intellectual property for $2.7 billion and other assets for $0.1 billion. The acquisition, totaling $7.8 billion, was financed by a syndicate loan of $5.0 billion, which was refinanced through domestic and foreign bond issues and long-term loans from banks and insurance companies, and $2.8 billion in cash. As a result of this acquisition, JT obtained expanded access to overseas markets, especially in Europe and Russia, and the rights in substantially all countries outside the United States to internationally recognized trademarks such as *Camel, Winston* and *Salem*, which currently comprise JT's global flagship brands along with *Mild Seven*, which JT developed. JT International S.A. ("JTISA") and other consolidated subsidiaries of JT International Holding B.V. ("JT International"), which is a wholly-owned subsidiary of JT, manufacture and sell tobacco products all over the world.

In addition to the tobacco business, JT and its consolidated subsidiaries (the "Company") have diversified into and are developing other business segments in the areas of pharmaceuticals and foods primarily through acquisitions, investments and licensing arrangements.

In the pharmaceutical business, the Company focuses on the research and development of prescription drugs in-house or jointly with other domestic and overseas corporations. In the domestic market, Torii Pharmaceutical Co., Ltd., a majority of whose outstanding shares JT acquired for ¥42 billion in December 1998, manufactures and sells prescription drugs using its wide marketing network. In the overseas market, the Company principally receives royalties from licensing arrangements of an anti-HIV drug.

In the foods business, the Company principally manufactures and sells beverages and processed foods in the domestic market. JT's presence in this market was substantially expanded through the acquisition of a majority of the outstanding shares of Unimat Corporation, a nationwide operator of soft drink vending machines, since renamed Japan Beverage Inc., for ¥29 billion in April and September 1998. Additionally, JT acquired the foods business of Asahi Kasei Corporation for ¥24 billion in July 1999.

According to the JT Law, JT shall obtain authorization from the Minister of Finance for certain matters, such as (1) the issuance of new shares (as well as subscription rights for new shares *(shinkabu-yoyakuken)* and bonds with subscription rights for new shares) and (2) the resolution of shareholders meetings for any amendments to the Articles of Incorporation and appropriations of retained earnings. According to JT's register of shareholders, 66.73% of JT's shares were held by the Minister of Finance at March 31, 2003. Pursuant to the JT Law, the Japanese government is required to hold one-half or more of JT's shares which were originally issued upon the establishment of JT in 1985.

Prior to an amendment to the JT Law enacted in April 2002, two-thirds of JT's outstanding shares were required to be held by the Minister of Finance. As a result of the amendment, the two-third threshold was removed. The amended JT Law permits JT to issue new shares to the extent that the number of shares held by the Minister of Finance continues to account for more than one-third of the outstanding shares.

2. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan and in accordance with the provisions set forth in the Securities and Exchange Law of Japan and its related accounting regulations (collectively, the "Securities Law"), which are different in certain respects from application and disclosure requirements of International Financial Reporting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In the case of most foreign consolidated subsidiaries, their financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (see Note 3. n) *Foreign Consolidated Subsidiaries*) and are included in the consolidated financial statements on that basis.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles and practices generally accepted in Japan but is presented herein as additional information. Certain reclassifications of previously reported amounts have been made to conform with classifications for the year ended March 31, 2003.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which JT is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥120.20 to $1, the rate of exchange at March 31, 2003. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

3. Summary of Significant Accounting Policies

a) Consolidation

The consolidated financial statements as of March 31, 2003 include the accounts of JT and its 156 significant (148 in 2001 and 155 in 2002) subsidiaries. Consolidation of the remaining subsidiaries would not have had a material effect on the accompanying consolidated financial statements. Most foreign consolidated subsidiaries have a December 31 fiscal year-end, which differs from the March 31 fiscal year-end of JT. Any necessary adjustments for the three-month period are made for consolidation purposes.

Investments in four companies (three in 2001 and 2002 respectively) in which the Company owns 20% to 50% are accounted for by the equity method. The equity method is not applied to account for the investments in unconsolidated subsidiaries and the remaining associated companies, in which the Company owns 20% to 50%, since the effect on the accompanying consolidated financial statements would not have been material. Investments in the unconsolidated subsidiaries and the remaining associated companies are stated at cost (see g) *Allowance for Loss on Investments*).

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized gains resulting from intercompany transactions have been eliminated.

The excess of the cost of the Company's investments in consolidated subsidiaries and associated companies accounted for by the equity method over its equity in or the fair value of the net assets purchased at the date of acquisition is recorded as goodwill. Goodwill except for goodwill arising from the acquired foreign subsidiaries of RJR Nabisco (see n) *Foreign Consolidated Subsidiaries*) is amortized on a straight-line basis over five years. Such amortization expense is included in "Selling, General and Administrative Expenses;" however, insignificant goodwill is charged to income when incurred.

b) Cash Equivalents

Cash equivalents are all short-term, highly liquid investments that are convertible to known amounts of cash and that have original maturities of three months or less.

c) Securities

Effective April 1, 2000, JT and its domestic subsidiaries adopted a new accounting standard for financial instruments, under which all the Company's marketable securities are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of marketable securities sold is determined based on the moving-average method. As a result of adopting the new accounting standard of financial instruments which relates to securities, income before income taxes and minority interest for the year ended March 31, 2001 increased by ¥2,723 million as compared to the previous method. As a result of reclassification, short-term investments included in current assets decreased by ¥109,794 million, and investment securities increased by the same amount as of April 1, 2000.

Prior to April 1, 2000, listed marketable securities were stated at the lower of cost or market and other securities were stated at cost.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For significant impairment in value which is judged not to be recoverable, marketable and non-marketable available-for-sale securities are reduced to fair value, with a resulting charge to income.

d) Inventories

Inventories are stated principally at the average cost, except for leaf tobacco held by JT, which is subject to devaluation (see Note 5).

In accordance with generally recognized practices, leaf tobacco is classified as a current asset, although part of such inventories, due to the duration of the aging process, ordinarily will not be put into production within one year.

e) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Under certain conditions, such as exchanges of similar fixed assets sales, and purchases resulting from expropriation and acquisitions made with the benefit of a government subsidy, Japanese tax laws permit companies to defer the profit arising from such transactions by reducing the cost of the assets acquired or by providing a special reserve in shareholders' equity. The provision and the reversal of the special reserve are made through appropriation of retained earnings. The costs of the acquired assets resulting from expropriation for the years ended March 31, 2001, 2002 and 2003 were reduced by ¥100 million, ¥17,310 million and ¥27,038 million ($225 million), respectively. Government subsidies that reduced the recorded cost of acquired assets totaled ¥378 million ($3 million) as of March 31, 2003. Depreciation is generally computed using the declining-balance method while the straight-line method is applied to buildings acquired after April 1, 1998. The useful lives of buildings and structures and machinery, equipment and vehicles are principally from 38 to 50 years and eight years, respectively.

f) Intangible Assets

Trademarks are carried at cost less accumulated amortization, which is calculated by the straight-line method over 10 years.

g) Allowance for Loss on Investments

An allowance for loss on investments is recorded to provide for the loss on investments in non-marketable equity securities and is determined based on the respective financial condition of the investees.

h) Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities, and tax operating loss and other credit carryforwards. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences, tax operating loss and other credit carryforwards. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

i) Retirement Benefits

JT has an unfunded severance indemnities plan partially provided for by a non-contributory defined benefit pension plan (the "Pension Plan") which covers substantially all of its employees (including executive officers who are not directors).

Effective April 1, 2000, JT and its domestic consolidated subsidiaries adopted a new accounting standard for employees' retirement benefits, under which liabilities for retirement benefits are stated based on actuarially estimated retirement benefit obligations, considering the estimated fair value of plan assets at each balance sheet date. Certain consolidated subsidiaries apply a simplified method, under which retirement benefit obligations are recorded based on the amount required if all employees terminated their employment as of the balance sheet date. Certain domestic consolidated subsidiaries maintain a portion of a National Welfare Pension Plan sponsored by the Japanese government, the related liabilities for which are included in liabilities for employees' retirement benefits.

Prior to April 1, 2000, the annual provision for employees' retirement benefits was calculated to state the liability at 70% of the amount that would be required if all employees voluntarily (beginning April 1, 1997, partially involuntarily) terminated their services with JT at each balance sheet date. The remaining 30% of the retirement benefits was to be covered by the Pension Plan, which was implemented in 1990. The pension cost for the Pension Plan, including prior service cost, was charged to expenses as contributions were made. In addition, unrecognized prior service costs of JT's Pension Plan as of March 31, 1999, which represent the difference between the pension liability measured by using a 3.5% discount rate and the fair value of the plan assets were amortized over three years on the declining-balance method effective April 1, 1998. The annual provisions for employees' retirement benefits of most domestic consolidated subsidiaries were calculated to state the liability at the amount that would be required if all employees voluntarily terminated their services with such companies at each balance sheet date.

The transitional obligation of ¥19,501 million, determined as of April 1, 2000, was principally amortized over three years and the annual amortization was included in "Other—net" of "Other income (expenses)" in the consolidated statements of income. As a result, net periodic retirement benefit costs, as compared with the previous method, increased by ¥945 million, and income before income taxes and minority interest decreased by ¥1,287 million for the year ended March 31, 2001.

Liabilities for retirement benefits to directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at each balance sheet date.

j) Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to have transferred ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

k) Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the financial statements for the year upon shareholders' approval.

l) Foreign Currency Transactions

Effective April 1, 2000, JT and its domestic subsidiaries adopted a revised accounting standard for foreign currency transactions. In accordance with the revised standard, all short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at each balance sheet date. As a result of adopting the revised accounting standard for foreign currency transactions, income before income taxes and minority interest for the year ended March 31, 2001 decreased by ¥163 million, as compared to the previous method.

Prior to April 1, 2000, foreign currency-denominated short-term receivables and payables of JT and its domestic subsidiaries were translated into Japanese yen at the current exchange rates prevailing at each balance sheet date. Foreign currency-denominated long-term receivables and payables of JT and its domestic subsidiaries were translated into Japanese yen at historical rates.

The foreign exchange gains and losses from translation are recognized in the consolidated statements of income to the extent that hedging derivative financial instruments for foreign currency transactions do not qualify for hedge accounting (see *m) Derivatives*).

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the rates of exchange in effect at each subsidiary's respective fiscal year end, except for shareholders' equity, which is translated at the historical rate.

Differences arising from such translation are presented as "Foreign currency translation adjustments" in a separate component of shareholders' equity. As described below in *"p) Accounting Change, 1. Change in accounting policies"* effective April 1, 2002, the Company changed its accounting policy for translation of revenue and expense accounts of consolidated foreign subsidiaries. Revenue and expense accounts of consolidated foreign subsidiaries are now translated into Japanese yen at the average rate of exchange in effect during each subsidiary's respective fiscal year.

m) Derivatives

Effective April 1, 2000, JT and its domestic subsidiaries adopted a new accounting standard for derivative financial instruments and a revised accounting standard for foreign currency transactions. These standards require that a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income and b) for derivatives which qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until the corresponding hedged item is recognized in earnings.

Prior to April 1, 2000, the exchange gains and losses arising from foreign exchange forward contracts and swap agreements were deferred and charged to income ratably over the term of the contract period.

In accordance with the above-described new accounting standards for derivatives, JT's trade payables denominated in foreign currencies hedged by foreign exchange forward contracts and the 6.75% U.S. dollar bonds due 2004 hedged by a foreign currency swap agreement qualify for hedge accounting and are translated at the foreign exchange rate stipulated in the contracts.

Interest rate swaps that qualify for hedge accounting and meet specific matching criteria are not remeasured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income.

As a result of adopting the new accounting standards for derivatives, income before income taxes and minority interest for the year ended March 31, 2001 decreased by ¥31 million, as compared to the previous method.

n) Foreign Consolidated Subsidiaries

JTISA and other foreign consolidated subsidiaries principally maintain their accounting records in conformity with accounting principles and practices generally accepted in the United States of America. The significant accounting policies, which are different from JT's policies, are as follows:

1. *Inventories*

   Inventories are generally stated at the lower of cost or market, cost being determined by the first-in, first-out method or the average cost.

2. *Property, plant and equipment*

   Depreciation of property, plant and equipment is generally computed using the straight-line method over the estimated useful lives of the respective assets.

3. *Goodwill and intangible assets*

   Prior to January 1, 2002, goodwill and trademarks acquired through the acquisition of the non-U.S. tobacco operations of RJR Nabisco and recorded at JT International had been amortized using the straight-line method over 40 years. Amortization of other intangible assets was generally computed using the straight-line method over the estimated useful lives of the assets.

   Under a new accounting standard (Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets"), effective from the subsidiary's fiscal year beginning on January 1, 2002, goodwill and other intangible assets, including certain trademarks, with indefinite useful lives are no longer subject to amortization but are required to be tested for impairment at least annually. Based on the transitional impairment tests performed upon the adoption of the new accounting standard, no impairment losses were recognized. Intangible assets with finite lives are amortized over their estimated useful lives, which are over 40 years (See "*p) Accounting Change, 2. The adoption of new accounting standards*").

4. *Retirement benefit pension plan*

   If the liability for retirement benefits already recognized is less than the unfunded accumulated benefit obligation, an additional minimum liability is recognized. The amount additionally recognized, to the extent that exceeds unrecognized prior service cost, net of any tax benefits, (minimum pension liability adjustments), is directly charged to retained earnings.

5. *Derivatives*

   All derivatives are used to hedge foreign exchange risk and are recognized as either assets or liabilities in the balance sheet and measured at fair value. Changes in the fair value of derivatives are recorded in current earnings for each fiscal year.

o) Per Share Information

The computation of net income per share is based on the weighted average number of shares of common stock outstanding during each year. The weighted average number of common shares used in the computation was 2,000,000 shares for each of the three years in the period ended March 31, 2003.

Cash dividends per share presented in the consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year. As described in "*p) Accounting Change, 2. Adoption of new accounting standards,*" effective April 1, 2002, the Company adopted the new accounting standard for per share information.

p) Accounting Change

1. *Change in accounting policies*

   Effective April 1, 2002, the Company changed its accounting policy for translating revenue and expense accounts of foreign consolidated subsidiaries into Japanese yen to present more appropriately the results of operations of foreign consolidated subsidiaries as the significance of the foreign consolidated subsidiaries continued to increase. Consequently, revenue and expense accounts of the foreign consolidated subsidiaries are now translated into Japanese yen at the average exchange rates during each subsidiary's respective fiscal year. Prior to April 1, 2002, they had been translated into Japanese yen at the rates of exchange in effect at each subsidiary's respective fiscal year end. As a result of this change, income before income taxes and minority interest for the year ended March 31, 2003, increased ¥968 million ($8 million), as compared to the previous method. The effects of this accounting change on segment information are disclosed in *Note 16, "Segment Information."*

2. *The adoption of new accounting standards*

   Treasury Stock and Reversal of Legal Reserve—In February 2002, the Accounting Standards Board of Japan ("ASBJ") issued Accounting Standard No. 1, "Accounting Standard for Treasury Stock and Reversal of Legal Reserve." The Company adopted this new standard effective April 1, 2002. This new standard had no effect on net income of the Company for the year ended March 31, 2003.

Per Share Information—In September 2002, ASBJ issued Accounting Standard No. 2, "Accounting Standard for Earnings per Share" and Accounting Standard Implementation Guidance No. 4, "Implementation Guidance on Financial Accounting Standard for Earnings per Share." The Company adopted both of these effective April 1, 2002. The effects of the new standard and implementation guidance on net income per share of the Company for the year ended March 31, 2003, were not material.

Accounting for Goodwill Recognized by Foreign Consolidated Subsidiaries—Prior to January 1, 2002, goodwill acquired through the acquisition of the non U.S. tobacco operations of RJR Nabisco had been amortized using the straight-line method over 40 years. In June 2001, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which was effective from JT International's fiscal year beginning on January 1, 2002. Under SFAS No. 142, the goodwill is no longer subject to amortization but is required to be tested for impairment at least annually. Based on the transitional impairment tests performed upon the adoption of SFAS No. 142, no impairment losses were recognized. As a result of adopting this new accounting standard, income before income taxes and minority interest for the year ended March 31, 2003, increased by ¥10,454 million ($87 million), as compared to the previous method.

4. Short-term Investments and Investment Securities

Short-term investments and investment securities at March 31, 2002 and 2003 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Short-term investments:			
Time deposits	¥ 1,367	¥ 1,048	$ 9
Government and corporate bonds	10,320	18,981	158
Trust fund investments and other	4,527	874	7
Total	¥16,214	¥20,903	$174
Investment securities:			
Equity securities	¥57,678	¥45,781	$381
Government and corporate bonds	22,324	12,347	103
Trust fund investments and other	17,891	5,701	47
Total	¥97,893	¥63,829	$531

Information regarding marketable available-for-sale securities at March 31, 2002 and 2003 was as follows:

	Millions of yen			
	2002			
	Cost	Unrealized gain	Unrealized loss	Fair value
Equity securities	¥ 47,226	¥11,125	¥4,014	¥ 54,337
Government and corporate bonds	32,211	437	267	32,381
Trust fund investments and other	22,259	10	4,902	17,367
Total	¥101,696	¥11,572	¥9,183	¥104,085

	Millions of yen			
	2003			
	Cost	Unrealized gain	Unrealized loss	Fair value
Equity securities	¥36,141	¥7,333	¥1,805	¥41,669
Government and corporate bonds	18,714	373	3	19,084
Trust fund investments and other	6,714	12	1,160	5,566
Total	¥61,569	¥7,718	¥2,968	¥66,319

	Millions of U.S. dollars			
	2003			
	Cost	Unrealized gain	Unrealized loss	Fair value
Equity securities	$301	$61	$15	$347
Government and corporate bonds	156	3	0	159
Trust fund investments and other	55	0	9	46
Total	$512	$64	$24	$552

The carrying amounts of non-marketable available-for-sale securities at March 31, 2002 and 2003 were as follows:

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Equity securities	¥3,341	¥ 4,112	$ 34
Government and corporate bonds	253	12,244	102
Trust fund investments and other	5,051	1,009	8
Total	¥8,655	¥17,365	$144

Proceeds from sales of available-for-sale securities and related gross realized gains and losses on those sales, computed on the moving average cost basis for the years ended March 31, 2001, 2002 and 2003 were as follows:

	Millions of yen			Millions of U.S. dollars
	2001	2002	2003	2003
Proceeds from sales	¥30,884	¥5,891	¥11,970	$100
Gross realized gains	¥ 3,963	¥ 337	¥ 769	$ 6
Gross realized losses	(227)	(95)	(5,290)	(44)
Net realized gain (loss)	¥ 3,736	¥ 242	¥(4,521)	$ (38)

The amounts of securities classified as available-for-sale at March 31, 2003, based on their contractual maturity dates, were as follows:

	Millions of yen	Millions of U.S. dollars
Due within one year	¥19,869	$165
Due after one year through five years	15,640	130
Due after five years through ten years	1,903	16
Due after ten years	102	1
Total	¥37,514	$312

5. Inventories

Inventories at March 31, 2002 and 2003 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Leaf tobacco	¥380,298	¥354,400	$2,949
Finished products	57,118	52,297	435
Other	86,749	85,480	711
Total	¥524,165	¥492,177	$4,095

JT leaf tobacco inventory in excess of the minimum amount necessary for future production is subject to annual devaluation. The net effect of the change in the devaluation was credited to cost of sales as follows:

	Millions of yen			Millions of U.S. dollars
	2001	2002	2003	2003
Net effect of the change in devaluation credit	¥4,148	¥1,999	¥718	$6

6. Short-term Bank Loans and Long-term Debt

Short-term bank loans as of March 31, 2002 and 2003 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Yen loans with interest rates of 0.41% to 1.81% at March 31, 2002 and of 0.45% to 1.81% at March 31, 2003	¥ 7,786	¥ 7,141	$ 60
Foreign currency loans with interest rates of 2.53% to 8.6% at March 31, 2002 and of 0.9% to 6.6% at March 31, 2003	24,735	13,382	111
Total	¥32,521	¥20,523	$171

Long-term debt at March 31, 2002 and 2003 comprised the following:

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
1.98% yen bonds, due 2009	¥150,000	¥150,000	$1,248
6.75% U.S. dollar bonds, due 2004	122,000	122,000	1,015
Secured yen bonds of a subsidiary, due 2003 with 3.0%	500	500	4
Long-term bank loans due through 2016	206,717	131,476	1,094
Total	479,217	403,976	3,361
Less current portion	(79,672)	(55,910)	(465)
Long-term debt, less current portion	¥399,545	¥348,066	$2,896

JT has entered into currency swap agreements to fix Japanese yen cash flows on principal and interest payments of 6.75% U.S. dollar bonds due in 2004, under which JT pays 1.546% Japanese yen interest in exchange for 6.75% U.S. dollar interest. JT and certain domestic consolidated subsidiaries have also entered into interest rate swap agreements to fix variable rate interest payments of Japanese yen loans. The effective interest rates for yen denominated long-term loans outstanding at March 31, 2002 and 2003, after giving effect to such swap agreements, were 0.68% to 5.55% and 0.43% to 5.50%, respectively. Annual interest rates applicable to long-term loans denominated in foreign currencies outstanding at March 31, 2002 and 2003 ranged from 2.43% to 7.55% and 1.00% to 8.60%, respectively.

Annual maturities of long-term debt at March 31, 2003 were as follows:

Years Ending March 31,	Millions of yen	Millions of U.S. dollars
2004	¥ 55,910	$ 465
2005	146,952	1,223
2006	19,815	165
2007	18,263	152
2008	10,474	87
2009 and thereafter	152,562	1,269
Total	¥403,976	$3,361

Under the JT Law, obligations created by the bonds issued by JT (all bonds listed above except for secured yen bonds of a subsidiary) are secured by a statutory preferential right over the property of JT. This right entitles the holders thereof to claim satisfaction in preference to unsecured creditors (with the exception of national and local taxes and certain other statutory obligations).

Substantially all of the short-term bank loans and long-term debt are unsecured. Secured loans and debt of certain consolidated subsidiaries at March 31, 2003 were as follows:

	Millions of yen	Millions of U.S. dollars
Long-term bank loans	¥2,498	$21
Others, principally short-term bank loans and bonds	1,533	13
Total	¥4,031	$34

The carrying amounts of assets pledged as collateral for the above secured loans and debt at March 31, 2003 were as follows:

	Millions of yen	Millions of U.S. dollars
Machinery, equipment and vehicles	¥3,264	$27
Others	1,616	14
Total	¥4,880	$41

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or other debt payable to the banks. JT has never been requested to provide additional collateral.

7. Income Taxes

JT and its domestic consolidated subsidiaries are subject to Japanese corporate tax, inhabitants tax and enterprise tax based on income which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 41.75% for the years ended March 31, 2001, 2002 and 2003. Foreign consolidated subsidiaries are subject to income taxes of the countries in which they operate.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2002 and 2003 were as follows:

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Deferred tax assets:			
Liabilities for employees' retirement benefits	¥ 72,651	¥ 74,375	$ 619
Net operating loss carryforwards	19,194	21,125	175
Other	58,194	52,899	440
Less valuation allowance	(22,594)	(22,159)	(184)
Total	127,445	126,240	1,050
Deferred tax liabilities:			
Deferred gain on sales of fixed assets for income tax purposes	31,353	35,530	295
Basis differences in assets acquired and liabilities assumed upon acquisition	46,071	40,263	335
Other	16,128	14,898	124
Total	93,552	90,691	754
Net deferred tax assets	¥ 33,893	¥ 35,549	$ 296

Net deferred tax assets at March 31, 2002 and 2003 were reflected on the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Other current assets	¥17,960	¥19,977	$166
Deferred tax assets	71,034	64,524	537
Other current liabilities	(107)	(42)	(0)
Deferred tax liabilities	(54,994)	(48,910)	(407)
Net deferred tax assets	¥33,893	¥35,549	$296

A reconciliation between the normal effective statutory tax rates for the years ended March 31, 2001 and 2002 and the actual effective tax rates reflected in the accompanying consolidated statements of income was as follows:

	2001	2002
Normal effective statutory tax rate	41.75%	41.75%
Amortization of goodwill not tax-deductible	8.55	9.75
Tax benefits not recognized on operating losses of subsidiaries	5.61	4.54
Other—net	3.09	1.70
Actual effective tax rate	59.00%	57.74%

As the difference between the normal effective statutory tax rate (41.75%) and the actual effective tax rate (43.38%) for the year ended March 31, 2003 was less than 5% of the normal effective statutory tax rate (2.09%), no reconciliation is required.

The Law to Amend a Part of Local Tax Laws (the "Laws") was promulgated on March 31, 2003, which reduced enterprise tax rates along with the introduction of non-income based taxes. The Laws are to be applied to fiscal years beginning on or after April 1, 2004. In connection with this, deferred tax assets and liabilities which will be realized or settled after April 1, 2004 were adjusted for the effect of the change in tax rates. As a result of the adjustments, deferred tax assets and liabilities were decreased by ¥3,289 million ($27 million) and ¥1,465 million ($12 million), respectively as of March 31, 2003.

8. Tobacco Excise Taxes

JT is subject to national and local tobacco excise taxes (per unit tax) on its tobacco products sold in the domestic market. JT's five domestic distribution service subsidiaries are also subject to the local tobacco excise tax (per unit tax) on their wholesale of foreign brand tobacco products purchased from foreign tobacco manufacturers through importers, while the national tobacco excise tax is paid and charged to these subsidiaries by importers. At March 31, 2003, subject to a few minor exceptions, the national tobacco excise tax, the local tobacco excise tax and the national tobacco special excise tax on cigarettes are ¥2,716 per thousand units, ¥3,536 per thousand units and ¥820 per thousand units, respectively, for a total tobacco excise tax of ¥7,072 per thousand units. Foreign subsidiaries are also subject to excise taxes on cigarettes sold in their domiciles. The aggregate amount of such tobacco excise taxes included in cost of sales for the years ended March 31, 2001, 2002 and 2003 were ¥2,505,029 million, ¥2,502,205 million and ¥2,484,727 million ($20,672 million), respectively, including national tobacco excise taxes paid by importers of ¥283,249 million, ¥285,928 million and ¥290,788 million ($2,419 million), respectively.

9. Liabilities for Retirement Benefits

JT and most of its domestic subsidiaries have unfunded severance indemnities plans and/or trusteed non-contributory defined benefit pension plans covering substantially all of their employees. The plans provide benefits based upon the rate of pay at the time of termination, years of service and certain other factors. Such retirement benefits are made in the form of a lump-sum severance payment from JT or from certain consolidated subsidiaries and a lump-sum payment or annuity payments from a trustee. Under the plans, employees are entitled to receive larger payments in certain circumstances such as involuntary termination, retirement at the mandatory retirement age, voluntary termination at certain specific ages prior to the mandatory retirement age or death.

During the year ended March 31, 2002, JT and certain domestic subsidiaries sponsored a voluntary early retirement program for full-time white-collar employees whereby the applicants were entitled to an additional retirement benefit. The additional retirement benefit, together with the unrecognized actuarial net loss and unrecognized prior services cost attributable to the applicants, in the amount of ¥31,380 million was charged to income as other expenses for the year ended March 31, 2002. JT also made an amendment to the unfunded severance indemnities plan which resulted in additional unrecognized prior service cost.

JT ceased operations of three domestic cigarette manufacturing factories on March 31, 2003 and certain domestic subsidiaries sponsored a voluntary early retirement program.The additional retirement benefits resulting from these restructurings in the amount of ¥5,580 million ($46 million) was charged to income as other expenses and recorded as other accounts payable for the year ended March 31, 2003.

Foreign subsidiaries principally sponsor non-contributory defined benefit pension plans covering most of their employees. Plans covering regular full-time employees provide pension benefits based on credits, determined by age, years of service and final average compensation before retirement.

The liabilities for employees' retirement benefits at March 31, 2002 and 2003 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Projected benefit obligations	¥(448,347)	¥(450,862)	$(3,751)
Fair value of plan assets	150,209	141,891	1,181
Funded status	(298,138)	(308,971)	(2,570)
Unrecognized transitional obligation	6,042	—	—
Unrecognized actuarial net loss	51,382	66,976	557
Unrecognized prior service cost	19,157	17,478	145
Net amount recognized	(221,557)	(224,517)	(1,868)
Minimum pension liability adjustments	(3,215)	(5,220)	(43)
Prepaid pension cost	(189)	(608)	(5)
Liabilities for employees' retirement benefits	¥(224,961)	¥(230,345)	$(1,916)

The components of net periodic retirement benefit cost for the years ended March 31, 2001, 2002 and 2003 were as follows:

	Millions of yen			Millions of U.S. dollars
	2001	2002	2003	2003
Service cost	¥16,842	¥17,804	¥18,673	$155
Interest cost	14,611	15,655	13,034	108
Expected return on plan assets	(6,275)	(6,681)	(4,813)	(40)
Amortization of transitional obligation	7,702	6,176	6,042	50
Recognized actuarial (gain) loss	(35)	2,171	5,006	42
Amortization of prior service cost	—	4,209	2,101	18
Net periodic retirement benefit cost	¥32,845	¥39,334	¥40,043	$333

Significant assumptions primarily used for the years ended March 31, 2001, 2002 and 2003 were set forth as follows:

	2001	2002	2003
Discount rate	3.5%	2.5%	2.5%
Expected rate of return on plan assets	4.0	4.0	2.0

The amortization period for the transitional obligation, calculated upon the initial application of the new accounting standard for employees' retirement benefits is principally three years. Actuarial gains or losses that result from changes in plan experience and actuarial assumptions are principally amortized over ten years. The amortization period for the prior service cost that resulted from retroactive application of a plan amendment is principally ten years. The retirement benefit attributable to each year is calculated by assigning the same amount of pension benefits to each year of service.

Certain domestic consolidated subsidiaries participate in multi-employer contributory pension plans, the required contributions to which are recognized as net pension cost for the year. Plan assets allocated based on amounts contributed as of March 31, 2002 and 2003 were ¥3,857 million and ¥3,715 million ($31 million), respectively.

Certain foreign consolidated subsidiaries also provide certain health and life insurance benefits for retired employees and their dependents.

The retirement benefits paid to directors and corporate auditors are subject to approval by resolution at the shareholders meeting. The Company's liabilities for retirement benefits for directors and corporate auditors as of March 31, 2002 and 2003 were ¥1,286 million and ¥1,294 million ($11 million), respectively.

10. Japan Tobacco Inc. Mutual Assistance Insurance Association

Employees of JT and its predecessor, Japan Tobacco and Salt Public Corporation, as members of the Japan Tobacco Inc. Mutual Assistance Insurance Association (the "JT Mutual Assistance Association"), established in 1956, were entitled to receive benefits under the defined benefit pension plan in accordance with the Public Official Mutual Assistance Association Law.

In accordance with a law passed by the Diet in June 1996, the JT Mutual Assistance Association and two other mutual assistance associations merged with the National Welfare Pension Plan sponsored by the Japanese government. Pursuant to the law, JT, as the employer of the beneficiaries of the JT Mutual Assistance Association, was required to contribute cash to the association to fund

¥57,164 million of benefit obligations at the time of the merger, excluding the benefit obligations for the services rendered up to July 1, 1956, which are required to be separately funded by JT on an annuity payment-basis (see *Note 18, Subsequent Event*). JT amortized the expenses equally over a five-year period ending with the year ended March 31, 2001. As such, ¥11,433 million was charged to "Selling, general and administrative expenses" for the year ended March 31, 2001.

11. Shareholders' Equity

Japanese companies are subject to the Code, to which certain amendments became effective from October 1, 2001.

Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated, resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by a resolution of the shareholders' meeting, and may be available for dividends. JT's legal reserve amount, which is included in retained earnings, totals ¥18,776 million and ¥18,776 million ($156 million) as of March 31, 2002 and 2003, respectively. Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors. The issuance of such shares generally does not give rise to changes within shareholders' equity

Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥50,000. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions and allows a company to repurchase its own stock, if approved by a resolution of the shareholders at the general shareholders' meeting, until the subsequent general shareholders' meeting and to dispose of such treasury stock by a resolution of the Board of Directors after March 31, 2002. The amount of treasury stock acquired cannot exceed the amount available for future dividend plus amount of stated capital, additional paid-in capital and legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by a resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by a resolution of the shareholders' meeting.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon a resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Code, the amount available for dividends is based on retained earnings as recorded on JT's books. At March 31, 2003, the amount of retained earnings recorded on JT's books was ¥777,009 million ($6,464 million) which was available for future dividends subject to the approval of the shareholders and legal reserve requirements as well as the JT Law.

The Special Taxation Measures Law in Japan permits companies to take as tax deductions certain reserves if provided through an appropriation of retained earnings. Under Japanese tax laws, these reserves must be reversed to income in future years. The deferred gain on sales of fixed assets included in "Retained earnings" provided under the Special Taxation Measures Law at March 31, 2002 and 2003 were ¥43,674 million and ¥54,338 million ($452 million), respectively.

12. Research and Development Costs and Advertising Costs

Research and development costs charged to expense as incurred for the years ended March 31, 2001, 2002 and 2003 were ¥47,083 million, ¥52,702 million and ¥44,512 million ($370 million), respectively.

Advertising costs are charged to expenses as incurred and totaled ¥210,834 million, ¥195,497 million and ¥177,810 million ($1,479 million) for the years ended March 31, 2001, 2002 and 2003, respectively.

13. Lease Transactions

The Company, as a lessee, leases certain structures, vehicles, vending machines and other assets. Total rental expenses under the above leases for the years ended March 31, 2001, 2002 and 2003 were ¥4,793 million, ¥5,483 million and ¥5,581 million ($46 million), respectively.

Pro forma information of leased property, such as acquisition cost, accumulated depreciation and obligations under finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis at March 31, 2002 and 2003 was as follows:

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Acquisition cost:			
Machinery, equipment and vehicles	¥ 5,677	¥ 6,136	$ 51
Tools	20,827	20,112	167
Total acquisition cost	26,504	26,248	218
Accumulated depreciation	13,051	13,313	111
Net leased property	¥13,453	¥12,935	$107

The above acquisition cost includes related interest expenses.

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Obligations under finance leases:			
Due within one year	¥ 4,973	¥ 4,953	$ 41
Due after one year	8,480	7,982	66
Total	¥13,453	¥12,935	$107

The above obligations under finance leases include related interest expenses.

*Pro forma depreciation expenses for the years ended March 31, 2001, 2002 and 2003, which have not been reflected in the accom-*panying consolidated statements of income, computed by the straight-line method, were ¥4,793 million, ¥5,483 million and ¥5,581 million ($46 million), respectively.

The Company, as a lessor, leases certain computer equipment and other assets. Total lease revenue under the above leases for the years ended March 31, 2001, 2002 and 2003 was ¥1,589 million, ¥1,175 million and ¥1,001 million ($8 million), respectively.

Information of leased property included in the accompanying financial statements, such as acquisition cost, accumulated depreciation and claims under finance leases that do not transfer ownership of the leased property to the lessee, at March 31, 2002 and 2003 was as follows:

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Acquisition cost:			
Machinery, equipment and vehicles	¥1,042	¥1,604	$13
Tools	3,942	1,765	15
Total acquisition cost	4,984	3,369	28
Accumulated depreciation	3,440	2,393	20
Net leased property	¥1,544	¥ 976	$ 8

	Millions of yen		Millions of U.S. dollars
	2002	2003	2003
Claims under finance leases:			
Due within one year	¥ 956	¥ 534	$ 5
Due after one year	822	632	5
Total	¥1,778	¥1,166	$10

The above claims under finance leases include related interest income.

Depreciation expenses for the years ended March 31, 2001, 2002 and 2003 which have been reflected in the accompanying consolidated statements of income were ¥1,376 million, ¥1,044 million and ¥804 million ($7 million), respectively.

14. Commitments and Contingencies

JT has been manufacturing and selling *Marlboro* brand cigarettes in Japan under a license arrangement from Philip Morris Products S.A since 1973. The arrangement has been renewed several times and the current arrangement expires in April 2005 unless renewed by mutual agreement of the parties.

The Tobacco Business Law and related regulations govern JT's domestic leaf tobacco procurement. The Tobacco Business Law requires JT to enter into advance purchase contracts annually with each domestic tobacco grower who intends to cultivate leaf tobacco for sale to JT. These contracts specify the total cultivation area for each variety of leaf tobacco and the prices of leaf tobacco by variety and grade. JT is obliged to purchase all leaf tobacco produced pursuant to these contracts which is suitable for the manufacture of tobacco products.

Before conclusion of the contracts, JT is required to consult with the Leaf Tobacco Deliberative Council *(Hatabako shingi kai)*, a deliberative body organized under the Tobacco Business Law to provide their opinion to JT as to the aggregate cultivation area for each variety of leaf tobacco and the prices for leaf tobacco by variety and grade. JT is legally required to respect the opinion of the council. The council is charged with examining and deliberating important matters relating to the production and purchase of domestically produced leaf tobacco. The council consists of members appointed by JT with the approval of the Minister of Finance from among representatives of domestic leaf tobacco growers and various academic appointees. The council is obliged to provide its opinion as to the appropriate prices of leaf tobacco based on the level which would allow continued domestic production of leaf tobacco, by taking into account economic conditions such as production costs and commodity prices.

Domestic tobacco growers typically entrust the Japan Tobacco Growers Association *(Zenkoku tabako kosaku kumiai chuo kai)* with negotiation of the fundamental terms of their contracts with JT, including the purchase price of tobacco. JT enters into a common agreement with the association regarding fundamental contractual terms. The common agreement also includes disaster relief provisions which require JT to pay money to domestic tobacco growers whose tobacco plants or crops suffer from natural disasters. Pursuant to these provisions and based on the degree of damages, JT pays a maximum of 50% of the figure calculated by multiplying each cultivator's agreed cultivation area for the disaster year by their average procurement price per acreage for the previous years.

At March 31, 2003, the Company was contingently liable for guarantees of loans provided to unconsolidated subsidiaries and associated companies in the amount of ¥4,530 million ($38 million).

In November 2000, the European Union (the "EU") brought a lawsuit against JT in the United States claiming that JT had conspired with other major tobacco companies to smuggle tobacco products and thus caused reduced tax revenues and harmed other EU economic interests. The federal district court dismissed this case in July 2001. In January 2002, the EU and its ten member states brought before the same court another lawsuit against JT alleging similar claims. Although the court dismissed the case, the plaintiffs have subsequently appealed the case.

Canadian government brought a lawsuit in the United States against JTI-Macdonald, Inc., JT's operating subsidiary in Canada, alleging that it avoided the imposition of certain excise and retail taxes and duty payments by illegally importing into Canada tobacco products originally embarked for export from Canada. In November 2002, U.S. Supreme Court dismissed this case on the basis that U.S. courts are not to be used by foreign governments to collect tax revenues.

In July 2001, the EU issued Directive 2001/37, which includes provisions to prohibit the use of terms such as "mild" in relation to tobacco products. In order to assert our right to use the *Mild Seven* trademark in the EU, JT launched a set of legal challenges against the Directive. In the case which JT requested annulment of Article 7 of EU Directive 2001/37, the Court of First Instance of the EU dismissed the case without going into the substance of JT's particular case in September 2002. In a similar case which JT joined in UK, the European Court of Justice, which was requested by UK court to rule on validity of EU Directive 2001/37, issued a judgement stating that it should be valid, in December 2002.

15. Other Expenses

"Other—net" included in other income (expenses) for the years ended March 31, 2001, 2002 and 2003 consisted of the following:

	Millions of yen			Millions of U.S. dollars
	2001	2002	2003	2003
Financial support for domestic tobacco growers (See Note 14)	¥ (1,387)	¥ (897)	¥ (714)	$ (6)
Foreign exchange gain (loss)—net	926	64	(6,701)	(56)
Amortization of transitional obligation of employees' retirement benefits (See Note 9)	(7,702)	(6,176)	(6,042)	(50)
Write-down of investment securities	(4,212)	(12,887)	(11,108)	(92)
Gain (loss) on sales of investment securities—net	3,736	242	(4,521)	(38)
Provision for the employees' early retirement program (See Note 9)	—	(31,380)	—	—
Business restructuring costs	—	(13,419)	(11,414)	(95)
Loss on discontinued businesses	—	(1,550)	(1,814)	(15)
Compensation for contract cancellation	—	(5,000)	—	—
Others—net	(9,423)	(6,750)	(2,307)	(19)
Total	¥(18,062)	¥(77,753)	¥(44,621)	$(371)

16. Segment Information

The Company's business is divided into the tobacco, pharmaceuticals, foods and other industry segments. The tobacco segment consists of the manufacture and sale of tobacco products, primarily cigarettes, in Japan and overseas. The pharmaceutical segment is concerned with the development, manufacture and sale of prescription drugs. The foods segment involves the manufacture and sale of beverages and processed foods. Other segments include the real estate business, agribusiness, engineering business and other operations.

Information about operations by industry, by geographic area and sales to foreign customers is required to be disclosed under the Securities Law on consolidated financial statements.

(1) Industry Segments

Information about the industry segments of the Company for the years ended March 31, 2001, 2002 and 2003 was as follows:

	Millions of yen						
	2001						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥4,140,270	¥ 66,414	¥210,332	¥ 84,685	¥4,501,701	¥ —	¥4,501,701
Intersegment sales	6,755	1,353	398	51,215	59,721	(59,721)	—
Total sales	4,147,025	67,767	210,730	135,900	4,561,422	(59,721)	4,501,701
Operating expenses	3,981,102	80,594	228,092	132,472	4,422,260	(60,524)	4,361,736
Operating income (loss)	¥ 165,923	¥(12,827)	¥(17,362)	¥ 3,428	¥ 139,162	¥ 803	¥ 139,965
Assets, depreciation and amortization and capital expenditures:							
Assets	¥2,452,741	¥129,959	¥133,878	¥198,117	¥2,914,695	¥273,535	¥3,188,230
Depreciation and amortization other than goodwill	120,714	5,079	7,672	16,293	149,758	656	150,414
Amortization of goodwill	9,681	4,643	7,030	312	21,666	—	21,666
Capital expenditures	77,304	3,659	4,229	29,249	114,441	429	114,870

	Millions of yen						
	2002						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥4,178,034	¥ 61,868	¥221,197	¥ 83,076	¥4,544,175	¥ —	¥4,544,175
Intersegment sales	6,478	49	1,087	44,672	52,286	(52,286)	—
Total sales	4,184,512	61,917	222,284	127,748	4,596,461	(52,286)	4,544,175
Operating expenses	3,992,398	80,902	234,144	125,951	4,433,395	(53,025)	4,380,370
Operating income (loss)	¥ 192,114	¥ (18,985)	¥ (11,860)	¥ 1,797	¥ 163,066	¥ 739	¥ 163,805
Assets, depreciation and amortization and capital expenditures:							
Assets	¥2,309,599	¥125,209	¥133,244	¥190,130	¥2,758,182	¥304,895	¥3,063,077
Depreciation and amortization other than goodwill	117,566	5,823	8,242	17,411	149,042	(946)	148,096
Amortization of goodwill	11,289	4,643	5,877	409	22,218	—	22,218
Capital expenditures	70,086	2,276	6,936	18,186	97,484	(957)	96,527

	Millions of yen						
	2003						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥4,134,466	¥ 53,927	¥232,404	¥ 71,467	¥4,492,264	¥ —	¥4,492,264
Intersegment sales	6,575	—	857	36,920	44,352	(44,352)	—
Total sales	4,141,041	53,927	233,261	108,387	4,536,616	(44,352)	4,492,264
Operating expenses	3,927,699	67,782	246,429	107,455	4,349,365	(46,064)	4,303,301
Operating income (loss)	¥ 213,342	¥ (13,855)	¥ (13,168)	¥ 932	¥ 187,251	¥ 1,712	¥ 188,963
Assets, depreciation and amortization and capital expenditures:							
Assets	¥2,153,081	¥114,726	¥135,317	¥236,525	¥2,639,649	¥318,016	¥2,957,665
Depreciation and amortization other than goodwill	108,504	4,102	6,168	18,705	137,479	(945)	136,534
Amortization of goodwill	(427)	4,643	7,546	37	11,799	—	11,799
Capital expenditures	60,975	1,161	7,275	38,803	108,214	965	109,179

	Millions of U.S. dollars						
	2003						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	$34,396	$ 449	$1,933	$ 595	$37,373	$ —	$37,373
Intersegment sales	55	—	7	307	369	(369)	—
Total sales..............	34,451	449	1,940	902	37,742	(369)	37,373
Operating expenses	32,676	564	2,050	894	36,184	(383)	35,801
Operating income (loss)........................	$ 1,775	$(115)	$ (110)	$ 8	$ 1,558	$ 14	$ 1,572
Assets, depreciation and amortization and capital expenditures:							
Assets........................	$17,912	$ 954	$1,126	$1,968	$21,960	$2,646	$24,606
Depreciation and amortization other than goodwill...........	903	34	51	156	1,144	(8)	1,136
Amortization of goodwill..................	(4)	39	63	0	98	—	98
Capital expenditures	507	10	61	322	900	8	908

Operating expenses represent the aggregate amount of the cost of sales and selling, general and administrative expenses. Capital expenditures include long-term prepaid expenses and expensed amounts of the long-term prepaid expenses are included in depreciation and amortization.

As described in *"Note 3. p) Accounting Change, 1) Change in accounting policies,"* effective April 1, 2002, the Company translates revenue and expense accounts of foreign consolidated subsidiaries into Japanese yen at the average exchange rates during each subsidiary's respective fiscal year. As a result of this change, sales to customers and operating income of the tobacco segment for the year ended March 31, 2003 increased by ¥29,160 million ($243 million) and ¥1,372 million ($11 million), respectively, as compared to the previous method. The effects of this accounting change on pharmaceuticals, foods, and others segments were minor.

(2) Geographical Segments

The geographical segments of the Company for the years ended March 31, 2001, 2002 and 2003 were summarized as follows:

	Millions of yen					
	2001					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers................................	¥3,930,624	¥320,929	¥250,148	¥4,501,701	¥ —	¥4,501,701
Intersegment sales................................	29,360	104,931	11,883	146,174	(146,174)	—
Total sales..	3,959,984	425,860	262,031	4,647,875	(146,174)	4,501,701
Operating expenses............................	3,816,574	458,159	234,353	4,509,086	(147,350)	4,361,736
Operating Income (loss)......................	¥ 143,410	¥ (32,299)	¥ 27,678	¥ 138,789	¥ 1,176	¥ 139,965
Assets..	¥2,090,012	¥676,819	¥143,205	¥2,910,036	¥278,194	¥3,188,230

	Millions of yen					
	2002					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥3,873,643	¥302,912	¥367,620	¥4,544,175	¥ —	¥4,544,175
Intersegment sales	39,885	128,783	25,138	193,806	(193,806)	—
Total sales	3,913,528	431,695	392,758	4,737,981	(193,806)	4,544,175
Operating expenses	3,759,033	476,214	339,739	4,574,986	(194,616)	4,380,370
Operating income (loss)	¥ 154,495	¥(44,519)	¥ 53,019	¥ 162,995	¥ 810	¥ 163,805
Assets	¥1,828,501	¥717,247	¥189,623	¥2,735,371	¥327,706	¥3,063,077

	Millions of yen					
	2003					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥3,794,323	¥316,992	¥380,949	¥4,492,264	¥ —	¥4,492,264
Intersegment sales	39,717	121,364	21,125	182,206	(182,206)	—
Total sales	3,834,040	438,356	402,074	4,674,470	(182,206)	4,492,264
Operating expenses	3,679,052	460,290	347,295	4,486,637	(183,336)	4,303,301
Operating income (loss)	¥ 154,988	¥(21,934)	¥ 54,779	¥ 187,833	¥ 1,130	¥ 188,963
Assets	¥1,745,501	¥681,909	¥167,770	¥2,595,180	¥362,485	¥2,957,665

	Millions of U.S. dollars					
	2003					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	$31,567	$2,637	$3,169	$37,373	$ —	$37,373
Intersegment sales	330	1,010	176	1,516	(1,516)	—
Total sales	31,897	3,647	3,345	38,889	(1,516)	37,373
Operating expenses	30,608	3,829	2,889	37,326	(1,525)	35,801
Operating income (loss)	$ 1,289	$ (182)	$ 456	$ 1,563	$ 9	$ 1,572
Assets	$14,522	$5,673	$1,396	$21,591	$3,015	$24,606

"Western Europe" mainly includes Switzerland, France and Germany and "Others" mainly include Canada, Russia and Malaysia.

Operating expenses represent the aggregate amount of the cost of sales and selling, general and administrative expenses.

As described in *"Note 3, p) Accounting Change, 1) Change in accounting policies"* effective April 1, 2002, the Company translates revenue and expense accounts of the foreign consolidated subsidiaries into Japanese yen at the average exchange rates during each subsidiary's respective fiscal year. As a result of this change, net sales to customers of the Western Europe and others segments for the year ended March 31, 2003, increased by ¥13,370 million ($111 million) and ¥15,648 million ($130 million), respectively, as compared to the previous method. Also, for the year ended March 31, 2003, operating loss of the Western Europe segment decreased by ¥936 million ($8 million) and operating income of the others segment increased by ¥2,278 million ($19 million). This accounting change had no effect on the Japan segment.

(3) Sales to Foreign Customers

Sales to foreign customers for the years ended March 31, 2001, 2002 and 2003 amounted to ¥584,915 million, ¥684,090 million and ¥708,085 million ($5,891 million), respectively.

17. Derivatives

JT and certain consolidated subsidiaries use derivative financial instruments ("derivatives"), including foreign currency forward contracts, currency swaps and currency options, to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. JT and certain consolidated subsidiaries also enter into interest rate swaps as a means of managing their interest rate exposure. Interest rate swaps effectively convert certain floating rate debts to a fixed rate basis.

Derivatives are subject to market risk and credit risk. Market risk is the exposure created by potential fluctuations in market conditions, including interest or foreign exchange rates. Credit risk is the possibility that a loss may result from a counterparty's failure to perform according to the terms and conditions of the contract.

JT and these consolidated subsidiaries do not hold or issue derivatives for trading purposes. The objective of using derivatives is to hedge the Company's exposure to variability in expected future cash flows associated with certain future interest receipts on variable-rate debt securities, certain interest payments on variable-rate borrowings and forecasted foreign currency-denominated transactions, such as payments for purchase of imported leaf tobacco. The effectiveness of the hedging instruments is assessed in accordance with the Risk Management Policy and Practice Manual for financial instruments of JT and these consolidated subsidiaries by comparing the accumulated amount of changes in hedging instruments with hedge items. Hedging instruments and hedged items are summarized as follows:

Hedging instruments	Hedged items
Foreign currency forward contracts	Forecasted foreign currency transactions
Currency options	Forecasted foreign currency transactions
Currency swaps	Foreign currency-denominated bonds
Interest rate swaps	Borrowings

Because the counterparties to such derivatives are limited to major international financial institutions, the Company does not anticipate any losses arising from credit risk.

The Company had the following derivatives contracts that do not qualify for hedge accounting and are outstanding at March 31, 2002 and 2003:

	Millions of yen			Millions of yen		
	2002			2003		
	Contract/ Notional Amount	Fair Value	Loss	Contract/ Notional Amount	Fair Value	Gain (Loss)
Foreign currency forward contracts:						
Buying	¥11,718	¥11,697	¥(21)	**¥ 6,613**	**¥ 6,942**	**¥ 329**
Selling	15,039	14,620	419	**26,178**	**26,783**	**(605)**
Currency option:						
Buying	9,924	233	233	**22,989**	**(189)**	**(189)**
Interest rate swap contract:						
Fixed rate payable and floating rate receivable	7,443	(29)	(29)	**—**	**—**	**—**
Total			¥602			**¥(465)**

	Millions of U.S. dollars		
	2003		
	Contract/ Notional amount	Fair value	Gain (loss)
Foreign currency forward contracts:			
Buying	$ 55	$ 58	$ 3
Selling	218	223	(5)
Currency option:			
Buying	191	(2)	(2)
Interest rate swap contract:			
Fixed rate payable and floating rate receivable	—	—	
Total			$(4)

The contract or notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Company's exposure to credit or market risks.

18. Subsequent Event

Pursuant to a resolution of the meeting of the Board of Directors held on May 7, 2003, the Company decided to change its accounting policy for certain obligations for annuity payments of the government-sponsored defined benefit pension plans. The Company's annuity-basis obligations which are subject to the accounting change relate to pension benefits to which beneficiaries are entitled for the services they rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law. This accounting change recognizes this liability as part of the Company's liability for retirement benefits in light of the actuarially determined computation methods prescribed under the Revised Accounting Standards for Independent Administrative Institution. This standard prescribes accounting for annuity obligations for government-sponsored pension plans and became effective on April 1, 2003. Prior to the change, annuity-basis contributions had been recorded as expenses when paid.

The aggregate impact of this accounting change is to fully recognize this liability as an extraordinary charge of approximately ¥185,000 million, as well as to decrease net income by approximately ¥102,000 million, net of tax effects, for the year ending March 31, 2004. This change in accounting will have no effect on the Company's cash flows for the year then ending and thereafter.

The following appropriations of retained earnings at March 31, 2003 were approved at the shareholders' meeting of JT held on June 25, 2003.

	Millions of yen	Millions of U.S. dollars
Year-end cash dividends, ¥6,000 ($50) per share	¥12,000	$100
Bonuses to directors and corporate auditors	118	1
Total	¥12,118	$101

At the general shareholders' meeting held on June 25, 2003, JT's shareholders approved JT's proposal of repurchase up to 100,000 shares of JT's common stock for up to an aggregate amount of ¥75 billion.

INDEPENDENT AUDITORS' REPORT

Tohmatsu & Co.
MS Shibaura Building
13-23, Shibaura 4-chome,
Minato-ku, Tokyo 108-8530, Japan

Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

To the Board of Directors of Japan Tobacco Inc.:

We have audited the accompanying consolidated balance sheets of Japan Tobacco Inc. and consolidated subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Japan Tobacco Inc. and consolidated subsidiaries as of March 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles and practices generally accepted in Japan.

As discussed in Note 3 to the consolidated financial statements, effective April 1, 2002, the Company changed its method of accounting for the translation into Japanese yen of the revenue and expense accounts of foreign consolidated subsidiaries.

As discussed in Note 3 to the consolidated financial statements, effective April 1, 2000, the consolidated financial statements have been prepared in accordance with new accounting standards for financial instruments, foreign currency transactions and employees' retirement benefits. Also, as discussed in Note 3 to the consolidated financial statements, effective from January 1, 2002, goodwill and other intangible assets of certain foreign consolidated subsidiary have been accounted for in accordance with new accounting standards.

As discussed in Note 18 to the consolidated financial statements, pursuant to a resolution of the meeting of the Board of Directors held on May 7, 2003, the Company changed its method of accounting for certain obligations for annuity payments of the government sponsored defined benefit pension plans, effective for the year ending March 31, 2004.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

Tokyo, Japan
June 25, 2003

DIRECTORS, CORPORATE AUDITORS, AND EXECUTIVE OFFICERS

(As of June 27, 2003)

Directors

CHAIRMAN OF THE BOARD AND REPRESENTATIVE DIRECTOR

Tadashi Ogawa

PRESIDENT AND CHIEF EXECUTIVE OFFICER AND REPRESENTATIVE DIRECTOR

Katsuhiko Honda

EXECUTIVE DEPUTY PRESIDENT AND REPRESENTATIVE DIRECTOR

Masakazu Kakei

EXECUTIVE DEPUTY PRESIDENTS AND DIRECTORS

Takao Hotta

Minoru Umeno

Kazuei Obata

EXECUTIVE VICE PRESIDENTS AND DIRECTORS

Tetsuji Kanamori

Takashi Kato

Corporate Auditors

STANDING CORPORATE AUDITORS

Yukihiro Noro

Hisashi Tanaka

CORPORATE AUDITORS

Masamichi Narita

Hiroyoshi Murayama

Executive Officers

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Katsuhiko Honda

EXECUTIVE DEPUTY PRESIDENTS

Masakazu Kakei

President, Tobacco Business and Assistant to CEO in Printing Business & Vending Machinery Business

Takao Hotta

Assistant to CEO in Finance, Corporate Communications and Real Estate Management

Minoru Umeno

Assistant to CEO in Compliance, General Administration & Corporate Regulatory Framework Project, Legal, Operational Review and Business Assurance

Kazuei Obata

Assistant to CEO in Planning, Human Resources and Agribusiness

EXECUTIVE VICE PRESIDENTS

Tetsuji Kanamori

President of Food Business and Head of Soft Drink Business

Tsumoru Miyamoto

Chief Scientific Officer, Pharmaceuticals Business

Mutsumi Makinoda

Domestic Leaf Tobacco General Division, Tobacco Business

Seigo Nishizawa

Manufacturing General Division, Tobacco Business

Yasumasa Matsunaga

Product Group, Tobacco Business

Shigeo Ishiguro

Head of Central Pharmaceutical Research Institute, Pharmaceuticals Business

Eiji Ito

Deputy President, Tobacco Business

Hideo Katsuura

Chief Communications Officer

Ichiro Kumakura

Research & Development General Division and Corporate, Scientific & Regulatory Affairs, Tobacco Business

SENIOR VICE PRESIDENTS

Takashi Kato

President, Pharmaceuticals Business

Ryuichi Shimomura

Legal Division

Katsubun Sato

Blending & Product Development General Division, Tobacco Business

Koji Nishihara

Sales Headquarters, Tobacco Business

Shiro Ohki

Clinical Research Department, Pharmaceuticals Business

Shinichi Totani

Finance Group

Masaaki Sumikawa

Real Estate Management, Agribusiness, Printing Business and Vending Machinery Business

Gisuke Shiozawa

Food Business Planning Division, Foods Business

Ryoichi Yamada

General Administration Division and Corporate Regulatory Framework Project

Kazuo Kobayashi

Foods Business Division, Foods Business

Mitsuomi Koizumi

Human Resources Group

SHAREHOLDER INFORMATION
(As of March 31, 2003)

COMMON STOCK

Authorized: 8,000,000
Issued: 2,000,000
Number of shareholders: 68,960

PRINCIPAL SHAREHOLDERS

Name	Number of Shares
The Minister of Finance	1,334,663
State Street Bank and Trust Company	50,992
Japan Trustee Services Bank, Ltd. (Trust Account)	40,070
Mizuho Bank, Ltd.	39,000
Government of Singapore Investment Corporation Pte Ltd.	32,013
The Master Trust Bank of Japan, Ltd.	28,027
JT Employee Shareholding Association	21,031
Boston Safe Deposit BSDT Treaty Clients Omnibus	12,697
The Mitsubishi Trust and Banking Corporation (Trust Account)	12,001
The Norinchukin Bank	12,000

COMPOSITION OF SHAREHOLDERS


Other institutions 1.12% (22,354)
Securities companies 0.41% (8,122)
Financial institutions 13.82% (276,437)
Foreign institutions and others 11.71% (234,208)
Individuals and others 6.21% (124,216)
Japanese government 66.73% (1,334,663)

TRANSFER AGENT

The Mitsubishi Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo

STOCK EXCHANGE LISTINGS

First Sections of Tokyo Stock Exchange,
Osaka Securities Exchange, and Nagoya Stock Exchange;
Fukuoka Stock Exchange; Sapporo Securities Exchange

For further information, please contact:
Media & Investor Relations Division,
Corporate Communications Group
Phone: (81) 3-5572-4227 Fax: (81) 3-5572-1441

CORPORATE DATA
(As of March 31, 2003)

HEAD OFFICE

2-1, Toranomon 2-chome,
Minato-ku, Tokyo 105-8422, Japan
Tel: (81) 3-3582-3111
Fax: (81) 3-5572-1441

DATE OF ESTABLISHMENT

April 1, 1985

PAID-IN CAPITAL

¥100 billion

NUMBER OF EMPLOYEES

14,172

DOMESTIC SALES OFFICES

Sapporo (Hokkaido)
Sendai (Miyagi)
Tokyo (Tokyo)
Nagoya (Aichi)
Osaka (Osaka)
Hiroshima (Hiroshima)
Takamatsu (Kagawa)
Fukuoka (Fukuoka)
23 other sales offices

DOMESTIC FACTORIES

Kita-Kanto (Tochigi)
Tokai (Shizuoka)
Kansai (Kyoto)
Kita-Kyushu (Fukuoka)
29 other factories

DOMESTIC LABORATORIES

Tobacco Science Research Laboratory (Kanagawa)
Central Pharmaceutical Research Institute (Osaka)
Two other laboratories

OVERSEAS SUBSIDIARIES

JT International S.A.
14, Chemin Rieu, CH-1211
Geneva 17, Switzerland
Tel: (41) 22-7030-777
Fax: (41) 22-7030-789

JT America Inc.
375 Park Avenue, Suite 1307,
New York, NY 10152, U.S.A.
Tel: (1) 212-319-8990
Fax: (1) 212-319-8993

JT (UK) Ltd.
Washington House, 40-41 Conduit Street,
London W1S 2YQ, U.K.
Tel: (44) 20-7534-1634
Fax: (44) 20-7534-1649

AKROS PHARMA INC.
302 Carnegie Center, Suite 300,
Princeton, NJ 08540, U.S.A.
Tel: (1) 609-919-9570
Fax: (1) 609-919-9575

JAPAN TOBACCO INC.

2-1, Toranomon 2-chome, Minato-ku,
Tokyo 105-8422, Japan
Tel: (81) 3-3582-3111
Fax: (81) 3-5572-1441

www.jti.co.jp

Printed in Japan on recycled paper

item 2

2003

Brief Statements of Consolidated Annual Financial Results and Forecast

JAPAN TOBACCO INC.

This document has been translated into English for convenience.
Please refer to the original Japanese version for the official information.

JT

May 8, 2003

BRIEF STATEMENTS OF CONSOLIDATED ANNUAL FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2003 AND FORECAST WITH RESPECT TO THE YEAR ENDING MARCH 31, 2004

NAME OF THE LISTED COMPANY:	Japan Tobacco Inc.
	(Code No. 2914)
REGISTERED HEAD OFFICE:	Tokyo
PRESIDENT AND REPRESENTATIVE DIRECTOR	Katsuhiko Honda
CONTACT:	Hideo Katsuura
	Corporate Communications Group Leader
	Telephone: (81) 3-3582-3111
	Facsimile : (81) 3-3582-1441
DATE OF BOARD MEETING REGARDING SETTLEMENT OF ACCOUNTS:	May 8, 2003
LISTED STOCK EXCHANGES:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo Stock Exchanges

1. RESULTS FOR THE FISCAL YEAR

April 1, 2002 to March 31, 2003
Amounts are rounded down to the nearest ¥1 million.

(1) FINANCIAL RESULTS

(Millions of yen unless otherwise indicated)

	Year ended March 31, 2002	Year ended March 31, 2003
Net Sales	¥ 4,544,174	¥ 4,492,263
Operating Income	163,805	188,963
Recurring Profit	156,679	173,231
Net Income	36,850	75,301
Net Income per Share (Yen)	18,425.17	37,586.21
Diluted Net Income per Share (Yen)	-	-
Return on Equity (%) (Net Income / Shareholders' Equity)	2.4	4.7
Return on Asset (%) (Recurring Profit / Total Assets)	5.0	5.8
Return on Sales (%) (Recurring Profit / Net Sales)	3.4	3.9

NOTES:

1. EQUITY IN EARNINGS (LOSS) OF ASSOCIATED COMPANIES

¥93 million for the year ended March 31, 2003
¥(32) million for the year ended March 31, 2002

2. AVERAGE OUTSTANDING SHARES FOR THE FISCAL YEARS

2,000,000 shares for the year ended March 31, 2003
2,000,000 shares for the year ended March 31, 2002

3. CHANGES IN ACCOUNTING POLICY

Translation of profits and losses of overseas subsidiaries.

(2) FINANCIAL CONDITIONS

(Millions of yen unless otherwise indicated)

	For the year ended March 31, 2002	For the year ended March 31, 2003
Total Assets	¥ 3,063,076	¥ 2,957,665
Shareholders' Equity	1,613,104	1,622,654
Ratio of Shareholders' Equity (%)	52.7	54.9
Shareholders' Equity per Share (Yen)	806,552.47	811,262.55

NOTE: OUTSTANDING SHARES AT THE END OF FISCAL YEARS

2,000,000 shares as of March 31, 2003
2,000,000 shares as of March 31, 2002

(3)

CASH FLOW RESULTS

	(Millions of yen) For the year ended March 31, 2002	2003
Cash Flows from Operating Activities	¥ 89,726	¥ 258,056
Cash Flows from Investing Activities	(40,472)	(74,876)
Cash Flows from Financing Activities	(124,837)	(111,967)
Cash and Cash Equivalents, End of Year	534,503	602,644

(4)

MATTERS RELATING TO THE SCOPE OF CONSOLIDATION AND APPLICATION OF THE EQUITY METHOD

Number of Consolidated Subsidiaries: 156

Number of Non-consolidated Subsidiaries accounted for by the equity method: 0

Number of Associated Companies accounted for by the equity method: 4

(5)

CHANGES IN THE SCOPE OF CONSOLIDATION AND APPLICATION OF THE EQUITY METHOD

(i) New Consolidated Companies: 5

(ii) Exclusion from Consolidation: 4

(iii) New Application of the Equity Method: 2

(iv) Exclusion from Application of the Equity Method: 1

2. FORECAST OF THE BUSINESS RESULTS FOR THE NEXT FISCAL YEAR

* Please refer to the Forward Looking Statements on page 12.

April 1, 2003 to March 31, 2004

	(Millions of yen) Year ending March 31, 2004
Net Sales	4,580,000
Recurring Profit	174,000
Net Loss	20,000

Additional Information:

Forecasted Annual Net Loss per Share: ¥ 10,000.00

1. SUMMARY OF JAPAN TOBACCO INC. AND ITS GROUP COMPANIES

The main business activities of Japan Tobacco Inc. (the "Company" or "JT"), its 156 consolidated subsidiaries and four affiliated companies accounted for by the equity method (collectively, the "Group"), and the relationship of each company to the Group's business activities are stated below.
The four categories identified below are the same categories used to present information by business segment as shown in the "Notes to Consolidated Financial Statements."

Tobacco

The tobacco business consists of the manufacture and sale of tobacco products.
In the domestic market, the Company manufactures and sells tobacco products, and five subsidiaries including Tokyo Tobacco Service Co., Ltd., distribute tobacco products and collect payments. Japan Filter Technology, Ltd., manufactures materials, and Tokai Plant Service Co., Ltd. and other subsidiaries carry out the maintenance of factories.
Uni Tobacco Service Co., Ltd. and five other subsidiaries including Tokyo Tobacco Service Co., Ltd. also import, sell and distribute tobacco products.
In the overseas tobacco business, JT International S.A., as the core company, controls the manufacture and sale of tobacco products.

The main subsidiaries and affiliated companies
Tokyo Tobacco Service Co., Ltd., Kansai Tobacco Service Co., Ltd., Chubu Tobacco Service Co., Ltd., Kyushu Tobacco Service Co., Ltd., Hokkaido Tobacco Service Co., Ltd., Uni Tobacco Service Co. Ltd., JT Logistics Co. Ltd., Japan Tobacco Imex Co., Ltd., Japan Filter Technology Ltd., Fuji Flavor Co., Ltd., JT Engineering Inc., Tokai Plant Service Co. Ltd., Yachiyo Sangyo, Inc., Kyushu Technical Service Co. Ltd., Plant Service Co., Ltd., Kanto Plant Service Co., Ltd., Tohoku Plant Service Corporation, JTSP Inc., JT Vnet Co. Ltd., Japan Metallizing Co., Ltd., JT Proserve Inc., JT International S.A., JTI-Macdonald Corp., ZAO JT International Marketing and Sales, ZAO Petro, JT International Germany GmbH, JT International Tütün Urunleri Sanayi A.S.

Pharmaceuticals

The Group's activities in the area of pharmaceuticals involve the research and development, manufacture and sale of prescription drugs.
JT concentrates on R&D and manufacturing, while Torii Pharmaceutical Co., Ltd., a subsidiary, manufactures and promotes sales of drugs.

The main subsidiaries and affiliated companies
Torii Pharmaceutical Co., Ltd. (listed on the First Section of the Tokyo Stock Exchange), Akros Pharma Inc., JT Pharma Alliance Co., Ltd.

Foods

The Group's operations in the foods business include the manufacture and sale of beverages and processed foods. JT's beverage products are sold through JT Beverage Corporation. Japan Beverage Inc. and certain other subsidiaries sell JT's and other companies' beverages through vending machines. JT Foods Co., Ltd. and certain other subsidiaries handle frozen foods, seasonings and other foods products.
Also, the Group transferred 51.5% out of its 64% shareholding in JT Canning Corporation, which changed its company name to Nishinihon Canpack Co., Ltd. in April 2002, to the Nihon Canpack Co., Ltd. in April 2002.
JT Foods Co., Ltd., our processed foods sales subsidiary, and JT Beverage Corporation, our beverages sales subsidiary, were merged in April 2003 to strengthen sales and raise operational efficiency. JT Foods Co., Ltd. is the surviving company.

The main subsidiaries and affiliated companies
JT Beverage Corporation, Japan Beverage Inc., Japan Beverage Shinetsu Inc., Japan Beverage Shikoku Inc., JT A- Star Co., Ltd., JT Foods Co., Ltd., Nihon Shokuzai Kako Co., Ltd., Sunburg Co., Ltd., Iipingsyang Foods Corporation, Asahi Shokuzai Co., Ltd., JT Dining Service Co., Ltd., Hans Continental Smallgoods Pty. Ltd., Thai Foods International Co., Ltd., Saint-Germain Co., Ltd.

Other Businesses

The Group's other businesses include agribusiness operations which focuses on the distribution of vegetables, etc. The Group's real estate business focuses on rental operations of real estate properties. In addition, there are subsidiaries that manufacture and sell a variety of products and provide services to the Group.

The main subsidiaries and affiliated companies

JT Agris Corporation, JT Real Estate Inc., JT Tokushima Prince Hotel Inc., JT Pros Print Co., Ltd., Tokkyoshiki Co., Ltd., JT Okamura Corporation, JT Toshi Inc., JTS Wiring Systems Corporation, Shikoku JTS Wiring Systems Corporation, JT Nifco Corporation, Nitto Kogyo Co., Ltd., JT Financial Service Co., Ltd., JT Creative Service Co., Ltd., Kyushu JT Nifco Corporation, Toranomon Energy Service Co.,Ltd., JT Capital Management Inc., JT America Inc., JT (UK) Ltd., JT Capital (U.K.) PLC.

The relationships among business operations are as follows:

Note: Consolidated Subsidiaries


Japan Tobacco Inc.
Tobacco
Japan Filter Technology, Ltd.
Fuji Flavor Co., Ltd.
Japan Metallizing Co., Ltd.
*1
JT Engineering Inc.
*2
Tokai Plant Service Co., Ltd.
Yachiyo Sangyo Inc.
Kyushu Techinical Service Co., Ltd.
Plant Service Co., Ltd.
Kanto Plant Service Co., Ltd.
Tohoku Plant Service Corporation
*3
JTSP Inc.
*4
*5
Japan Tobacco Imex Co., Ltd.
*6
JT Logistics Co., Ltd.
*7
JT-Vnet Co., Ltd.
*8
*9
Tokyo Tobacco Service Co., Ltd.
Kansai Tobacco Service Co., Ltd.
Chubu Tobacco Service Co., Ltd.
Kyushu Tobacco Service Co., Ltd.
Hokkaido Tobacco Service Co., Ltd.
Uni Tobacco Service Co., Ltd.
*10
*11
JT International S.A.
JTI-Macdonald Corp.
ZAO JT International Marketing and Sales
ZAO Petro
JT International Germany GmbH
JT International Tütün Urunleri Sanayi A.S.
etc.
*12
JT Proserve Inc.
Pharmaceuticals
*13
Torii Pharmaceutical Co., Ltd.
*14
Akros Pharma Inc.
JT Pharma Alliance Co., Ltd.
Foods
Nihon Shokuzai Kako Co., Ltd.
Sunburg Co., Ltd.
Iipingshang Foods Corporation
Asahi Shokuzai Co., Ltd.
Thai Foods International Co., Ltd.
*15
*16
JT Beverage Corporation*
Japan Beverage Inc.
Japan Beverage Shinetsu Inc.
Japan Beverage Shikoku Inc.
JT A-Star Co., Ltd.
*17
JT Foods Co., Ltd.*
JT Dining Service Inc.
Hans Continental Smallgoods Pty. Ltd.
Saint-Germain Co., Ltd.
Other Business
JT Real Estate Inc.
*18
JT Pros Print Co., Ltd.
Tokkyoshiki Co., Ltd.
*19
JT Creative Service Co., Ltd.
*22
Toranomon Energy Service Co.,Ltd.
JT America Inc.
JT (UK) Ltd.
etc.
*20
JT Agris Corporation
*21
JT Tokushima Prince Hotel Inc.
JT Okamura Corporation
JT Toshi Inc.
JTS Wiring Systems Corporation
Shikoku JTS Wiring Systems Corporation
JT Nifco Corporation
Nitto Kogyo Co., Ltd.
Kyushu JT Nifco Corporation
JT Financial Service Co., Ltd.
JT Capital Management
JT Capital (U.K.) PLC

*JT Foods Co. Ltd., our processed foods sales subsidiary, and JT Beverage Corporation, our beverages sales subsidiary, were merged in April 2003.

NOTES: Consolidated Subsidiaries

*1 Purchase of materials
*2 Purchase of machines
*3 Maintenance of factories and related work
*4 Purchase of tools for tobacco sales promotion
*5 Imports of leaf tobacco
*6 Overland transport of general cargo
*7 Support for the operation of tobacco vending machines
*8 Distribution of tobacco products
*9 Imports and sales of tobacco products
*10 Sales of tobacco products through registered importers
*11 Sales of tobacco products
*12 Outsource of purchase function
*13 Sales of products
*14 Research and development
*15 Purchase of products
*16 Sales of products
*17 Sales of products
*18 Development, planning, design and execution of construction work
*19 Purchase of printed products
*20 Sales of products
*21 Management of real estate
*22 Purchase of electricity for JT headquarters

2. MANAGEMENT POLICY

(1) Corporate strategy

JT, which has identified the current period as the time to establish a new foundation for long-term success, has formulated a new corporate strategy called the "JT Branding Declaration." As part of the JT branding strategy, in each business segment and all corporate activities, we seek to satisfy our shareholders and other stakeholders by providing unique value added products and services that bring delight to and exceed the expectations of our customers. This strategy will enable JT to become a truly excellent company.

While implementing the JT Branding Declaration, JT will continue to strive to maximize cash flow, enhance corporate values and maintain the trust of its shareholders and other stakeholders.

(2) Medium- to long-term strategies

The Company formulated its mid-term management plan, "Plan 2004", for the three year period from April 2002 to March 2005, to further strengthen the Company, focusing on profit growth. The plan speeds up and enhances management measures previously introduced. It also identifies the three-year fiscal period as a time to lay a solid foundation for the next ten years.

While maintaining steady cash flow in its domestic tobacco business, JT is strengthening its international tobacco business as the driving force for profit growth within the JT Group. The Company is also establishing its pharmaceuticals and foods businesses as key sources of future cash flow.

The 154th ordinary session of the Diet partially revised the Japan Tobacco Inc. Law, which provides the Company with greater freedom in the management of its capital by reducing the number of shares required to be held by the government. The amendment was legislated and put into effect in April 2002. In response to this change, JT will now work toward further growth.

In order to respond swiftly to our changing business environment, and to give management greater flexibility in decision making, we will continue to take measures that enable us to repurchase our own stock. Whether the repurchase is actually implemented or not, as well as its scale, timing and method will be decided in a timely and appropriate manner in light of company needs and market conditions.

Tobacco

Total demand in the Japanese market continued to trend downward due to domestic social factors, including continued aging of the population and consumers' growing concern about the impact of smoking on health, as well as the prolonged stagnation of the Japanese economy. Amid such conditions, in March 2003, the 156th ordinary session of the Diet enacted a law to raise the tobacco excise tax starting in July 2003. We believe it is necessary to shift the increased burden of this tax to our products, which will make our business environment even more difficult. We will minimize the impact of this tax increase by raising our unit price and maintaining market share to secure net sales through enhancement of our existing brands and development of value-added products. Also, we will continue to improve profitability through corporate rationalization. Moreover, we will support smokers by developing a suitable smoking environment, such as providing comfortable smoking public spaces.

In our international tobacco business, we will accelerate the growth of sales volume by enhancing GFB* growth accompanied by unit-price increases and continue to reduce costs. In January 2003, we established the China Division under our Tobacco Headquarters. The division centralizes two functions: the formation of key relationships in the Chinese market through technical support and other activities, which had been handled by JT, and the actual marketing of tobacco, which had been handled by our subsidiary, JT International S.A. The aim of this reorganization is to strengthen our medium- and long-term activities in the Chinese market, in view of its entry into the WTO.

Also, we will continue to take appropriate measures regarding tobacco-related regulations of the WHO, EU and various countries.

GFB(*): GFB is the abbreviation for Global Flagship Brands, namely, Camel, Winston, Mild Seven and Salem.

Pharmaceuticals

In our pharmaceuticals business, we are developing our R&D capabilities, introducing potential new products into the clinical development pipeline and hastening the process of product development. We are also partnering with Group companies including Torii Pharmaceutical Co., Ltd. to strengthen our pharmaceuticals business platform and create a self-sustaining operation.

Foods

In our foods business, we are developing products with increased added value and establishing new business models to expand business scale. We are also working to maintain stable income.

Beverages operations will be focused on developing new products and strengthening sales through the vending machine channel. We are concentrating our processed foods business on frozen foods, bakery products and seasonings.

Other businesses

We are continuing to strengthen operations in other businesses and will make fundamental changes in businesses not expected to be self-sustaining.

In October 2002, we decided to discontinue agribusiness operations effective from June 30, 2003.

(3) Basic view and current situation of corporate governance

(Basic view)

We are proactively enhancing our corporate governance. We recognize that timely, accurate decision-making and execution are crucial to increase our corporate value and respond appropriately to our changing business and social environments.

(Current situation)

To strengthen our corporate governance, we optimized the size of our board of directors and introduced an executive officer system. Also, we established an advisory committee comprised of outside experts to provide us with important advice about our management and medium- to long-term direction.

Also, we have positioned the improvement and enhancement of our compliance system as a significant management issue, as part of fulfilling our responsibility as a highly ethical corporate citizen and to realize corporate governance in a smooth and appropriate manner. In October 2000, we established a compliance committee whose membership includes outside experts and which reports directly to the board of directors. The committee meets approximately once a month to discuss relevant issues that impact our business. Also, the committee sets compliance goals each year, based upon which action is taken. Also, under the recognition that coexistence with the natural environment is the basis for corporate existence, we actively pursue the development of products with low environmental impact.

(4) Dividend policy

Growth in our corporate value over the medium- to long-term will determine the Company's attractiveness to shareholders. We intend to increase dividends gradually, depending on our ability to meet the management targets in our Plan 2004 and our medium- and long-term profit forecasts.

We will use our retained earnings to strengthen our foundation over the medium- to long-term, aiming to raise our corporate value by investing in strategic business lines and operational efficiency, as well as R&D.

(5) Lowering the Company's stock trading unit

JT recognizes the importance of maintaining an active interest in the Company among all shareholders, including individuals, and as such, the Company actively conducts investor relations to enhance communication with its shareholders.

We will continue to evaluate changing our stock trading unit based on stock market trends and the composition of our shareholders.

3. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(1) Results of Operations

The Japanese economy remained stagnant, although there were signs of some improvement. Also, the recovery of the global economy slowed, due to growing concerns about the future of the U.S. and other economies.

Under these circumstances, the JT Group (JT and its consolidated subsidiaries and affiliated companies accounted for by the equity method) steadily implemented measures in accordance with Plan 2004 announced in April 2002.

As a result, net sales decreased to JPY 4,492.2 billion, down 1.1% from the previous fiscal year, and operating income rose to JPY 188.9 billion, up 15.4%, owing to improved profitability from reduced costs in domestic tobacco operations, increased sales volume for international GFBs, and the adoption of a new accounting standard for goodwill amortization of our overseas subsidiaries. Recurring profit grew to JPY 173.2 billion, up 10.6%, due to decreased interest expenses on borrowings, offset in part by increases in foreign exchange losses. Net income rose to JPY 75.3 billion, up 104.3%, due to a decrease in one-time extraordinary losses, such as special retirement payments for JT employees and special expenditures to enhance business structures of our international tobacco business, etc., in the previous fiscal year.

The year-end dividend per share is planned to be JPY 6,000, up JPY 2,000 over the previous fiscal year, which reflects our intention to increase returns to our shareholders. This brings the total dividend for the fiscal year to JPY 10,000, including the JPY 4,000 interim dividend.

Results by business segment are as follows:

Tobacco

In the domestic market, we worked to strengthen our main brands, and also to develop and introduce new products to meet the diversifying preferences of our customers. We also implemented aggressive and efficient marketing activities tailored to the unique features of the Japanese market. Regarding our major brand Mild Seven, we launched "Mild Seven One" in March 2003. Also, in response to diversifying preferences for taste, we launched "Icene Super Cooling Menthol" in the prefectures of Shizuoka, Aichi, Gifu and Mie of the Tokai region in August 2002. The product will go on sale nationwide in May 2003. Also, we began selling "Lucia Citrus Fresh Menthol," featuring reduced smell and sidestream smoke, in the Tokyo area in February

2003. Moreover, we decided to close eight tobacco manufacturing factories by the end of fiscal year ending March 2005. Of these, we have already stopped manufacturing operations in our Sendai, Nagoya and Hashimoto factories to strengthen cost competitiveness. Domestic cigarette sales volume, however, declined by 8.1 billion cigarettes to 229.0 billion cigarettes, down 3.5% from the previous fiscal year due to declining trend of total volume. Our domestic market share declined by 1.0% to 73.3%. Net sales per thousand cigarettes increased by 6 yen to 10,863 yen.

In international markets, JT International S.A., the core of our international operations, aggressively pursued sustained growth through effective marketing activities. We improved the taste and packaging of "Camel," one of our GFBs, and introduced this upgraded product first in European markets and then to other regions. Also, we continued to enhance our business structure and operations to improve our profitability. As a result, international cigarette sales volume decreased by 7.2 billion cigarettes to 207.8 billion cigarettes, down 3.4%, but GFBs showed steady growth. GFB sales volume increased by 4.6 billion cigarettes to 112.4 billion cigarettes, up 4.3% from the previous fiscal year.

Consequently, net sales totaled JPY 4,134.4 billion, down 1.0% from the previous fiscal year. Net sales of international tobacco rose by the increased sales volume of GFBs. However, the rise in net sales of international tobacco could not compensate for the decline in domestic tobacco due to decreased sales volume. Operating income grew to JPY 213.3 billion, up 11.0%, owing to improved profitability accompanied by reduced costs in domestic tobacco operations and increased sales volume for international GFBs, as well as adoption of a new accounting standard for goodwill amortization of our overseas subsidiaries.

Cigarette production volume amounted to 407.5 billion cigarettes, down 4.7%.

Pharmaceuticals

In our pharmaceuticals business, we continued to improve its in-house R&D capabilities and conducted R&D with independent overseas corporations. Development activities during the fiscal year included transition to the clinical development phase for two drugs, a cure for hepatitis C and hyperlipidemia. At present, we have eight drugs in the clinical development pipeline. In October 2002, we terminated development of a drug to cure diabetes, which had completed the second phase of clinical testing in Japan. The development and marketing rights for this drug have been licensed overseas, except in South Korea, since June 1998. However, it has been decided to terminate clinical development at Pharmacia Corporation, a licensed contractor in the United States.

Royalty revenue from our "Viracept" anti-HIV drug declined due to increased competition. We developed the drug with Agouron Pharmaceuticals, Inc. of the United States and it is sold in the U.S., Europe, Japan and elsewhere. Torii Pharmaceutical's sales decreased due to revision of pharmaceutical price regulation, effective from April 2002, and decreased sales of Futhan, an injectable protease inhibitor, due to the introduction of generic drugs.

Net sales amounted to JPY 53.9 billion, down 12.8%, due to reduced sales of our anti-HIV drug and a decline in sales at Torii Pharmaceutical. The operating loss shrank to JPY 13.8 billion, down 27.0%, due to decreased selling, general and administrative expenses, resulting principally from a decline in R&D expenditure.

Foods

Our foods business was aggressively expanded by developing and introducing new products, as well as acquiring new and strengthening existing sales channels.

In our beverages business, the sales volume of JT-brand products increased only slightly. We enriched the lineup of our "Roots" canned coffee, and launched "SENOBY," a calcium-enriched health drink with MBP (milk basic protein). Sales of these products were favorable. Also, we actively launched products in the sugarless teas market, the largest domestic segment for soft beverages. Specifically, we started selling "Shibucha," a green-tea beverage that uses 100% domestic tea leaves, and "Aka Oolong," which uses only highly fermented oolong tea leaves. Both products do not contain any added fragrances or flavors. From April 2003, we began selling "Twinings" beverages, one of the world's major brands of black tea. Also, we steadily expanded vending machine channels through Japan Beverage Inc., our vending-machine operations subsidiary.

We expanded our processed food business by adding new products to the "Dai-ninki!" line of frozen food. To further expand our bakery operations by utilizing our own R&D know-how, we acquired 100% of the shares of Saint-Germain Co., Ltd., the former bakery and retail subsidiary of Tokyu Department Store Co., Ltd., in May 2002.

Net sales came to JPY 232.4 billion, up 5.1%, due to expansion of our vending machine sales network for beverages, and expanded business with processed foods. Despite efforts toward more flexibility and responsiveness to the market environment, we incurred an operating loss of JPY 13.1 billion, up 11.0%. This was due partly to increased goodwill amortization incurred from business acquisition.

JT Foods Co., Ltd., our processed foods sales subsidiary, and JT Beverage Corporation, our beverages sales subsidiary, were merged on April 1, 2003 to strengthen sales and raise operational efficiency. JT Foods Co., Ltd. is the surviving company.

Other businesses

We operated other business in a aggressive and efficient manner.

Net sales by other businesses decreased 14.0% to JPY 71.4 billion. Operating income fell to JPY 0.9 billion, down 48.1% from the previous fiscal year.

Annual results by geographic segments are as follows:

Japan

Net sales in Japan came to JPY 3,794.3 billion, down 2.0% from the previous fiscal year, due mainly to decreased tobacco sales, although our foods business expanded. Operating income increased to JPY 154.9 billion, up 0.3%, because operating expenses were lowered by reduced costs and expenses in our tobacco operations.

Western Europe

Net sales in Western Europe totaled JPY 316.9 billion, up 4.6% from the previous fiscal year, because net sales increased as GFB sales volume remained stable and unit prices increased. Operating loss decreased to JPY 21.9 billion, down 50.7%, reflecting the sales growth and the change in the accounting standard regarding goodwill amortization of our overseas subsidiaries.

Others

Net sales in other regions totaled JPY 380.9 billion, up 3.6% from the previous fiscal year, due to favorable tobacco sales in Russia and Taiwan. Operating income amounted to JPY 54.7 billion, up 3.3%.

(2) Changes in accounting methods for mutual aid pension scheme

The Company decided to change its accounting policy for certain obligations for annuity payments of the government sponsored defined benefit pension plans in order to improve the Company's financial strength. The Company's annuity-basis obligations which are subject to the accounting change relate to pension benefits entitled to beneficiaries for their services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law. This accounting change recognizes this liability as part of the Company's liability for retirement benefits considering the actuarially determined computation methods prescribed by the Revised Accounting Standards for Independent Administrative Institutions. This standard prescribes accounting for annuity obligations for government sponsored pension plans and became effective from April 1, 2003. Prior to the change, annuity-basis contributions had been recorded as expenses when paid.

The aggregate impact of this accounting change is to fully recognize this liability and JT will recognize a one-time extraordinary loss of approximately JPY 185 billion and to decrease net income by approximately JPY 102 billion, net of tax effects, for the year ending March 31, 2004. This change in accounting will have no effect on the Company's cash flows for the year then ending and thereafter.

(3) Outlook for the fiscal year ending March 31, 2004

Globally, the Asian economy is slowly expanding, and the U.S. economy continues to recover, but the pace of recovery is slowing. In Japan, the economy is expected to move closer toward recovery, but uncertainty still exists under severe employment conditions.

Projected consolidated financial results for the fiscal year ending March 31, 2004 are as follows:

Net sales: JPY 4,580.0 billion
Recurring profit: JPY 174.0 billion
Net loss: JPY 20.0 billion

Note: The above figures are based on judgments, evaluations, factual understandings, policies, and other factors made in accordance with information available to the management. They are also based upon certain assumptions required to formulate forward-looking statements as well as information already confirmed to be factual. Actual figures may differ from those forecast, depending on uncertainties inherent in such forecasts, as well as possible changes in the company's operations and economic environment, including domestic and foreign stock markets. Please refer to the Notes Regarding Forward-Looking Statements below, before using the information provided in our forward-looking statements.

(4) Financial Condition

Cash and cash equivalents totaled JPY 602.6 billion, up 12.7% from the previous fiscal year. This reflects the fact that the solid operating revenue more than offset the decrease in funds through repayment of interest-bearing debt.

Cash flows from operating activities

Net cash flows provided by operating activities increased to JPY 258.0 billion, up 187.6% from the previous fiscal year. Domestic tobacco operations generated stable cash flow.

Cash flows from investing activities

Net cash flows used in investing activities rose to JPY 74.8 billion, up 85.0% from the previous fiscal year. This was due primarily to the purchase of property, plant and equipment, including tobacco manufacturing facilities and buildings for our Shinagawa development project.

Cash flows from financing activities

Net cash flows used in financing activities was JPY 111.9 billion, down 10.3% from the previous fiscal year, due to the repayment of interest-bearing debt.

Forward Looking Statements

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
March 31, 2002 and 2003

	Millions of yen				
	March 31, 2002		March 31, 2003		Increase/ (decrease)
ASSETS		composition ratio	(Unaudited)	composition ratio	
	JPY	%	JPY	%	JPY
CURRENT ASSETS:	**1,302,154**	**42.5**	**1,346,364**	**45.5**	**44,210**
Cash and deposits	255,435		317,960		62,525
Trade notes and accounts receivable	131,822		133,324		1,501
Marketable securities	295,282		305,587		10,304
Inventories	524,165		492,176		(31,988)
Deferred tax assets	17,959		19,977		2,017
Other current assets	79,846		79,346		(499)
Allowance for doubtful accounts	(2,358)		(2,008)		349
FIXED ASSETS:	**1,760,870**	**57.5**	**1,611,281**	**54.5**	**(149,589)**
Property, plant and equipment:	743,712	24.3	733,313	24.8	(10,398)
Buildings and structures	317,694		311,367		(6,326)
Machinery, equipment and vehicles	161,532		148,958		(12,574)
Tools	56,707		54,082		(2,624)
Land	175,019		177,673		2,654
Construction in progress	32,758		41,230		8,472
Intangible assets:	814,435	26.6	712,129	24.1	(102,306)
Goodwill	431,502		381,601		(49,900)
Trademarks	331,920		288,514		(43,406)
Other	51,012		42,013		(8,998)
Investments and other assets:	202,722	6.6	165,838	5.6	(36,883)
Investment securities	104,433		70,148		(34,285)
Long-term loans	2,882		5,994		3,112
Deferred tax assets	71,033		64,524		(6,509)
Other assets	35,209		32,859		(2,350)
Allowance for doubtful accounts	(6,725)		(5,895)		829
Allowance for loss on investments	(4,111)		(1,792)		2,319
DEFERRED ASSETS	52	0.0	18	0.0	(33)
TOTAL ASSETS	**JPY 3,063,076**	**100.0**	**JPY 2,957,665**	**100.0**	**JPY (105,411)**

	Millions of yen				
	March 31, 2002		March 31, 2003		Increase/ (decrease)
LIABILITIES		Composition ratio	(Unaudited)	Composition ratio	
	JPY	%	JPY	%	JPY
CURRENT LIABILITIES:	663,203	21.6	594,742	20.1	(68,461)
Trade notes and accounts payable	106,992		108,042		1,050
Short-term bank loans	32,521		20,522		(11,998)
Current portion of long-term borrowings	79,671		55,410		(24,261)
Other accounts payable	102,745		67,918		(34,826)
National tobacco excise taxes payable	72,016		79,440		7,423
National tobacco special excise taxes payable	14,758		14,830		72
Local tobacco excise taxes payable	88,751		85,769		(2,982)
Income taxes payable	22,233		38,583		16,349
Consumption tax payable	30,306		29,386		(919)
Deferred tax liabilities	107		41		(65)
Accrued employees' bonuses	24,200		27,905		3,704
Other allowances	2,884		3,343		459
Other current liabilities	86,014		63,545		(22,468)
NON-CURRENT LIABILITIES:	737,180	24.1	689,196	23.3	(47,983)
Bonds	272,500		272,000		(500)
Long-term borrowings	127,045		76,065		(50,979)
Deferred tax liabilities	54,993		48,910		(6,083)
Liabilities for retirement benefits	224,961		230,344		5,383
Liabilities for retirement benefits for directors and corporate auditors	1,286		1,294		8
Other non-current liabilitites	56,393		60,581		4,187
TOTAL LIABILITIES	1,400,383	45.7	1,283,938	43.4	(116,444)
MINORITY INTERESTS:					
MINORITY INTERESTS	49,588	1.6	51,071	1.7	1,483
SHAREHOLDERS' EQUITY:					
COMMON STOCK	100,000	3.3	100,000	3.4	-
CAPITAL SURPLUS	736,400	24.0	736,400	24.9	-
RETAINED EARNINGS	731,834	23.9	789,912	26.7	58,077
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	1,404	0.1	2,632	0.1	1,227
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	43,465	1.4	(6,290)	(0.2)	(49,755)
TOTAL SHAREHOLDERS' EQUITY	1,613,104	52.7	1,622,654	54.9	9,549
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	JPY 3,063,076	100.0	JPY 2,957,665	100.0	JPY (105,411)

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2002 and 2003

	Millions of yen					
	For the year ended				Increase/ (decrease)	Comparison to previous fiscal year
	March 31, 2002		March 31, 2003			
			(Unaudited)			%
	JPY	%	JPY	%	JPY	
NET SALES	4,544,174	100.0	4,492,263	100.0	(51,910)	98.9
COST OF SALES	3,598,795	79.2	3,569,393	79.5	(29,401)	99.2
Gross profit	945,379	20.8	922,869	20.5	(22,509)	97.6
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	781,573	17.2	733,906	16.3	(47,667)	93.9
Operating income	163,805	3.6	188,963	4.2	25,157	115.4
NON-OPERATING INCOME:	11,235	0.2	9,340	0.2	(1,895)	83.1
Interest income	3,015		2,038		(976)	
Dividend income	1,682		1,702		20	
Other	6,538		5,598		(939)	
NON -OPERATING EXPENSES:	18,361	0.4	25,072	0.5	6,710	136.5
Interest expense	10,268		8,553		(1,714)	
Foreign exchange loss	-		6,700		6,700	
Financial support for domestic leaf tobacco growers *	897		713		(183)	
Other	7,196		9,104		1,908	
Recurring profit	156,679	3.4	173,231	3.9	16,552	110.6
EXTRAORDINARY PROFIT:	30,092	0.7	18,347	0.4	(11,745)	61.0
Gain on sale of property, plant and equipment	28,203		15,478		(12,725)	
Other	1,888		2,868		980	
EXTRAORDINARY LOSS:	88,528	1.9	49,080	1.1	(39,447)	55.4
Loss on sale of property, plant and equipment	2,208		2,690		482	
Loss on disposal of property, plant and equipment	9,362		9,835		473	
Special retirement payments	31,380		-		(31,380)	
Business structure enhancement costs	13,419		11,414		(2,005)	
Write-down of investment securities	12,887		11,107		(1,779)	
Loss on sale of investment securities	7		5,290		5,282	
Amortization of unrecognized obligation at transition **	6,176		6,042		(134)	
Compensation for contract cancellation	5,000		-		(5,000)	
Other	8,086		2,699		(5,386)	
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	98,243	2.2	142,498	3.2	44,254	145.0
INCOME TAXES	54,944	1.2	60,006	1.3	5,062	109.2
INCOME TAX – DEFERRED	1,785	0.1	1,808	0.1	23	101.3
MINORITY INTERESTS	4,663	0.1	5,381	0.1	718	115.4
NET INCOME	JPY 36,850	0.8	JPY 75,301	1.7	JPY 38,451	204.3

* Financial support for domestic leaf tobacco growers who incur losses due to abnormal weather conditions or calamities.

** Amortization of unrecognized net obligations existing at the date of initial application of new accounting standards for employees' retirement benefits.

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2002 and 2003

	Millions of yen		
	For the year ended		*Increase/ (decrease)*
	March 31, 2002	*March 31, 2003*	
		(Unaudited)	
	JPY	JPY	JPY
CAPITAL SURPLUS:			
Capital surplus, beginning of year	736,400	736,400	-
Capital surplus, end of year	736,400	736,400	-
RETAINED EARNINGS :			
Retained earnings, beginning of year	714,393	731,834	17,441
Increase:	37,707	75,521	37,814
Net income for the year	36,850	75,301	38,451
Adjustments to retained earnings for change in consolidation scope	856	219	(637)
Decrease:	20,265	17,443	(2,821)
Cash dividends paid	17,000	16,000	(1,000)
Bonuses to directors and corporate auditors	366	272	(94)
(Bonuses to corporate auditors)	(37	31	(6))
Adjustments to retained earnings for change in consolidation scope	277	-	(277)
Minimum pension liability adjustment*	2,621	1,171	(1,449)
Retained earnings, end of year	JPY 731,834	JPY 789,912	JPY 58,077

*Adjustment to appropriate minimum pension liability by consolidated overseas subsidiaries applying accounting principles generally accepted in the Unites States of America ("U.S. GAAP").

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2002 and 2003

	Millions of yen		
	For the year ended		*Increase/ (decrease)*
	March 31,2002	*March 31,2003* (Unaudited)	
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	JPY 98,243	JPY 142,498	JPY 44,254
Depreciation and amortization	148,095	136,534	(11,561)
Gain on sale and disposal of property, plant and equipment	(17,761)	(2,967)	14,794
Amortization of goodwill	22,217	11,799	(10,418)
Increase (decrease) in liabilities for retirement benefits	(9,815)	1,389	11,204
Interest income and dividend income	(4,697)	(3,740)	956
Interest expense	10,268	8,553	(1,714)
Increase in trade notes and accounts receivable	(15,640)	(3,809)	11,831
Decrease in inventories	12,740	25,572	12,831
Increase (decrease) in trade notes and accounts payable	(9,078)	3,197	12,275
Increase (decrease) in other accounts payable	18,736	(31,801)	(50,538)
Increase (decrease) in tobacco excise taxes payable	(152,310)	3,751	156,061
Write-down of investment securities	12,887	11,107	(1,779)
Other, net	43,501	4,510	(38,990)
Sub-total of net cash provided by operating activities	**157,387**	**306,595**	**149,208**
Interest and dividend received	4,765	3,730	(1,034)
Interest paid	(10,549)	(8,753)	1,796
Income taxes paid	(61,876)	(43,516)	18,359
Net cash provided by operating activities	**89,726**	**258,056**	**168,329**
INVESTING ACTIVITIES:			
Purchases of marketable securities	(10,446)	(18,090)	(7,643)
Proceeds from sale and redemption of marketable securities	19,294	13,521	(5,772)
Purchases of property, plant and equipment	(91,550)	(104,310)	(12,759)
Proceeds from sale of property, plant and equipment	35,148	23,479	(11,668)
Purchases of intangible assets	(6,161)	(4,881)	1,280
Purchases of investment securities	(6,863)	(1,622)	5,240
Proceeds from sale and redemption of investment securities	9,157	21,722	12,564
Purchase of shares of a newly consolidated subsidiary, net of cash acquired	-	(3,593)	(3,593)
Other, net	10,948	(1,101)	(12,050)
Net cash used in investing activities	**(40,472)**	**(74,876)**	**(34,404)**
FINANCING ACTIVITIES:			
Net decrease in short-term bank loans	(11,768)	(14,673)	(2,905)
Proceeds from issuance of long-term borrowings	3,293	4,980	1,687
Repayment of long-term borrowings	(94,511)	(83,493)	11,018
Repayment of bond	(200)	-	200
Dividends paid	(17,000)	(16,000)	1,000
Dividends paid to minority shareholders	(2,598)	(1,961)	637
Other, net	(2,051)	(820)	1,231
Net cash used in financing activities	**(124,837)**	**(111,967)**	**12,869**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**4,136**	**(3,310)**	**(7,446)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(71,447)**	**67,901**	**139,349**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**603,561**	**534,503**	**(69,057)**
CASH AND CASH EQUIVALENTS OF NEW CONSOLIDATED SUBSIDIARIES, BEGINNING OF YEAR	**2,389**	**238**	**(2,150)**
CASH AND CASH EQUIVALENTS, END OF YEAR	**JPY 534,503**	**JPY 602,644**	**JPY 68,140**

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

1. SCOPE OF CONSOLIDATION

The number of consolidated subsidiaries is 156.
The main consolidated subsidiaries are JT International S.A., Tokyo Tobacco Services Co., Ltd., Torii Pharmaceutical Co., Ltd., Japan Beverage Inc., and JT Real Estate Inc.
Tokyo Tobacco Shoji Co., Ltd., Saint-Germain Co., Ltd., and JT Capital (U.K.) PLC and two other subsidiaries have been consolidated from this fiscal year. Saint-Germain Co., Ltd. has been consolidated for the ten-month period from the date of stock acquisition to the fiscal year end. The Manchester Tobacco Co. Ltd., JT International Europe Ltd., and another, which were former consolidated subsidiaries, have been liquidated. Also, Nishinihon Canpack Co. Ltd. (former JT Canning Corporation) has been excluded from consolidation because of the partial sale of its shares.
Certain small subsidiaries have been excluded from the scope of consolidation since the aggregate amounts of their total assets, net sales, equity in net income, and equity in retained earnings are not considered material to the consolidated financial statements, as a whole.

2. APPLICATION OF THE EQUITY METHOD

(1) Associated companies accounted for by the equity method.
Four companies, including JT CMK Corporation and NTT Data Wave Corporation.
(2) Certain unconsolidated subsidiaries (JB Tech Co., Ltd. and JB Mart Inc., etc.) and associated companies (GB One Printing Co., Ltd. and JT Kokubu, etc.) are not accounted for by the equity method since the amounts of net income or loss and retained earnings of these companies are not considered material individually and in the aggregate to the consolidated financial statements.
(3) Among companies accounted for by the equity method, those with fiscal periods different from the Company, the fiscal results of such companies are used in consolidation.

3. FISCAL YEAR OF CONSOLIDATED SUBSIDIARIES

The fiscal years of consolidated overseas subsidiaries generally end December 31.
The accounts of these subsidiaries have been included on the basis of their fiscal years and necessary adjustments have been made to reconcile significant transactions that occurred during the intervening period between their fiscal year ends and the Company's fiscal year end.
The fiscal years of the Company and consolidated domestic subsidiaries end March 31.

4. ACCOUNTING POLICIES

(1) Valuation of significant assets

a) Securities
Marketable securities and marketable investment securities are stated at market value as of the fiscal year end. (Net unrealized holding gains or losses are included in a component of shareholders' equity, and cost of securities sold is determined based on the moving-average cost.)
Non-marketable securities are stated at the moving-average cost.

b) Derivatives
Derivatives are accounted for by the fair value method. See Item 4.(6).

c) Inventories
Inventories are stated principally at the average cost, except for leaf tobacco held by the Company, which is subject to devaluation.

(2) Depreciation and amortization

a) Property, plant and equipment
Property, plant and equipment are carried at cost. Depreciation is generally computed using the declining-balance method except for assets of certain domestic consolidated subsidiaries, which have been computed using the straight-line method. Depreciation of buildings, which were acquired on or after April 1, 1998, except annexed structures, is computed using the straight-line method.
Useful lives applied for depreciation of major property, plant and equipment are principally as follows:

Buildings and structures	38–50 years
Machinery, equipment and vehicles	8 years

b) Intangible assets

Intangible assets are amortized principally using the straight-line method.

Useful lives applied for amortization of major intangible assets are principally as follows:

Trademarks 10 years

(3) Allowances and other liabilities

a) Allowance for doubtful accounts

An allowance for doubtful accounts is established to provide for possible future losses. The allowance for other than doubtful receivables are estimated based on the Company's past credit loss experience.

b) Allowance for loss on investments

An allowance for loss on investments is recorded to provide for the loss on investments in certain non-marketable equity securities and is determined based on the respective financial condition of the investees.

c) Accrued employees' bonuses

Bonus payments to employees (including corporate officers who are not board members) is accrued based on the amounts expected to be paid.

d) Liabilities for retirement benefits

Liabilities for retirement benefits for employees (including corporate officers who are not board members) were stated based on an estimated retirement benefits obligation and fair value of plan assets at the fiscal year end.

Unrecognized net obligations existing at the date of initial application of the new accounting standards for employees' retirement benefits, amounting to JPY 19,920 million, are principally being amortized on a straight-line basis over 3 years.

Unrecognized prior service cost has been amortized using the straight-line method over employees' average remaining service period or shorter period (generally 10 years).

Unrecognized net actuarial loss has been amortized using the straight-line method over employees' average remaining service period or shorter period (generally 10 years) from the year following the fiscal year in which the actuarial difference occurs.

e) Liabilities for retirement benefits for directors and corporate auditors

The liabilities for retirement benefits for directors and corporate auditors are provided for the amount that would be required to be paid if all directors and corporate auditors retired at the fiscal year end.

(4) Foreign currency transactions

Foreign currency denominated receivables and payables are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end. Exchange gains and losses are charged to income.

Assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end of individual subsidiaries, whereas profits and losses are translated using the average exchange rate of the fiscal year. The difference is included in shareholders' equity as "FOREIGN CURRENCY TRANSLATION ADJUSTMENTS".

(Change in accounting policy)

Effective from this fiscal year, the Group changed its accounting policy for translation of profits and losses of consolidated overseas subsidiaries. Prior to April 1, 2002, profits and losses of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at each subsidiary's fiscal year end. Effective April 1, 2002, the average exchange rate has been used. As the significance of overseas subsidiaries increased, the Group changed the accounting policy to more appropriately translate profits and losses that accumulate over the fiscal year. As a result of this accounting change, recurring profit and income before income taxes and minority interests for this fiscal year increased by JPY 1,234 million and JPY 968 million, respectively, as compared to the previous method. The effects of this accounting change on segment information are disclosed in SEGMENT INFORMATION section.

(5) Lease transactions

Finance leases, except for leases that are deemed to transfer ownership of the leased property, are accounted for as operating leases.

(6) Hedge accounting

a) A gain or loss on derivative instruments designated as a hedge, is deferred until hedged items are settled. If foreign exchange forward contracts, foreign currency swaps and foreign currency options meet certain hedge accounting criteria, they are not required to be separately accounted for. In such instances, foreign currency denominated assets and liabilities that are considered as hedged items are translated at the foreign exchange rate stipulated in the contract.

Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income on hedged items.

b) Hedging instruments and hedged items

Hedging instruments	**Hedged items**
Foreign exchange forward contracts	Forecasted foreign currency transactions
Foreign currency options	Forecasted foreign currency transactions
Foreign currency swaps	Foreign currency denominated bonds
Interest rate swaps	Borrowings

c) Hedging policy

Derivative transactions are entered into in accordance with the Risk Management Policy and Practice Manual for financial instruments. The objective is to hedge the exposure to variability in expected future cash flows associated with foreign-currency-denominated transactions, certain future interest received on variable-rate debt securities and certain future interest payments on variable-rare borrowings.

d) Assessment of hedge effectiveness

In general, effectiveness is assessed by comparing the accumulated amount of changes in fair values of hedging instruments with that of hedged items. As to certain foreign exchange forward contracts and interest swaps that meet specific criteria, the assessment of effectiveness is omitted since it is not required.

(7) Accounting policies for consolidated overseas subsidiaries

JT International S.A. and other consolidated overseas subsidiaries principally maintain their accounting records in conformity with U.S. GAAP. The accounting policies, which are different from the Company's policies, are principally as follows:

a) Inventories

Inventories are generally stated at the lower of cost or market, cost being determined by the first-in, first-out method or the average cost.

b) Depreciation and amortization

Depreciation for property, plant and equipment is generally computed using the straight-line method over the estimated useful lives of the respective assets.

Trademarks are generally amortized using the straight-line method over 40 years. Amortization of other intangibles assets is generally computed using the straight-line method over the estimated useful lives of the assets.

c) Accounting for retirement benefits

If the liability for retirement benefits already recognized is less than the unfunded accumulated benefit obligation, an additional minimum liability is recognized. The amount additionally recognized, to the extent that exceeds unrecognized prior service cost, net of any tax benefits, (minimum pension liability adjustments), is directly charged to retained earnings.

d) Accounting for derivatives

Currency related derivatives are entered into for hedging purposes. All derivatives are recognized on the balance sheets as assets or liabilities and measured at fair value. The change in fair value is recognized in earnings when incurred.

(8) Other significant accounting policies

a) Consumption Tax

National consumption tax and local consumption tax are accounted for separately from the related transactions.

b) Treasury Stock and Reversal of Legal Reserve

Effective from this fiscal year, the Group adopted the Financial Accounting Standard No.1, "Accounting Standard for Treasury Stock and Reversal of Legal Reserve". This new standard had no effect on profit and loss of the Group for this fiscal year.

c) Per Share Information

Effective from this fiscal year, the Group adopted the Financial Accounting Standard No.2, "Accounting Standard for Earnings per Share" and the Financial Accounting Standard Implementation Guidance No.4, "Implementation

Guidance on Financial Accounting Standard for Earnings per Share". The effects of these new standards and implementation guidance on shareholders' equity per share and net income per share of the Group for this fiscal year were minor.

d) Accounting Standard for Goodwill Recognized by Consolidated Overseas Subsidiaries

Goodwill recognized by consolidated overseas subsidiaries had been amortized using the straight-line method over 40 years. Under a new accounting standard (the Statement of Financial Accounting Standard No.142 "Goodwill and Other Intangible Assets"), effective from the overseas subsidiaries' fiscal year beginning on January 1, 2002, the amortization of the goodwill ceased and the goodwill is tested for impairment at least annually. As a result of this change, recurring profit and income before income taxes and minority interests for this fiscal year increased by JPY 10,454 million, as compared to the previous method.

5. VALUATION OF ASSETS AND LIABILITIES OF NEWLY CONSOLIDATED SUBSIDIARIES

Assets and liabilities of newly consolidated subsidiaries are measured at fair value upon acquisition.

6. AMORTIZATION OF GOODWILL

Goodwill is amortized on a straight-line basis over five years. Immaterial amounts of goodwill are charged to income when incurred. Goodwill recognized by consolidated overseas subsidiaries is no longer amortized but instead tested for impairment annually or more frequently if impairment indicators arise.

7. APPROPRIATION OF RETAINED EARNINGS

The consolidated statements of retained earnings are prepared based on the appropriation of retained earnings which were approved during the fiscal year by the shareholders' meetings.

8. CASH AND CASH EQUIVALENTS PRESENTED IN CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents presented in the consolidated statements of cash flows are cash on hand, deposits which are withdrawable at anytime without notice, and highly liquid short term investments that are convertible to known amounts of cash with insignificant risk of changes in value and that have original maturities of three months or less.

NOTES

Notes to consolidated balance sheets as of March 31, 2002 and 2003

	Millions of yen	
	March 31, 2002	*March 31, 2003*
1. Accumulated depreciation of property, plant and equipment	1,003,347	1,007,343
2. The total amount of the Company's guarantees to loans	5,179	4,529

Notes to consolidated statements of income for the years ended March 31, 2002 and 2003

1. Major components of "SELLING, GENERAL AND ADMINISTRATIVE EXPENSES"

	Millions of yen	
	For the years ended	
	March 31, 2002	March 31, 2003
Advertising and general publicity	40,201	35,777
Sales promotion	155,295	142,032
Compensation, salaries and allowances	140,688	127,425
Provision for retirement benefits	15,022	17,649
Legal welfare	32,340	31,568
Employee bonuses	22,787	22,393
Accrual of employee bonuses	11,942	10,738
Depreciation	59,506	56,781
Research and development	52,684	44,509

2. Business structure enhancement costs incurred for the reinforcement of the structure of domestic and/or overseas businesses and consisted mainly of additional retirement benefits and estimated losses on disposal of property, plant and equipment.

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended March 31, 2002

1. RECONCILIATION OF CASH AND CASH EQUIVALENTS ON THE BALANCE SHEET TO THE STATEMENTS OF CASH FLOWS

	Millions of yen
	March 31, 2002
Cash and deposits	255,435
Time deposits with original maturity due over three months	(1,367)
Securities with original maturity due within three months which are readily convertible to known amount of cash with insignificant risk of changes in value	280,435
Cash and cash equivalents	534,503

For the year ended March 31, 2003

1. RECONCILIATION OF CASH AND CASH EQUIVALENTS ON THE BALANCE SHEET TO THE STATEMENTS OF CASH FLOWS

	Millions of yen
	March 31, 2003
Cash and deposits	317,960
Time deposits with original maturity due over three months	(1,048)
Securities with original maturity due within three months which are readily convertible to known amount of cash with insignificant risk of changes in value	285,732
Cash and cash equivalents	602,644

LEASE TRANSACTIONS

For the year ended March 31, 2002

Finance leases except for leases that deem to transfer ownership of the leased property

(Lessee)

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	5,677	2,375	3,301
Tools	20,827	10,675	10,151
Total	26,504	13,051	13,452

The above acquisition cost includes the related interest expenses.

2. OBLIGATION UNDER FINANCE LEASES

Due within one year	¥4,973 million
Due after one year	¥8,479 million
Total	¥13,452 million

The above obligations under finance leases include related interest expenses.

3. LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	¥5,483 million
Depreciation expense	¥5,483 million

4. CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

(Lessor)

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	1,042	740	301
Tools	3,941	2,699	1,241
Total	4,983	3,440	1,543

2. CLAIMS UNDER FINANCE LEASES

Due within one year	¥ 956 million
Due after one year	¥ 821 million
Total	¥1,777 million

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE

Lease revenue	¥1,175 million
Depreciation expense	¥1,043 million

For the year ended March 31, 2003

Finance leases except for leases that deem to transfer ownership of the leased property

(Lessee)

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	6,136	2,919	3,216
Tools	20,111	10,393	9,717
Total	26,247	13,312	12,934

The above acquisition cost includes the related interest expenses.

2. OBLIGATION UNDER FINANCE LEASES

Due within one year	¥4,952 million
Due after one year	¥7,982 million
Total	¥12,934 million

The above obligations under finance leases include related interest expenses.

3. LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	¥5,580 million
Depreciation expense	¥5,580 million

4. CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

(Lessor)

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	1,603	1,198	405
Tools	1,765	1,194	570
Total	3,369	2,393	975

2. CLAIMS UNDER FINANCE LEASES

Due within one year	¥533 million
Due after one year	¥631 million
Total	¥1,165 million

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE

Lease revenue	¥1,001 million
Depreciation expense	¥ 803 million

FAIR VALUE OF MARKETABLE SECURITIES AND INVESTMENT SECURITIES

1. MARKETABLE SECURITIES AND MARKETBLE INVESTMENT SECURITIES

(AS OF MARCH 31, 2002)

Millions of yen

	Type	*Acquisition cost*	*Carrying amount on the consolidated balance sheet*	*Difference*
Carrying amount on the consolidated balance sheet exceeds the acquisition cost	Equity securities	20,555	31,680	11,125
	Bonds	12,802	13,239	436
	Bank debentures	10,500	10,704	204
	Samurai bonds	1,000	1,000	0
	Others	1,302	1,534	231
	Others	470	480	10
	Sub-total	33,828	45,400	11,572
Carrying amount on the consolidated balance sheet is less than the acquisition cost	Equity securities	26,670	22,656	(4,014)
	Bonds	23,749	23,482	(267)
	Bank debentures	5,997	5,994	(2)
	Samurai bonds	12,000	11,749	(250)
	Others	5,752	5,737	(14)
	Others	23,860	18,958	(4,901)
	Sub-total	74,280	65,097	(9,182)
Total		108,108	110,497	2,389

(AS OF MARCH 31, 2003)

Millions of yen

	Type	*Acquisition cost*	*Carrying amount on the consolidated balance sheet*	*Difference*
Carrying amount on the consolidated balance sheet exceeds the acquisition cost	Equity securities	17,974	25,307	7,333
	Bonds	11,794	12,167	373
	Bank debentures	10,500	10,670	170
	Samurai bonds	-	-	-
	Others	1,294	1,496	202
	Others	2,979	2,991	11
	Sub-total	32,748	40,466	7,718
Carrying amount on the consolidated balance sheet is less than the acquisition cost	Equity securities	18,166	16,361	(1,804)
	Bonds	6,919	6,916	(2)
	Bank debentures	5,998	5,995	(2)
	Samurai bonds	-	-	-
	Others	921	921	-
	Others	3,734	2,574	(1,160)
	Sub-total	28,819	25,852	(2,967)
Total		61,568	66,318	4,750

2. MARKETABLE SECURITIES AND INVESTMENT SECURITIES SOLD DURING THE FISCAL YEAR

Millions of yen

For the year ended March 31, 2002			For the year ended March 31, 2003		
Proceeds from Sales	*Total Profit on Sales*	*Total Loss on Sales*	*Proceeds from Sales*	*Total Profit on Sales*	*Total Loss on Sales*
5,891	337	95	11,970	769	5,290

3. CARRYING AMOUNT OF NON-MARKETABLE SECURITIES

Millions of yen

	As of March 31, 2002	As of March 31, 2003	*Comments*
Unlisted securities (excludes OTC stocks)	3,340	4,112	
Certificate of Deposit	227,990	255,000	
Others	51,346	43,986	

4. SCHEDULED REDEMPTION AMOUNTS OF SECURITIES BY MATURITY (AS OF MARCH 31, 2002)

Millions of yen

	Within one year	*After one year but through five years*	*After five years but through ten years*	*Exceed ten years*
Bonds	29,672	11,215	5,430	641
Bank debentures	6,000	10,000	-	500
Samurai bonds	3,000	-	5,000	-
Others	20,672	1,215	430	141
Others	234,588	8,849	4,266	-
Total	264,260	20,064	9,697	641

(AS OF MARCH 31, 2003)

Millions of yen

	Within one year	*After one year but through five years*	*After five years but through ten years*	*Exceed ten years*
Bonds	23,992	11,724	250	102
Bank debentures	18,001	10,500	-	-
Samurai bonds	-	-	-	-
Others	5,991	1,224	250	102
Others	256,102	3,914	1,653	-
Total	280,094	15,639	1,903	102

Notes:

Write down of investment securities for the fiscal years ended March 31, 2002 and 2003 totaled ¥16,982 million and ¥11,742 million, respectively.

In evaluating security values, a security of which value has declined by more than 50% is considered to have experienced "significant deterioration". A security of which value has declined from 30% to 50% and the impact on JT's financial position is material, is considered to have experienced "significant deterioration".

If a security has a strong chance of regaining its value, a security is not devaluated.

DERIVATIVES

(AS OF MARCH 31, 2002)

INTEREST RATE

Millions of yen

Type	Contract/Notional Principal amount		Fair value	Gain (loss)
		After one year		
Over-the-counter: Interest rate swap contracts Fixed rate payable and floating rate receivable	7,443	4,567	(29)	(29)
Total	7,443	4,567	(29)	(29)

NOTES:
1. Fair value was obtained from financial institutions.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount		Fair value	Gain (loss)
		After one year		
Over-the-counter				
Foreign currency forward contracts				
Buying	11,718	-	11,697	(21)
Selling	15,039	-	14,620	419
Currency option contracts				
Purchase options	9,924	-	233	233
Total	-	-	-	631

1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

(AS OF MARCH 31, 2003)

INTEREST RATE

Millions of yen

Type	Contract/Notional Principal amount		Fair value	Gain (loss)
		After one year		
Over-the-counter: Interest rate swap contracts Fixed rate payable and floating rate receivable	-	-	-	-
Total	-	-	-	-

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount	After one year	Fair value	Gain (loss)
Over-the-counter				
Foreign currency forward contracts				
Buying	6,613	-	6,942	329
Selling	26,178	-	26,783	(605)
Currency option contracts				
Purchase options	22,989	-	(189)	(189)
Total	-	-	-	(465)

NOTES:

1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

RETIREMENT BENEFITS

1. OVERVIEW OF RETIREMENT BENEFIT PLANS

The Company and the consolidated domestic subsidiaries have severance indemnities plans, non-contributory defined benefit pension plans and National Welfare Pension Plan, a contributory defined benefits plan. Consolidated overseas subsidiaries also have defined benefit pension plans and post-retirement medical health care plans.
Additional employees' retirement benefits which are not required to be accounted for using actuarial computations would be paid in certain circumstances.

2. RETIREMENT BENEFIT OBLIGATION

Millions of yen

		AS OF MARCH 31, 2002	AS OF MARCH 31, 2003
a	Projected benefit obligations	(448,347)	(450,862)
b	Plan assets	150,209	141,891
c	Unfunded benefit obligations (a+b)	(298,138)	(308,971)
d	Unrecognized net obligation existing at the date of initial application	6,042	-
e	Unrecognized net actuarial loss	51,382	66,976
f	Unrecognized prior service cost	19,157	17,478
g	Recorded amount on consolidated balance sheet (c+d+e+f)	(221,556)	(224,516)
h	Additional minimum pension liability (Note 3)	(3,214)	(5,220)
i	Prepaid pension cost	189	607
j	Liabilities for retirement benefit (g+h-i)	(224,961)	(230,344)

NOTE:

1. The above table includes a portion of National Welfare Pension Plan sponsored by certain consolidated subsidiaries as an additional portion of their non-contributory pension plans.
2. Certain consolidated subsidiaries apply the simplified method for the calculation of the retirement benefit obligation.
3. An additional minimum pension liability was recorded in accordance with U.S. GAAP by certain consolidated overseas subsidiaries.
4. A certain subsidiary participates in a multiemployer pension plan, which was not included in the above table. The plan asset allocated in proportion to its contribution as of March 31, 2002 and 2003 was ¥3,857 million and ¥3,715 million, respectively.

3. RETIREMENT BENEFIT COST

Millions of yen

		FOR THE YEAR ENDED MARCH 31, 2002	FOR THE YEAR ENDED MARCH 31, 2003
a	Service cost (Note 2)	17,803	18,673
b	Interest cost	15,654	13,034
c	Expected return on plan assets	(6,680)	(4,813)
d	Amortization of unrecognized net obligation existing at the date of initial application	6,176	6,042
e	Recognized net actuarial loss (Note 3)	2,170	5,005
f	Amortization of prior service cost (Note 3)	4,209	2,100
g	Retirement benefit cost (a+b+c+d+e+f)	39,334	40,043

NOTE:

1. Employees' contribution to National Welfare Pension Plan is excluded.
2. The retirement benefit cost of consolidated subsidiaries that adopt the simplified method is included in "Service cost."
3. Amounts of additional retirement benefits, which were reported in extraordinary loss, for the years ended March 31, 2002 and 2003 were ¥31,380 million and ¥5,580 million, respectively. For the year ended March 31, 2002, the above amount includes the amounts of net actuarial loss and prior service cost recognized on the early retirement of certain employees.

4. ASSUMPTIONS AND ACCOUNTING POLICIES FOR RETIREMENT BENEFIT OBLIGATION (FOR THE YEAR ENDED MARCH 31, 2002)

a	Attribution of retirement benefits	Assign the same amount of pension benefits to each year of service
b	Discount rate	Mainly 2.5%
c	Expected rate of return on plan assets	Mainly 4.0%
d	Amortization period for unrecognized prior service cost	Mainly 10 years. (The unrecognized prior service cost is amortized using the straight-line method over periods within employees' average remaining service periods.)
e	Amortization period for unrecognized actuarial gain/loss	Mainly 10 years. (The unrecognized gain/loss is amortized by using a straight-line method over employees' average remaining service periods beginning from the next consolidated fiscal year.)
f	Amortization period for unrecognized net obligation existing at the date of initial application	Mainly three years. Certain subsidiaries fully recognized net obligation at the date of initial application.

ASSUMPTIONS AND ACCOUNTING POLICIES FOR RETIREMENT BENEFIT OBLIGATION (FOR THE YEAR ENDED MARCH 31, 2003)

a	Attribution of retirement benefits	Assign the same amount of pension benefits to each year of service
b	Discount rate	Mainly 2.5%
c	Expected rate of return on plan assets	Mainly 2.0%
d	Amortization period for unrecognized prior service cost	Mainly 10 years. (The unrecognized prior service cost is amortized using the straight-line method over periods within employees' average remaining service periods.)
e	Amortization period for unrecognized actuarial gain/loss	Mainly 10 years. (The unrecognized gain/loss is amortized by using a straight-line method over employees' average remaining service periods beginning from the next consolidated fiscal year.)
f	Amortization period for unrecognized net obligation existing at the date of initial application	Mainly three years. Certain subsidiaries fully recognized net obligation at the date of initial application.

INCOME TAXES

For the year ended March 31, 2002

1. Significant components of the deferred tax assets and liabilities

Deferred tax assets	Millions of yen March 31, 2002
Pension and severance costs	72,651
Net operating loss carryforwards	19,194
Other	58,194
Deferred tax assets : sub-total	150,039
Valuation allowance	(22,594)
Deferred tax assets : total	127,445

Deferred tax liabilities	
Deferred gain on sale of property for tax purposes	(31,353)
Basis differences in assets acquired upon acquisition	(46,071)
Other	(16,128)
Deferred tax liabilities : total	(93,553)
Deferred tax assets – net	33,892

Note:
Deferred tax assets - net is included in the following items on the consolidated balance sheet

	Millions of yen
Current assets - Deferred tax assets	17,959
Fixed assets - Deferred tax assets	71,033
Current liabilities - Deferred tax liabilities	107
Non-current liabilities - Deferred tax liabilities	54,993

2. A reconciliation of the normal effective statutory tax rate to the effective rate

Normal effective statutory tax rate	41.75%
Nondeductible amortization of goodwill and trademarks	9.75%
Tax benefits not recognized on operating losses of subsidiaries	4.54%
Other – net	1.70%
Actual effective tax rate	57.74%

For the year ended March 31, 2003

1. Significant components of the deferred tax assets and liabilities

Deferred tax assets	Millions of yen March 31, 2003
Pension and severance costs	74,375
Net operating loss carryforwards	21,125
Other	52,899
Deferred tax assets : sub-total	148,399
Valuation allowance	(22,159)
Deferred tax assets : total	126,239

Deferred tax liabilities	
Deferred gain on sale of property for tax purposes	(35,529)
Basis differences in assets acquired upon acquisition	(40,263)
Other	(14,897)
Deferred tax liabilities : total	(90,690)
Deferred tax assets – net	35,549

Note:
Deferred tax assets - net is included in the following items on the consolidated balance sheet

	Millions of yen
Current assets - Deferred tax assets	19,977
Fixed assets - Deferred tax assets	64,524
Current liabilities - Deferred tax liabilities	41
Non-current liabilities - Deferred tax liabilities	48,910

2. The Law to Amend a Part of Local Tax Laws (the "Law") was promulgated on March 31, 2003, which reduced enterprise tax rates along with the introduction of non-income based taxes. The Law is to be applied to the fiscal years beginning on or after April 1, 2004. In connection with this, deferred tax assets and liabilities which will be realized or settled after April 1, 2004 were adjusted for the effect of a change in tax rates. As a result of the adjustments, deferred tax assets and liabilities were decreased by JPY 3,289 million and JPY 1,465 million, respectively, as of March 31, 2003.

SEGMENT INFORMATION

1. OPERATIONS BY INDUSTRY

(For the year ended March 31, 2002) *Millions of yen*

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination / Corporate	Consolidated
1. Sales and operating income (loss)							
Sales							
(1) Sales to customers	4,178,034	61,867	221,197	83,076	4,544,174	-	4,544,174
(2) Intersegment sales	6,478	49	1,086	44,671	52,286	(52,286)	-
Total	4,184,512	61,916	222,283	127,747	4,596,460	(52,286)	4,544,174
Operating expenses	3,992,398	80,902	234,144	125,950	4,433,394	(53,025)	4,380,369
Operating income (loss)	192,114	(18,985)	(11,860)	1,797	163,066	739	163,805
2. Assets, depreciation and amortization, and capital expenditure							
Assets	2,309,599	125,209	133,243	190,129	2,758,181	304,894	3,063,076
Depreciation and amortization	117,566	5,822	8,241	17,411	149,041	(946)	148,095
Capital expenditure	70,086	2,275	6,935	18,186	97,483	(956)	96,526

(For the year ended March 31, 2003) *Millions of yen*

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination / Corporate	Consolidated
1. Sales and operating income (loss)							
Sales							
(1) Sales to customers	4,134,466	53,926	232,403	71,466	4,492,263	-	4,492,263
(2) Intersegment sales	6,574	-	857	36,920	44,352	(44,352)	-
Total	4,141,041	53,926	233,261	108,386	4,536,616	(44,352)	4,492,263
Operating expenses	3,927,699	67,782	246,429	107,454	4,349,364	(46,064)	4,303,300
Operating income (loss)	213,341	(13,855)	(13,168)	932	187,251	1,712	188,963
2. Assets, depreciation and amortization, and capital expenditure							
Assets	2,153,080	114,725	135,317	236,524	2,639,648	318,016	2,957,665
Depreciation and amortization	108,503	4,102	6,168	18,704	137,478	(944)	136,534
Capital expenditure	60,975	1,161	7,274	38,802	108,213	965	109,179

NOTE:

1. Operations by industry are categorized based on types of products and characteristics.
2. Main products or services under each category are as follows:
   - 1) Tobacco — Tobacco products
   - 2) Pharmaceuticals — Prescription drugs
   - 3) Foods — Beverages and processed foods
   - 4) Others — Rent of real estate, leasing, engineering and others
3. Unallocated assets included under Elimination/Corporate consist mainly of surplus funds of the Company such as cash, bank and time deposits as well as marketable securities, long-term investments (a portion of investment securities), assets used for fundamental research and unused land. The amounts of these assets as of March 31, 2002 and 2003 are ¥338,084 million and ¥373,363 million, respectively.
4. As described in "ACCOUNTING POLICIES (4)Foreign currency transactions", effective from this fiscal year, the Group translates profits and losses of consolidated overseas subsidiaries using the average exchange rate of the fiscal year of individual subsidiaries. As a result of this change, Tobacco segment's Sales to customers and Operating income for this fiscal year increased by ¥29,160 million and ¥1,372 million, respectively, as compared to the previous method. The effects of this accounting change on Pharmaceuticals, Foods, and Others segments were minor.

5. Amortization of goodwill by segment, which was included in selling, general and administrative expenses was as follows:

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Consolidated
For the year ended March 31, 2002	11,288	4,643	5,877	408	22,217
For the year ended March 31, 2003	(426)	4,643	7,546	36	11,799

2. OPERATIONS BY GEOGRAPHIC AREA

(For the year ended March 31, 2002) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
1. Sales and operating income (loss) Sales						
(1) Sales to customers	3,873,643	302,911	367,619	4,544,174	-	4,544,174
(2) Intersegment sales	39,884	128,782	25,138	193,805	(193,805)	-
Total	3,913,527	431,694	392,758	4,737,980	(193,805)	4,544,174
Operating expenses	3,759,032	476,213	339,739	4,574,985	(194,616)	4,380,369
Operating income (loss)	154,494	(44,518)	53,019	162,995	810	163,805
2. Assets	1,828,501	717,246	189,622	2,735,370	327,706	3,063,076

(For the year ended March 31, 2003) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination	Consolidated
1. Sales and operating income (loss) Sales						
(1) Sales to customers	3,794,323	316,992	380,948	4,492,263	-	4,492,263
(2) Intersegment sales	39,716	121,364	21,125	182,206	(182,206)	-
Total	3,834,039	438,356	402,073	4,674,470	(182,206)	4,492,263
Operating expenses	3,679,051	460,290	347,294	4,486,636	(183,336)	4,303,300
Operating income (loss)	154,988	(21,933)	54,779	187,833	1,130	188,963
2. Assets	1,745,501	681,909	167,769	2,595,180	362,484	2,957,665

NOTE:

1. Operations by geographic area are categorized based on geographical approximation.
2. Main countries and areas included in each category other than Japan
   1) Western Europe — Switzerland, France, and Germany
   2) Others — Canada, Russia, Malaysia, and others
3. Unallocated assets included in Elimination / Corporate are the same as those described in Note 3 of OPERATION BY INDUSTRY.
4. As described in ACCOUNTING POLICIES (4)Foreign currency transactions, effective from this fiscal year, the Group translates profits and losses of consolidated overseas subsidiaries using the average exchange rate of the fiscal year of individual subsidiaries. As a result of this change, Sales to customers for this fiscal year of Western Europe and Others segment increased by JPY 13,370 million and JPY 15,648 million, respectively, as compared to the previous method. Also, Operating income/(loss) for this fiscal year of Western Europe and Others segment increased/(decreased) by JPY 936 million and JPY 2,278 million, respectively. There were no effects of this accounting change on Japan segment.

3. OVERSEAS SALES

(For the year ended March 31, 2002) *Millions of yen*

	Total
1 Overseas sales	684,089
2 Consolidated sales	4,544,174
3 Percentage of overseas sales to consolidated sales (%)	15.1

(For the year ended March 31, 2003) *Millions of yen*

	Total
1 Overseas sales	708,085
2 Consolidated sales	4,492,263
3 Percentage of overseas sales to consolidated sales (%)	15.8

NOTE: Overseas sales are sales of the Company and consolidated subsidiaries in countries and areas other than Japan.

RELATED PARTY TRANSACTIONS

(For the year ended March 31, 2002)
Information is omitted due to immateriality.

(For the year ended March 31, 2003)
Information is omitted due to immateriality.

SUBSEQUENT EVENT FOOTNOTE

Upon the resolution of the meeting of the Board of Directors held on May 7, 2003, the Company decided to change its accounting policy for certain obligations for annuity payments of the government sponsored defined benefit pension plans in order to improve the Company's financial strength. The Company's annuity-basis obligations which are subject to the accounting change relate to pension benefits entitled to beneficiaries for their services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law. This accounting change recognizes this liability as part of the Company's liability for retirement benefits considering the actuarially determined computation methods prescribed by the Revised Accounting Standards for Independent Administrative Institutions. This standard prescribes accounting for annuity obligations for government sponsored pension plans and became effective from April 1, 2003. Prior to the change, annuity-basis contributions had been recorded as expenses when paid.

The aggregate impact of this accounting change is to fully recognize this liability and JT will recognize a one-time extraordinary loss of approximately JPY 185 billion and to decrease net income by approximately JPY 102 billion, net of tax effects, for the year ending March 31, 2004. This change in accounting will have no effect on the Company's cash flows for the year then ending and thereafter.